Exhibit 99.1

Innovating New Treatments for People with Ultra - rare Bone Disorders and Other Diseases Clementia Annual Report 2017

Innovating New Treatments for People with Ultra - rare Bone Disorders and Other Diseases Letter to our Shareholders 2017 To our shareholders, It was less than 10 years ago when I ﬁrst learned about ﬁbrodysplasia ossiﬁcans progressiva, or FOP, during a conversation with a colleague about a recent paper published in Nature Medicine. It was that paper, which described how abnormal bone formation could be inhibited by a medicine called an RAR γ agonist, that inspired me to start Clementia with a goal of developing treatments for people with devastating bone disorders , like FOP. Since our inception, we have taken tremendous strides forward in advancing our lead product candidate, palovarotene, an RAR γ agonist, for the treatment of people with FOP and a second debilitating skeletal disorder called multiple osteochondromas, or MO. I am honored to write this letter to our shareholders in our ﬁrst year as a public company and reﬂect on everything we have accomplished so far, while recognizing all that remains to be done. Last year, we shared important data from our Phase 2 trial of patients with FOP, an ultra - rare, severely disabling, progressive, chronic disease in which soft tissue transforms into ribbons and sheets of extraskeletal bone. FOP has an estimated prevalence of just 1.3 cases per 1 million individuals and less than 1,000 people worldwide have a conﬁrmed clinical diagnosis. Affected individuals live with frequent, painful and recurrent episodes of soft tissue swelling, called ﬂare - ups, that often precede bone growth. AȽ ȏǑ ɋȏưƌɲ ˱ଉ there are currently no approved treatments for FOP. The data from the Phase 2 trial in FOP showed that episodic dosing at the time of a ﬂare - up resulted in a 75 percent reduction in mean bone volume for patients enrolled in the trial. For enrolled patients who were dosed both chronically and at the time of ﬂare - ups, we saw an even better response, an indicated reduction in mean bone volume of greater than 95 percent. These data supported the initiation of the Phase 3 MOVE Trial in patients with FOP in December 2077, in which we are using the chronic and flare - up dosing regimen. We plan to progress this trial to full enrollment by the end of this year, with a frst data analysis planned for the second quarter of 2079. We plan to announce data from the Part B extension of our Phase 2 trial in FOP in the second quarter of 2018. If the Phase 3 trial is consistent ɬǠɋǚ our initial ﬁndings, we believe that palovarotene has the opportunity to be the ﬁrst treatment for FOP and look forward to assessing its full therapeutic potential as the trial advances. We recently initiated a new Phase 2 trial, the MO - Ped Trial, to evaluate palovarotene for the treatment of MO. MO, also called multiple hereditary exostoses, or MHE, is an ultra - rare, severely disabling, progressive, chronic disease in which multiple benign bone tumors, also known as osteochondromas (OCs) develop on bones. MO is estimated to affect 20 individuals per ׏ million lives and there are currently no known ȲǚƌȵȂƌƩȏǹȏǒǠƩ treatment options available or in development. Preclinical data that we have generated to - date ha ve shown encouraging reductions in the development of new OCs, and we believe that the data from our Phase 2 trial could potentially support registration in this indication. Beyond our later - stage programs in bone disorders, we are evaluating the potential for palovarotene in other indications, including for the treatment of dry eye disease. We have developed an eye drop formulation that has shown promise in preclinical models, which we have been investigating since learning that RAR γ may be the driver of the beneﬁcial effects of vitamin A on corneal health. We are excited about the potential for this program and what it could mean for the millions of people who suffer from dry eye disease. With every milestone we reach and every person we are able to help, I am reminded of why I started Clementia. As I learned about FOP and then shortly after about MO, I was moved by these patients, their outlooks on life, and their drive to ﬁnd new treatments. This past year has been a tremendous one for our company, and we are committed to continuing our work to develop these important treatments that have already shown signiﬁcant promise in our studies. I look forward to keeping you apprised of our continued progress. Sincerely, Clarissa Desjardins, Ph.D. Founder and Chief Executive Ofﬁcer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20 - F (Mark One) Ŀ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR IBJ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017 OR □ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to OR □ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report Commission file number 001 - 38177 CLEMENTIA PHARMACEUTICALS INC. (Exact name of Registrant as specified in its charter) NIA (Translation of Registrant's name into English) Canada (Jurisdiction of incorporation or organization) 4150 St Catherine Street West, Suite 550 Montreal, Quebec, Canada H3Z 2Y5 (Address of principal executive offices) Michael Singer, Chief Financial Officer, Clementia Pharmaceuticals Inc., 4150 St Catherine West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5, Tel: (514) 940 - 3600 (Name, telephone, email and/or facsimile number and address of Company contact person) Securities registered or to be registered pursuant to Section 12(b) of the Act: Title of each class Name of each exchange on which registered Common Shares, no par value The Nasdaq Global Select Market Securities registered or to be registered pursuant to Section 12(g) of the Act: None (Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None (Title of Class) I

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: At December 3 I, 20 I 7 , 3 I, 7 I 7,584 common shares were issued and outstanding. Indicate by check mark if the registrant is a well - known seasoned issuer, as defined in Rule 405 of the Securities Act. □ Yes IBJ No If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section I 3 or I 5 (d) of the Securities Exchange Act of I 934 . □ Yes IBJ No Note - checking the box above will not relieve any registrant required to file reports pursuant to Section I 3 or I 5 (d) of the Securities Exchange Act of I 934 from their obligations under those sections. Indicate by check mark whether the registrant (I) has filed all reports required to be filed by Section I 3 or I 5 (d) of the Securities Exchange Act of I 934 during the preceding I 2 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days . IBJ Yes Ŀ No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S - T ( † 232 . 405 of this chapter) during the preceding I 2 months (or for such shorter period that the registrant was required to submit and post such files) . IBJ Yes Ŀ No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non - accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule I 2 b - 2 of the Exchange Act. Large Accelerated Filer Ŀ Accelerated Filer Ŀ Non - Accelerated Filer IBJ Emerging growth company IBJ If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standardst provided pursuant to Section I 3 (a) of the Exchange Act. Ŀ t The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5 , 2012 . Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing : U.S. GAAP Ŀ International Financial Reporting Standards as issued Other Ŀ by the International Accounting Standards Board IBJ If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Ŀ Item I7 Ŀ Item I8 If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule I2b - 2 of the Exchange Act). Ŀ Yes IBJ No 2

TABLE OF CONTENTS TO INSERT

GENERAL		6
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		7
PART I		9
Item 1.	Identity of Directors, Senior Management and Advisors	9
Item 2.	Officer Statistics and Expected Timetable	9
Item 3.	Key Information	9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	11
Item 4.	Information on the Company	50
A.	History and Development of the Company	50
B.	Business Overview	51
C.	Organizational Structure	66
D.	Property, Plant and Equipment	66
Item 4a.	Unresolved Staff Comments	66
Item 5.	Operating and Financial Review and Prospects	66
A.	Operating Results	67
B.	Liquidity and Capital Resources	74
C.	Research and development, patents and licenses, etc.	79
D.	Trend Information	79
E.	Off-balance Sheet Arrangements	79
F.	Tabular disclosure of Contractual Obligations	80
G.	Safe Harbor	81
Item 6.	Directors, Senior Management and Employees	81
A.	Directors and Senior Management	81
B.	Compensation	85
C.	Board Practices	101
D.	Employees	104

3

E . Share Ownership I04 Item 7 . Major Shareholders and Related Party Transactions I05 A . Major Shareholders I05 B . Related Party Transactions I07 C . Interests of Experts and Counsel I07 Item 8 . Financial Information I08 A . Consolidated Statements and Other Financial Information I08 B . Significant Changes I08 Item 9 . The Offer and Listing I08 A . Offer and Listing Details I08 B . Plan of Distribution I09 C . Markets I09 D . Selling Shareholders I09 E . Dilution I09 F . Expenses of the Issue I09 Item 10 . Additional Information I09 A . Share Capital I09 B . Memorandum and Articles of Association III C . Material Contracts II4 D . Exchange Controls II5 E . Taxation II5 F . Dividends and Paying Agents I26 G . Statement by Experts I26 H . Documents on Display I26 I . Subsidiary Information I26 Item 11 . Qualitative and Quantitative Disclosure About Market Risks I27 Item 12 . Description of Securities Other Than Equity Securities I27 A . Debt securities I27 B . Warrants and Rights I27 C . Other Securities I28 D . American Depositary Shares I28 PART II I28 Item 13 . Defaults, Dividend, Arrearages and Delinquencies I28 4

Item 14 . Item 15 . Material Modifications to the Rights of Security Holders and Use of Proceeds Controls and Procedures I28 I28 Item 16 . [Reserved] I29 Item 16A . Audit Committee Financial Expert I29 Item 16B . Code of Ethics I29 Item 16C . Principal Accountant Fees and Services I30 Item 16D . Exemptions from the Listing Standards for Audit Committees I3I Item 16E . Purchases of Equity Securities by the Issuer and Affiliated Purchasers I3I Item 16F . Change in Registrant's Certifying Accountant I3I Item 16G . Corporate Governance I3I Item 16H . Mine Safety Disclosure I3I Item 17 . Financial Statements I3I Item 18 . Financial Statements I32 Item 19 . EXHIBITS I33 5

GENERAL Clementia is a clinical - stage biopharmaceutical company innovating new treatments for people with ultra - rare bone disorders, including Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondromas (MO), as well as other diseases . In August 20 I 7 , the Company completed its initial public offering (IPO) and issued 9 ,I 9 I, 000 common shares at $ I 5 per share, including the underwriters' over - allotment option, for total gross proceeds of approximately $ I 37 . 9 million . The Company's common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA . Immediately prior to the IPO, the Company amended its articles of incorporation to effect a II . 99 - for - I stock split of all of its common shares . The stock split became effective on July I 9 , 20 I 7 and, as a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in this Annual Report have been retrospectively adjusted to reflect this stock - split . On August 7 , 20 I 7 , the Company amended and restated its articles . The Company is since then authorized to issue an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares issuable in series, without nominal or par value . All references in this Annual Report to "the Company", "Clementia", "we", "us", or "our" refer to Clementia Pharmaceuticals Inc . and the subsidiaries through which it conducts its business unless otherwise indicated . Unless otherwise indicated, all references to "dollars" or the use of the symbol " $ " are to U . S . dollars, the Company's functional currency, and all references to "Canadian dollars" or "C $ " are to Canadian dollars . Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) . 6

CAUTIONARY NOTE REGARDING FORWARD - LOOKING STATEMENTS This Annual Report on Form 20 - F contains forward - looking statements within the meaning of applicable securities laws . All statements contained herein that are not clearly historical in nature are forward - looking, and the words "anticipate," "believe," "expect," "estimate," "may," "will," "could," "leading," "intend," "contemplate," "shall" and similar expressions are generally intended to identify forward - looking statements . Forward - looking statements in this Annual Report include, but are not limited to, statements with respect to : • our ability to achieve profitability in the future; • our projected financial position and estimated cash burn rate; • our expectations about the timing of achieving milestones and the cost of our development programs; • our observations and expectations regarding the efficacy of palovarotene, our lead product candidate, and the potential benefits to patients; • our requirements for, and the ability to obtain, future funding on favorable terms or at all; • our projections regarding the timely and successful completion of studies and trials and availability of results from such studies and trials; • our expectations about palovarotene's safety and efficacy; • our expectations regarding our ability to arrange for the manufacturing of our products and technologies; • our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process; • our plans to market, sell and distribute our products and technologies; • our expectations regarding the acceptance of our products and technologies by the market; • our ability to retain and access appropriate staff, management, and expert advisers; • our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and • our strategy with respect to the protection of our intellectual property. All forward - looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made . These forward - looking statements are not based on historical facts but rather on management's expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities . By its nature, forward - looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward - looking statements will not occur . Factors which could cause future outcomes to differ materially from those set forth in the forward - looking statements include, but are not limited to : • our ability to generate revenue and become profitable; • the ability to obtain, on satisfactory terms or at all, the financing required to support operations, development, clinical trials, and commercialization of products; • the risks related to our heavy reliance on palovarotene, our only current product candidate; • the risks of delays and inability to complete clinical trials due to difficulties enrolling patients; • the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; • the risks related to clinical trials including the risk of negative results, potential delays, cost overruns and potential adverse events or unacceptable side effects; 7

• the risks of reliance on third - parties for the planning, conduct and monitoring of clinical trials and for the manufacture of clinical drug supplies and drug product; • potential changes in regulatory requirements, and delays or negative outcomes from the regulatory approval process; • our ability to successfully compete in our targeted markets, including the risk that competing therapies could emerge; • the risks related to healthcare reimbursement policies and potential healthcare reform; • our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third - party owners; • our ability to adequately protect proprietary information, trade secrets, and technology from competitors; • the risk of patent or other intellectual property related litigation; • risks related to changes in patent laws and their interpretations; • risks relating to our ability to manage the expansion of the size and scope of our Company, including risks associated with international operations; • the potential for product liability claims; and • our ability to attract, retain and motivate key personnel. The above are further and more fully described under Item 3 D of this Annual Report entitled "Risk Factors . " Although the forward - looking statements contained in this Annual Report are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward - looking statements . Any forward - looking statements represent our estimates only as of the date of this Annual Report and should not be relied upon as representing our estimates as of any subsequent date . We undertake no obligation to update any forward - looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities legislation . 8

PART I Item 1. Identity of Directors, Senior Management and Advisors Not applicable. Item 2. Officer Statistics and Expected Timetable Not applicable. Item 3 . Key Information A. Selected Financial Data The following tables present our selected financial data for the periods and as of the dates indicated and have been derived from the audited consolidated financial statements of the Company . Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB . You should read these tables in conjunction with our audited consolidated financial statements and accompanying notes thereto included in Item I 8 of this Annual Report and Item 5 "Operating and Financial Review and Prospects" section of this Annual Report . Unless otherwise indicated, all references to "dollars" or the use of the symbol " $ " are to United States dollars, the Company's functional currency . Our historical results are not necessarily indicative of the results that should be expected in any future period. All of our operations are continuing operations. Consolidated statements of operations data Year ended December 31, 2017 2016 2015 2014 Expenses (in thousands, except share and per share data) Research and development $ 27,406 $ I6,852 $ I4,396 $ 7,797 Tax credits (I,237) (I39) (I65) (2I4) 26 , I69 I6,7I3 I4 , 23I 7,583 General and administrative 9 , 287 3,406 5 , 479 2,266 Interest income ( I , 082) (399) ( I09) (I9) Financial expenses 80 , 438 37,646 56 , I40 2,364 Income tax expense 643 I46 I56 95 $ (II5,455) $ (57,5I2) $ (75,897) $ (I2,289) $ Net loss and comprehensive loss Net loss per share, basic and diluted Weighted average number of shares outstanding, basic and diluted (7.93) $ I4,560,482 (24.46) $ 2,35 I, 347 (33.06) $ 2,295,402 ( 5 . 70) 2,I56,689 9

Consolidated statements of financial position data As at December 31, 201 7 201 6 201 5 201 4 Cash and short - term investments (in t $ 66,230 housands, except sha $ 39,434 re and per share da $ 58,I07 ta) $ 5,504 Long - term investments 75 , 000 - - - Working capital 64 , 958 36 , I0I 55 , 569 4 , 885 Total assets I48 , 425 4I , 557 60 , 657 8 , 000 Preferred shares and embedded derivative liabilities - I85 , 706 I47 , 98I 2I , 598 Total liabilities 6 , 7I 9 I90 , 22 9 I5I , 99 2 23 , 65 3 Total shareholders' equity (deficit) I4I , 707 ( I48 , 672) ( 9I , 335) ( I5 , 652) Number of common shares outstanding 3I , 7I7 , 584 2 , 35I , 347 2 , 35I , 347 2 , II5 , 959 Dividends paid on common shares (I) $ - $ - $ - $ - (I) The Company has never declared or paid dividends since inception and does not expect to do so in the foreseeable future. Exchange rate data The following table sets forth, for the periods indicated, the high, low, average and end of period noon rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods. Year ended December 31, 201 7 201 6 201 5 201 4 Highest noon rate during the period $ I . 3743 $ I . 4589 $ I . 3990 $ I . I643 Lowest noon rate during the period $ I . 2I28 $ I . 2544 $ I . I728 $ I . 06I4 Average noon spot rate for the period $ I . 2986 $ I . 3248 $ I . 2787 $ I . I045 Noon rate at the end of the period $ I. 2545 $ I. 3427 $ I. 3840 $ I.I 60 I On February 27 , 20 I 8 , the Bank of Canada indicative rate of exchange was $I. 00 = C$I. 2740 . B. Capitalization and Indebtedness Not applicable. C. Reasons for the Offer and Use of Proceeds Not applicable. I 0

D. Risk Factors Our business involves a high degree of risk . Please carefully consider the risks we describe below in additional to the other information set forth elsewhere in this annual report and our other filings with the SEC . These material risks could adversely affect our business, financial condition and results of operations . See "Cautionary Note Regarding Forward - Looking Statements" . Risks Related To Our Financial Position and Need For Capital We are a clinical stage biopharmaceutical company with a limited operating history and have not generated any revenue from product sales . We have incurred significant operating losses and negative operating cash flows since our inception and anticipate that we will incur continued losses for the foreseeable future . We are a clinical stage company with a limited operating history . Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk . We were incorporated in November 20 I 0 . Our operations to date have been limited primarily to organizing and staffing our Company, raising capital and conducting research and development activities for palovarotene and other product candidates . We have never generated any revenue from product sales . We have not obtained regulatory approvals for palovarotene or any other product candidate . We have funded our operations to date primarily through proceeds from our IPO and issuances of redeemable convertible preferred stock. From our inception through December 3I, 20I7, we received gross proceeds of $I37.9 million from our IPO and $I02.2 million from the sale of our convertible and redeemable preferred shares. As of December 3I, 20I7, our cash and short and long - term investments were $I4I.2 million. We have incurred net losses in each year since our inception. Our net losses were $II5.5, $57.5, $75.9 and $I2.3 million for the years ended December 3I, 20I7, 20I6, 20I5 and 20I4, respectively, and our negative operating cash flows were $35.6, $I8.8, $I7.6 and $9.7 million for the years ended December 3I, 20I7, 20I6, 20I5 and 20I4, respectively. Substantially all of our operating losses have resulted from non - cash financing charges incurred in connection with the accounting for our preferred shares and embedded derivatives, as well as costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our accumulated deficit and working capital. In addition, if we obtain marketing approval for palovarotene or any other product candidate, we will incur significant sales, marketing and outsourced - manufacturing expenses. We will also continue to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis. II

Our ability to become profitable depends upon our ability to generate revenue . To date, we have not generated any revenue from palovarotene or any other product candidate and we do not know when, or if, we will generate any revenue . We do not expect to generate significant revenue unless and until we obtain marketing approval of, and begin to sell, palovarotene . Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to : • initiate and successfully complete clinical trials that meet their clinical endpoints; • initiate and successfully complete all safety studies required to obtain U.S. and foreign marketing approval for palovarotene or any other product candidates; • commercialize palovarotene or any other product candidates, if approved, by developing a sales force or entering into collaborations with third parties; and • achieve market acceptance of palovarotene or any other product candidates in the medical community and with third - party payors. Absent our entering into a collaboration or partnership agreement, we expect to incur significant sales and marketing costs as we prepare to commercialize palovarotene or any other product candidates . Even if we initiate and successfully complete pivotal clinical trials of palovarotene or any other product candidates, and any such product candidate is approved for commercial sale, and despite expending these costs, our product candidate may not be a commercially successful drug . We may not achieve profitability soon after generating product sales, if ever . If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding . We expect to need to raise additional funding, which may not be available on acceptable terms, or at all . Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations . We are currently advancing palovarotene through clinical development . Developing our product candidates is expensive, and we expect our research and development and commercialization expenses to increase substantially in connection with our ongoing activities, particularly as we advance palovarotene in clinical trials . Depending on the status of regulatory approval or, if approved, commercialization of palovarotene or any other product candidates, as well as the progress we make in selling palovarotene or any other product candidates, we will require additional capital to fund operating needs thereafter . We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for palovarotene or any other product candidates or otherwise expand more rapidly than we presently anticipate . As of December 3 I, 20 I 7 , our cash and short - term investments were $ 66 . 2 million and long - term investments were $ 75 million . We expect that our existing cash and short - term investments will be sufficient to fund our operating expenses for at least the next twelve months following December 3 I, 20 I 7 . However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third - party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches . In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, palovarotene or any other product candidate . Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations . Any additional fundraising efforts may divert our management from their day - to - day activities, which may adversely affect our ability to develop and commercialize palovarotene or any other product candidates . In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all . If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations . I2

Risks Related to Product Development, Regulatory Approval and Commercialization We depend heavily on the success of our only current product candidate, palovarotene, for which as of the date of this Annual Report, we have completed a Phase 2 clinical trial, we have initiated one registration trial and we are planning to initiate a Phase 2 clinical trial in 2018 . We cannot be certain that we will be able to develop, obtain regulatory approval of, or successfully commercialize palovarotene for FOP, MO or any other indication . We currently have no drug products for sale and may never be able to successfully develop drug products . We have invested the vast majority of our efforts and resources into the development of our only current product candidate, palovarotene, for the treatment of FOP and MO . Our business thus depends heavily on the successful non - clinical and clinical development, regulatory approval and commercialization of palovarotene, for which we have initiated, or are preparing to initiate clinical trials for the treatment of FOP and MO . Palovarotene will require substantial additional clinical development, testing and regulatory approval before we may be permitted to commence its commercialization . The clinical trials of our product candidate are, and the manufacturing and marketing of our product candidate will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market this or any other product candidate . Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through clinical trials that the applicable product candidate is safe and effective for use for the target indication . Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials . This process can take many years and may include post - marketing studies and surveillance, which may require the expenditure of substantial resources beyond the proceeds we raised in our IPO . Of the large number of drugs in development in the United States at any time, only a small percentage will successfully complete the U . S . Food and Drug Administration (FDA) regulatory approval process and will be commercialized . Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical trials, we cannot assure you that our product candidate will be successfully developed or commercialized . We are not permitted to market our product candidate in the United States until we receive approval of a new drug application (NDA) from the FDA, or market in any foreign countries until we receive the requisite approval from such countries . We have initiated a Phase 3 clinical trial to study safety, tolerability and efficacy of palovarotene in patients with FOP . We expect that the FDA will require us to complete this Phase 3 trial in order to submit an NDA for palovarotene as a treatment for FOP patients . We are also currently preparing to initiate a Phase 2 trial using palovarotene for the treatment of MO . While the FDA has recommended that we conduct a Phase 2 trial to inform the optimal dose and the appropriate choice of endpoints in MO followed by a Phase 3 trial, we believe that this Phase 2 study may, if it provides statistically strong evidence of an important clinical benefit, be sufficient for us to file an NDA for palovarotene for MO . However, there is no guarantee that we will not be required to perform an additional pivotal trial of palovarotene in MO in order to gain approval . Moreover, the FDA has stated their preference for a Phase 2 trial followed by a Phase 3 trial . We also intend to discuss the details and timing of a clinical trial in surgical excision of heterotopic ossification (HO) using palovarotene with the FDA . The FDA has indicated that we need additional positive data from our trials in FOP prior to commencing the trial in surgical excision . We cannot be certain that the FDA will not require that we conduct additional pivotal trials before we can submit an NDA for palovarotene for any indication . Prior to initiating our clinical trials, we met with the FDA to discuss our protocols and have agreed on what would be required in a Phase 3 clinical trial of palovarotene for the treatment of FOP and a Phase 2 clinical trial in MO . I3

The FDA may require that we conduct additional toxicity studies and may also require us to conduct additional non - clinical studies before submitting an NDA for palovarotene . Obtaining approval of an NDA is a complex, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of our product candidate for many reasons, including, among others : • we may not be able to demonstrate that palovarotene or any other product candidate is safe and effective in treating FOP to the satisfaction of the FDA; • the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA for marketing approval; • the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials; • the FDA may require that we conduct non - clinical studies and additional clinical trials; • the FDA may not approve the formulation, labeling or specifications of palovarotene or any other product candidate; • the contract research organizations (CROs) that we retain to conduct our non - clinical studies and clinical trials may take actions outside of our control that adversely impact such studies or trials; • the FDA may find the data from non - clinical studies and clinical trials insufficient to demonstrate that palovarotene or any other product candidate's clinical and other benefits outweigh its safety risks; • the FDA may disagree with our interpretation of data from our non - clinical studies or clinical trials; • the FDA may not accept some or all of the data generated at our non - clinical studies and clinical trial sites; • if our NDA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, non - clinical studies or additional clinical trials, limitations on approved labeling or distribution and use restrictions ; • the FDA may determine that the manufacturing processes or facilities of third - party manufacturers with which we contract do not conform to applicable requirements, including current Good Manufacturing Practices (cGMPs); or • the FDA may change its approval policies or adopt new regulations. Any of these factors and others, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market palovarotene or any other product candidate . Any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects . The number of patients suffering from FOP and MO is small and has not been established with precision . If the actual number of patients with FOP or MO is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development of palovarotene or any other product candidate, and if palovarotene or any other product candidate is approved, our revenue and ability to achieve profitability may be materially adversely affected . There is no precise method of establishing the actual number of patients with FOP or MO in any geography over any time period . We estimate that the number of individuals affected by FOP is approximately I . 3 individuals per million lives globally and the number of individuals affected by MO is approximately 20 individuals per million lives worldwide . If we are not able to identify and recruit a sufficient number of patients, we will have difficulty completing our clinical trials . Moreover, other companies are trying to recruit patients for their trials which may negatively impact our ability to recruit patients for our trials . Because the estimated number of patients is so small, and particularly if the actual number of patients with FOP or MO is lower than we believe, we may experience difficulty in enrolling patients in our clinical trials, thereby delaying development of palovarotene . I4

Further, if palovarotene or any other product candidate is approved, the markets for FOP or MO could be smaller than we anticipate, which could limit our ability to achieve profitability . If serious adverse events or unacceptable side effects are identified during the development of palovarotene or at any other time, we may need to delay, limit or terminate our clinical development activities, and such adverse events or unacceptable side effects may negatively impact the regulatory approval and commercial profile of palovarotene, and have other significant negative consequences . Clinical trials by their nature utilize a sample of the potential patient population . Accordingly, any rare and severe side effects of palovarotene may be uncovered only in later stages of our product development activities or only in subsequent trials that we may conduct . Many product candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented their further development . We have observed an increase in specific mucocutaneous side effects when higher doses of palovarotene are administered . These included pruritus (or itchiness), generalized pruritus, excoriation (or skin abrasion), rash and alopecia (or hair loss), none of which were considered severe . These mucocutaneous side - effects required dose de - escalations due primarily to dry skin, alopecia and pruritus . We are evaluating in our registration trial chronic dosing for a duration that will support lifetime chronic dosing of palovarotene and as a result, the severity of side effects observed to date may increase and new side effects may emerge . Since palovarotene is a retinoid and therefore a teratogen, women who are or expect to become pregnant will not be able to take palovarotene and major fetal abnormalities may occur if it is taken, as any fetus that is exposed can be affected . Moreover, the development of palovarotene or any other product candidate may cause certain undesirable side effects in certain patient populations or have characteristics that are unexpected, and we may need to abandon development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk - benefit perspective, any of which could adversely affect our business, prospects, financial condition and results of operations . Further, it is possible that rare and severe side effects of palovarotene or any other product candidate may only be uncovered after palovarotene or any other product candidate receives marketing approval . This would result in a number of potentially significant negative consequences, including : • regulatory authorities may withdraw or limit their approval of such product candidate; • regulatory authorities may require the addition of labeling statements, such as a "boxed" warning or a contraindication; for example, palovarotene, like all retinoids, is a teratogen and its labeling will communicate that it must not be taken by pregnant women or women who may become pregnant; • we may be required to change the way such product candidate is distributed or administered, conduct additional clinical trials or change the labeling of the product candidate; • we may be subject to regulatory investigations and government enforcement actions; • we may decide to remove such product candidate from the marketplace; • we could be sued and held liable for injury caused to individuals exposed to or taking our product candidate; or • our reputation may suffer. We believe that any of such events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing palovarotene or any other product candidate and significantly impact our ability to successfully commercialize palovarotene or any other product candidate and generate revenues . I 5

Results from early clinical trials of palovarotene or any other product candidate are not necessarily predictive of the results of later nonclinical studies and clinical trials of palovarotene or any other product candidate . If later clinical trials are not successful, we will not be able to successfully develop, obtain regulatory approval for and commercialize palovarotene or any other product candidate . Any trends we observe and results we obtain from our early clinical trials of palovarotene or any other product candidate may not necessarily be predictive of the results from later clinical trials. For example, as is common with Phase 2 trials, particularly with the first clinical trials to be conducted in a patient population, we explored numerous endpoints and analyzed the data from our Phase 2 clinical trials of palovarotene in a number of ways. Product candidates such as palovarotene in Phase 3 clinical trials may fail to demonstrate sufficient efficacy despite having progressed through initial clinical trials, even if certain analyses of primary or secondary endpoints or cross - study comparisons of pooled results in those early trials showed trends toward efficacy. Much of the data we present on the use of palovarotene for the treatment of FOP is drawn from the results of multiple clinical trials which have been pooled and then analyzed. While we believe this data is useful in informing the design of future clinical trials in palovarotene, cross - study comparisons of pooled results involve the inherent bias of post - hoc manipulation of data and choice of analytical methods, as well as methodological issues surrounding heterogeneity among studies contributing to the analyses; therefore, it is important to view such results in light of the totality of all available information, such as individual study results on pre - specified analyses of endpoints. Prior to obtaining approval for palovarotene, the results of our registration trials will have to demonstrate statistically significant improvement in the pre - specified primary endpoint in the applicable registration trial. To date, our clinical trials of palovarotene have not demonstrated statistically significant results. Further, different results may be achieved depending upon whether the Per Protocol (PP) population is used to report results or the Full Analysis Set or an Intent - to - Treat (ITT) population is used. While we believe the PP analysis may be more applicable for our Phase 2 studies because their primary purpose is in determining the biological effect of palovarotene such as by eliminating data relating to study participants that did not adhere to the trial protocol, we expect that the primary analysis for any registration trial would need to show efficacy on the full analysis set population or an ITT population. Also, our later - stage clinical trials could differ in significant ways from our Phase 2 clinical trials of palovarotene, which may cause the outcome of these later - stage trials to differ from our earlier stage clinical trials. These differences may include changes to inclusion and exclusion criteria, efficacy endpoints and statistical design. For example, our Phase 3 clinical trial in FOP has implemented a chronic dosing regimen with increased dosing in the case of flare - ups and a primary endpoint of new HO volume as measured by whole body CT scans (WCTBs). This dosing regimen and primary endpoint of annualized change in new HO volume is different from those of our PVO - IA - 20I study ('20I study) and Part A of our PVO - IA - 202 study ('202 study), and different from the data we present herein on the use of palovarotene for the treatment of FOP; this Phase 3 primary endpoint is a continuous variable rather than a discrete, responder analysis, as was performed in our '20I study and Part A of our '202 study. These differences may have an effect on the ability of our Phase 2 clinical trials to predict the outcome of our Phase 3 clinical trial. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late - stage clinical trials after achieving positive results in early - stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, non - clinical findings made while clinical trials were underway or safety or efficacy observations made in non - clinical studies and clinical trials, including previously unreported adverse events. Moreover, non - clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in non - clinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our clinical trials of palovarotene or any other product candidate, the development timeline and regulatory approval and commercialization prospects for palovarotene or any other product candidate, and, correspondingly, our business and financial prospects, would be materially adversely affected. I6

Failures or delays in the commencement or completion of our planned clinical trials of palovarotene or any other product candidate could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business . Successful completion of our clinical trials is a prerequisite to submitting an NDA to the FDA and, consequently, the ultimate approval and commercial marketing of palovarotene . We have initiated one registration trial and are preparing to initiate one Phase 2 clinical trial in the first quarter of 20 I 8 ; however, we do not know if these trials or any future clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others : • the FDA may deny permission to proceed with our planned clinical trials or any other clinical trials we may initiate, or may place a clinical trial on hold; • delays in filing or obtaining permission to proceed under additional investigational new drug applications (INDs) that may be required; • delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites; • inadequate quantity or quality of palovarotene or any other product candidate or other materials necessary to conduct clinical trials, for example delays in the manufacturing of sufficient supply of finished drug product; • difficulties obtaining Institutional Review Board (IRB) approval to conduct a clinical trial at a prospective site or sites; • challenges in recruiting and enrolling patients to participate in clinical trials, including the small size of the patient population, acute nature of the flare - ups in and chronic nature of the disease FOP, the proximity of patients to trial sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol and competition from other clinical trial programs for similar indications ; • severe or unexpected drug - related side effects experienced by patients in a clinical trial; • delays in validating any endpoints utilized in a clinical trial that we may choose to use, particularly any clinical outcome measures, such as the FOP - Physical Function Questionnaire that we have developed; • the FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials; • reports from non - clinical or clinical testing of other FOP and MO treatments that raise safety or efficacy concerns; and • difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the clinical trials, lack of efficacy, side effects, personal issues or loss of interest. Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results . In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a clinical trial, a data and safety monitoring board, overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others : • failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; I7

• inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold; • unforeseen safety issues, adverse side effects or lack of effectiveness; • changes in government regulations or administrative actions; • problems with clinical supply materials; and • lack of adequate funding to continue clinical trials. Product development costs for palovarotene for FOP, MO or for any other future indications we may pursue or for any other product candidates we may develop in the future will increase if we have delays in testing, or if we need to perform more or larger clinical studies than planned . If we experience delays in completion of any of our clinical trials, or if we, the FDA, other regulatory authorities, IRBs or other reviewing entities, or any of our clinical trial sites suspend or terminate any of our clinical trials of palovarotene for any indication, its commercial prospects may be harmed and our ability to generate product revenues will be delayed, if we are able to generate product revenue at all . Any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues . Any of these occurrences may harm our business, financial condition and prospects significantly . In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial or even withdrawal of regulatory approval of palovarotene for any indication . In addition, if one or more clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of palovarotene could be significantly reduced . We have never completed a Phase 3 clinical trial or registration trial, or submitted an NDA before, and may be unable to do so for palovarotene . The conduct of Phase 3 clinical trials and registration trials, and the submission of a successful NDA is a complicated process . We have never conducted a Phase 3 clinical trial or registration trial before, have limited experience in preparing and submitting regulatory filings, and have not submitted an NDA before . Consequently, we may be unable to successfully and efficiently execute and complete these planned clinical trials in a way that leads to NDA submission and approval of palovarotene . We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of drug candidates that we develop . Failure to commence or complete, or delays in, our planned clinical trials would prevent or delay commercialization of palovarotene . Potential changes in regulatory requirements, FDA guidance or unanticipated events during clinical trials of palovarotene or any other product candidate may result in changes to clinical trial protocols or additional non - clinical studies and clinical trial requirements, which could result in increased costs to us and could delay our development timeline . Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical trials may force us to amend clinical trial protocols or cause the FDA to impose new or additional clinical trial requirements . For example, the endpoints in our clinical trials may change . Based on our discussions with the FDA, the FDA has indicated that new HO volume is a clinically meaningful outcome for our Phase 3 clinical trial for palovarotene in FOP provided we pre - specify the magnitude of treatment effect and support the HO findings with secondary endpoints . However, there can be no assurance that the FDA may not later determine that mean new HO volume does not qualify as a clinically meaningful endpoint for our Phase 3 clinical trial for palovarotene . Further, we have had discussions with the FDA regarding endpoints related to our Phase 2 clinical trial in MO and we cannot be certain that the proposed study design will be acceptable to the FDA or that additional clinical studies will not be required . We have not yet discussed with the FDA our clinical trial for surgical release in FOP . I8

Amendments or changes to our clinical trial protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of clinical trials . If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct non - clinical studies or additional clinical trials, the commercial prospects for palovarotene and any other product candidate may be harmed and our ability to generate product revenue will be delayed, if we are able to generate product revenue at all . We rely, and expect that we will continue to rely, on third parties to conduct clinical trials for palovarotene and any other product candidate . If these third parties do not successfully carry out their contractual duties or fail to meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize palovarotene and any other product candidate and our business could be substantially harmed . We do not have the ability to independently conduct clinical trials . We rely on universities, contract laboratories and other third parties, such as CROs, to conduct clinical trials on palovarotene and any other product candidate . We enter into agreements with third - party CROs to provide monitors for and to manage data for our ongoing clinical trials . We rely heavily on these parties for execution of clinical trials for palovarotene and any other product candidate and control only certain aspects of their activities . As a result, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff . Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities . Outside parties may, among other things : • have staffing difficulties; • fail to comply with contractual obligations; • experience regulatory compliance issues; • undergo changes in priorities or become financially distressed; or • form relationships with other entities, some of which may be our competitors. These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control . Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific requirements and standards, and our reliance on CROs does not relieve us of our regulatory responsibilities . We and our CROs are required to comply with regulations and guidelines, including current Good Clinical Practices (cGCPs) for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials . These regulations and standards are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development . The FDA enforces cGCPs regulations and standards through periodic inspections of clinical trial sponsors, principal investigators and trial sites . If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications . We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs . In addition, our clinical trials must be conducted with product candidates produced under cGMPs regulations and will require a large number of test patients . Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action up to and including civil and criminal penalties . I9

Although we design our clinical trials for palovarotene and will do so for any future product candidate, CROs conduct all of the clinical trials . As a result, many important aspects of our drug development programs are outside of our direct control . In addition, the CROs may not perform all of their obligations under arrangements with us or in compliance with regulatory requirements, but we remain responsible and are subject to enforcement action that may include civil penalties up to and including criminal prosecution for any violations of FDA laws and regulations during the conduct of our clinical trials . If the CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development and commercialization of palovarotene and any other product candidates may be delayed or our development program materially and irreversibly harmed . We cannot control the amount and timing of resources these CROs devote to our program or our clinical products . If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures . If any of our relationships with these third - party CROs terminates, we may not be able to enter into arrangements with alternative CROs . If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize palovarotene and any other product candidate . As a result, we believe that our financial results and the commercial prospects for palovarotene and any other product candidate in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed . Sales of counterfeit palovarotene or unauthorized sales of palovarotene may have a material adverse effect on our revenues, business, results of operations and damage our brand and reputation . Palovarotene may become subject to competition from counterfeit pharmaceutical products, which are pharmaceutical products sold under the same or very similar brand names and/or having a similar appearance to genuine products, but which are sold without proper licenses or approvals . Such products divert sales from genuine products, often are of lower cost, often are of lower quality (having different ingredients or formulations, for example), and have the potential to damage the reputation for quality and effectiveness of the genuine product . Obtaining regulatory approval for palovarotene is a complex and lengthy process . If during the period while the regulatory approval is pending illegal sales of counterfeit palovarotene begin, consumers may buy such counterfeit palovarotene, which could have an adverse impact on our revenues, business and results of operations . In addition, if illegal sales of counterfeit palovarotene result in adverse side effects to consumers, we may be associated with any negative publicity resulting from such incidents . Although pharmaceutical regulation control and enforcement systems throughout the world have been increasingly active in policing counterfeit pharmaceuticals, we may not be able to prevent third parties from manufacturing, selling or purporting to sell counterfeit products competing with our product candidate . Further, we are aware that third parties are manufacturing unauthorized palovarotene for research use, and it is possible that unauthorized sales of palovarotene may be made through such channels without our knowledge . The existence and any increase in production or sales of counterfeit palovarotene or unauthorized palovarotene could negatively impact our revenues, brand reputation, business and results of operations . 20

We rely completely on one third - party supplier to manufacture the active pharmaceutical ingredient (API) for palovarotene and another third - party supplier to manufacture final drug product, and we intend to rely on third parties to produce non - clinical, clinical and commercial supplies of any future product candidates . We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of palovarotene, or any future product candidates, for use in the conduct of our non - clinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale . We currently have the API for palovarotene manufactured by one supplier and final drug product supplied by another supplier . At this time, we have not identified secondary sources of clinical supplies of palovarotene and identifying an additional manufacturer would require significant delay and likely significant additional cost . The facilities used by contract manufacturers to manufacture the active pharmaceutical ingredient and final drug product will generally be required to complete a pre - approval inspection by the FDA and other comparable foreign regulatory agencies to assess compliance with applicable requirements, including cGMPs, after we submit our NDA or relevant foreign regulatory submission to the applicable regulatory agency . We do not control the manufacturing process of, and are completely dependent on, our contract supplier to comply with cGMPs for manufacture of the API for our clinical trials, and upon another supplier for manufacture of final drug product . These manufacturers must successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies . In addition, although we have no direct control over these manufacturers' ability to maintain adequate quality control, quality assurance and qualified personnel, we are responsible for ensuring that our materials and product candidates are manufactured in accordance with cGMPs . Furthermore, these manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products . As a result, failure to satisfy the regulatory requirements for the production of those materials and products may affect the status of their facilities generally . If the FDA or an applicable foreign regulatory agency determines now or in the future that these facilities for the manufacture of our product candidate are noncompliant, any pending NDAs or other applications for marketing authorization may not be approved until the facilities have a compliance status that is acceptable to the FDA or an applicable foreign regulatory agency . In such case, we may need to find alternative manufacturing facilities, which would adversely impact our ability to develop, obtain regulatory approval for or market palovarotene and any future product candidate . Our reliance on these manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information . We do not have long - term supply agreements in place with any party, and each batch of palovarotene is individually contracted under a quality and supply agreement . If we engage new contractors, such contractors must complete an inspection by the FDA and other applicable foreign regulatory agencies . We plan to continue to rely upon the same manufacturers and, potentially, collaboration partners to manufacture commercial quantities of palovarotene, if approved . If we are unable to obtain the supplies we need at a reasonable price or on a timely basis, it could have a material adverse effect on our ability to complete the development of palovarotene or, if we obtain regulatory approval for palovarotene, to properly commercialize it . 2I

Even though we have obtained orphan drug designation for palovarotene as a treatment for FOP and MO, there may be limits to the regulatory exclusivity afforded by such designation . Even though we obtained orphan drug designation in July 20 I 4 for palovarotene for the treatment of FOP by the FDA and the EMA, and in November 20 I 7 for palovarotene for the treatment of MO by the FDA, there are limitations to exclusivity afforded by such designation . In the United States, the company that first obtains FDA approval for a designated orphan drug for the specified rare disease or condition receives orphan drug marketing exclusivity for that drug for a period of seven years . This orphan drug exclusivity prevents the FDA from approving another application, including a full NDA to market the same drug for the same orphan indication, except in very limited circumstances, including when the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care . For purposes of small molecule drugs such as palovarotene, the FDA defines "same drug" as a drug that contains the same active moiety and is intended for the same use as the drug in question . To obtain orphan drug exclusivity for a drug that shares the same active moiety as an already approved drug, it must be demonstrated to the FDA that the drug is safer or more effective than the approved orphan designated drug, or that it makes a major contribution to patient care . In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation . In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if another drug with the same active moiety is determined to be safer, more effective, or represents a major contribution to patient care . In Europe, orphan drugs may be able to obtain ten years of marketing exclusivity and up to an additional two years on the basis of qualifying pediatric studies . However, orphan exclusivity may be reduced to six years if the drug no longer satisfies the original designation criteria . Additionally, a marketing authorization holder may lose its orphan exclusivity if it consents to a second orphan drug application or cannot supply enough drug . Orphan drug exclusivity also can be lost when a second applicant demonstrates its drug is "clinically superior" to the original orphan drug . Even though we have obtained Fast Track Designation from the FDA for palovarotene for the treatment of FOP, it may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that palovarotene will receive marketing approval . If a drug is intended for the treatment of a serious or life - threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply to the FDA for Fast Track Designation. Even though we have obtained Fast Track Designation for palovarotene for the treatment of FOP, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Many drugs that have received Fast Track Designation have failed to obtain approval. Even though we have obtained Breakthrough Therapy Designation from the FDA for palovarotene for the treatment of FOP, it may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that palovarotene will receive marketing approval . The Breakthrough Therapy Designation is intended to expedite the development and review of products that treat serious or life - threatening conditions where "preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development" . The designation of a product candidate as a Breakthrough Therapy provides potential benefits that include but are not limited to more frequent meetings with the FDA to discuss the development plan for the product candidate and ensure collection of appropriate data needed to support approval ; more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials ; guidance on an efficient drug development program ; organization commitment involving senior managers ; and eligibility for rolling review and priority review . Breakthrough Therapy Designation does not change the standards for product approval . Even though we have obtained Breakthrough Therapy Designation for palovarotene for the treatment of FOP, we may not experience a faster development process, review or approval compared to conventional FDA procedures . Many drugs that have received Breakthrough Therapy Designation have failed to obtain approval . 22

Even if we receive marketing approval for palovarotene in the United States, we may never receive regulatory approval to market palovarotene outside of the United States . We have selected markets outside of the United States, including but not limited to parts of Europe, Asia, South America and Canada, where we intend to seek regulatory approval to market palovarotene . In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of any such other country . Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods . The time required to obtain approvals in other countries might differ from that required to obtain FDA approval . The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks . In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized . Obtaining this approval can result in substantial delays in bringing products to market in such countries . Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others . Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market palovarotene in such foreign markets . Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations and prospects . If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell palovarotene or any other product candidate, we may not be able to generate any revenue . We do not currently have an infrastructure for the sales, marketing and distribution of pharmaceutical products . In order to market palovarotene or any other product candidate, if approved by the FDA or any other regulatory body, we must build our sales, marketing, managerial and other non - technical capabilities or make arrangements with third parties to perform these services . If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, or if we are unable to do so on commercially reasonable terms, our business, results of operations, financial condition and prospects will be materially adversely affected . Even if we receive marketing approval for palovarotene or any other product candidate, our product candidate may not achieve broad market acceptance, which would limit the revenue that we generate from its sales . The commercial success of palovarotene or any other product candidate, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of palovarotene or any other product candidate among the medical community, including physicians, patients and healthcare payors . Market acceptance of palovarotene or any other product candidate, if approved, will depend on a number of factors, including, among others : 23

• the efficacy of palovarotene or any other product candidate as demonstrated in clinical trials; • limitations or warnings contained in the labeling approved for palovarotene or any other product candidate by the FDA or other applicable regulatory authorities, including that palovarotene, like all retinoids, is a teratogen and must not be taken by pregnant women or women who may become pregnant ; • the clinical indications for which palovarotene or any other product candidate is approved; • availability of alternative treatments already approved or expected to be commercially launched in the near future; • the potential and perceived advantages of palovarotene or any other product candidate over current treatment options or alternative treatments, including future alternative treatments; • the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies; • the strength of marketing and distribution support and timing of market introduction of competitive products; • publicity concerning our product or any competing products and treatments; • pricing and cost effectiveness; • the effectiveness of our sales and marketing strategies; • our ability to increase awareness of palovarotene or any other product candidate through marketing efforts; • our ability to obtain sufficient third - party coverage or reimbursement; or • the willingness of patients to pay out - of - pocket in the absence of third - party coverage. If palovarotene or any other product candidate is approved but does not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from palovarotene or any other product candidate to become or remain profitable . Before granting reimbursement approval, healthcare payors may require us to demonstrate that palovarotene or any other product candidate, in addition to treating its intended target indication, also provides incremental health benefits to patients . Our efforts to educate the medical community and third - party payors about the benefits of palovarotene and any other product candidate may require significant resources and may have limited or no success . If we obtain approval to commercialize palovarotene or any other product candidate outside of the United States, a variety of risks associated with international operations could materially adversely affect our business . If palovarotene or any other product candidate is approved for commercialization, we may enter into agreements with third parties to market it outside of the United States . We expect that we will be subject to additional risks related to entering into international business relationships, including : • different regulatory requirements for drug approvals in foreign countries; • reduced protection for intellectual property rights; • unexpected changes in tariffs, trade barriers and regulatory requirements; • economic weakness, including inflation, or political instability in particular foreign economies and markets; • compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; • foreign taxes, including withholding of payroll taxes; • foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, or other obligations incidental to doing business in another country; • workforce uncertainty in countries where labor unrest is more common than in the United States; 24

• production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; or • business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires. Even if we receive marketing approval for palovarotene or any other product candidate, we may still face future development and regulatory difficulties . Even if we receive marketing approval for palovarotene or any other product candidate, regulatory authorities may still impose significant restrictions on palovarotene or any other product candidate, indicated uses or marketing, or impose ongoing requirements for potentially costly post - approval studies . Palovarotene and any other product candidate will also be subject to ongoing FDA requirements governing the labeling, packaging, storage and promotion of the product as well as record keeping, submission of safety and other post - market information, and prohibitions regarding the promotion of off - label uses . The FDA has significant post - marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post - marketing studies or clinical trials to evaluate serious safety risks related to the use of a drug . The FDA also has the authority to require, as part of an NDA or post - approval, the submission of a Risk Evaluation and Mitigation Strategy . Any Risk Evaluation and Mitigation Strategy required by the FDA may lead to increased costs to assure compliance with new post - approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue . Further, the FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, and we could be subject to significant liability if, for example, physicians prescribe palovarotene to their patients in a manner that is inconsistent with the approved label and we are found to have promoted such off - label uses . Manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMPs and other regulations . If we or a regulatory agency discover problems with palovarotene or any other product candidate, such as adverse events of unanticipated severity or frequency, or problems with the facility where our product candidate is manufactured, a regulatory agency may impose restrictions or penalties on our product candidate, the manufacturer or us, including requiring withdrawal of our product candidate from the market or suspension of manufacturing . The occurrence of any regulatory penalty may inhibit or preclude our ability to commercialize palovarotene and any other future product candidates we may develop which in turn would inhibit or preclude our ability to generate revenue . Competing therapies could emerge, adversely affecting our opportunity to generate revenue from the sale of our product candidate . The biopharmaceuticals industry is highly competitive . There are many public and private biopharmaceutical companies, universities, governmental agencies and other research organizations actively engaged in the research and development of products that may be similar to palovarotene or any other product candidate or address similar markets . We believe it is probable that the number of companies seeking to develop products and therapies similar to our product will increase . Gene therapy, cell therapy and other approaches may also emerge for the treatment of any of the disease areas in which we focus . 25

Currently, there are no therapies that have been specifically approved for treatment of FOP . However, products approved for other indications, for example, corticosteroids and non - steroidal anti - inflammatory drugs, are used off - label to manage FOP symptoms during flare - ups, though none of these medications has been shown to prevent HO . Further, we are aware that Regeneron Pharmaceuticals Inc . , Blueprint Medicines Corporation and La Jolla Pharmaceutical Company are each in early stages of development of therapies for the treatment of FOP . See Item 4 B, "Business Overview" for a more detailed discussion . Many of our potential competitors, alone or with their strategic partners, could have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and the commercialization of those treatments . Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors . Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop . Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market . We may not be able to establish collaborations, and, if we are able to establish collaborations we may not be able to establish them on commercially reasonable terms, which could result in alterations or delays of our development and commercialization plans . Our drug development program and the potential commercialization of palovarotene and any other product candidate will require substantial additional cash to fund expenses . We may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of palovarotene and any other product candidate . We may be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators . We face significant competition in seeking appropriate collaborators . Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors . Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally . The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate . The terms of any collaborations or other arrangements that we may establish may not be favorable to us . Collaborations are complex and time - consuming to negotiate and document . In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators . We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all . If we are unable to do so, we may have to curtail the development of the product candidate, reduce or delay its development program, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense . If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all . If we do not have sufficient funds, we may not be able to further develop our product candidate or bring it to market and generate product revenue . 26

In addition, any future collaborations that we enter into may not be successful . The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators . Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations . Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement . These disagreements can be difficult to resolve if neither of the parties has final decision - making authority . Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party . Any such termination or expiration would adversely affect us financially and could harm our business reputation . We may not be successful in potential future efforts to identify or discover additional product candidates or we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success . The success of our business depends primarily upon our ability to identify, develop and commercialize products . Although palovarotene is in clinical development, our research programs may fail to identify other potential product candidates for clinical development for a number of reasons . Our research methodology may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval . Because we have limited financial and management resources, we are currently focused on our FOP and MO programs . As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential . Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities . Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable drugs . If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate . If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations . We are subject to healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings . Although we do not currently have any products on the market, once we begin commercializing our product, we may be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business . Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of our product candidate, if approved . Our future arrangements with third - party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidate, if we obtain marketing approval . Restrictions under applicable federal and state healthcare laws and regulations include the following : 27

• The federal anti - kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid . • The federal False Claims Act imposes criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government . • The federal Health Insurance Portability and Accountability Act of I 996 , as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information . • The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services . • The federal transparency requirements, sometimes referred to as the "Sunshine Act," under the Patient Protection and Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report on an annual basis to the Department of Health and Human Services information related to transfers of value to physicians and teaching hospitals and physician ownership and investment interests . • Analogous state laws and regulations, such as state anti - kickback and false claims laws and transparency laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non - governmental third - party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing . Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could be costly . It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations . If our operations, including anticipated activities to be conducted by our sales team, were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations . If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs . 28

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations. In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 20I0, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, was enacted, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things, imposed reporting requirements on manufacturers related to drug samples and financial relationships with physicians and teaching hospitals, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription drugs, and established a Medicare Part D coverage gap discount program. The healthcare regulatory environment in the U.S. is still in flux, and judicial challenges and legislative initiatives to modify, limit, or repeal the Affordable Care Act continue, and may increase in light of the change in administration following the 20I6 U.S. presidential election. For example, a recent Executive Order signed by the U.S. President directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of provisions of the Affordable Care Act that would impose a fiscal or regulatory burden on individuals and certain entities to the maximum extent permitted by law. In addition, the future implementation of the Affordable Care Act is not assured. By way of example, in January 20I7, Congress voted to adopt a budget resolution for fiscal year 20I7, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the Affordable Care Act. The Budget Resolution is not a law; however, it is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. Congress has also proposed and may in the future propose legislation to replace elements of the Affordable Care Act that are repealed. We cannot predict the impact on our business of changes to current laws and regulations. However, any changes that lower reimbursements for products for which we may obtain regulatory approval, or that impose administrative and financial burdens on us, could adversely affect our business. In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted . These changes include, among others, aggregate reductions of Medicare payments to providers of up to 2 % per fiscal year, starting in 20 I 3 . We expect that additional state and federal healthcare reform measures will be adopted in the future, which may alter or completely replace the existing healthcare financing structure . Any of these reform measures could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for any such product candidate that we may have developed or additional pricing pressures on our business . Similar initiatives and legislations may come into force in other jurisdictions as well, such as in the different countries of the European Union, where price ceilings and rebate systems are essential parts of the reimbursement of medicinal products . Some of these systems are being adapted on a regular or irregular basis to further reduce drug prices . Even if approved, reimbursement policies could limit our ability to sell palovarotene and any other product candidate. Market acceptance and sales of palovarotene and any other product candidate will depend on reimbursement policies and may be affected by healthcare reform measures . Government authorities and third - party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels for those medications . Cost containment is a primary concern in the U . S . healthcare industry and elsewhere . Government authorities and these third - party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications . We cannot be sure what the level of reimbursement will be for palovarotene and any future product candidate and, if any reimbursement is available, the level of such reimbursement . Reimbursement may impact the demand for, or the price of, palovarotene and any other product candidate . If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize palovarotene and any other product candidate . In some foreign countries, particularly in Canada and European countries, the pricing of prescription pharmaceuticals is subject to strict governmental control . In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory approval and product launch . To obtain favorable reimbursement for the indications sought or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost - effectiveness of our product candidate with other available therapies . If reimbursement for our product candidate is unavailable in any country in which we seek reimbursement, limited in scope or amount, conditioned upon our completion of additional clinical trials, or set at unsatisfactory levels, our operating results could be materially adversely affected . 29

Risks Related To Our Intellectual Property Rights We are heavily dependent on licensed intellectual property . If we were to lose our rights to licensed intellectual property, we would not be able to continue developing or commercializing palovarotene or any other product candidate, if approved . If we breach any of the agreements under which we license the use, development and commercialization rights to palovarotene or any other product candidate or technology from third parties or if certain insolvency events were to occur, we could lose license rights that are important to our business . We are a party to a number of license agreements under which we are granted rights to intellectual property that are important to our business and we may need to enter into additional license agreements in the future . Our existing license agreements impose, and we expect that any future license agreements will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations . If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license . Our business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms . See Item 4 B "Business Overview" for a description of our existing license agreements, which includes a description of the termination provisions of each such agreement . As we have done previously, we may need to obtain licenses from third parties to advance our research or allow commercialization of palovarotene or any other product candidates, and we cannot provide any assurances that third - party patents do not exist that might be enforced against palovarotene or any other product candidates or future products in the absence of such a license . We may fail to obtain any of these licenses on commercially reasonable terms, if at all . Even if we are able to obtain a license, it may be non - exclusive, thereby giving our competitors access to the same technologies licensed to us . In that event, we may be required to expend significant time and resources to develop or license replacement technology . If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation . Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues . Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including : • the scope of rights granted under the license agreement and other interpretation - related issues; • whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; • our right to sublicense patent and other rights to third parties under collaborative development relationships; 30

• our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and • the ownership of inventions and know - how resulting from the joint creation or use of intellectual property by our licensors and us and our partners. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates . We may enter into additional licenses to third - party intellectual property that are necessary or useful to our business . Our current licenses and any future licenses that we may enter into impose various royalty payments, milestones, diligence and other obligations on us . If we fail to comply with any of our obligations under a current or future license agreement, such licensor may allege that we have breached our license agreement and may accordingly seek to terminate our license with them . In addition, future licensors may decide to terminate any such license at will . Termination of any of our current or future licenses could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize palovarotene or any other product candidate, if approved, as well as harm our competitive business position and our business prospects . Moreover, our current or future licenses may provide for a reversion to the licensor of our rights in regulatory filings or other intellectual property or data that we regard as our own in the event the license terminates under certain circumstances, such as due to breach . In addition, if our current or future licensors fail to abide by the terms of the applicable license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms, if at all, our business could suffer . Moreover, our licensors under current licenses retain and our licensors under future licenses may retain certain rights and obligations . For example, the licensor may retain control over patent prosecution and maintenance under a license agreement, in which case we may not be able to adequately influence patent prosecution or prevent inadvertent lapses of coverage due to failure to pay maintenance fees . Similarly, the licensor may retain the sole right or a first right to enforce the licensed patents against infringement, in which case we may not be able to adequately influence or may be delayed in enforcing certain licensed patents . Some intellectual property that we have licensed may have been discovered through government funded programs and thus may be subject to federal regulations such as "march - in" rights, certain reporting requirements, and a preference for U . S . industry . Compliance with such regulations may limit our exclusive rights, subject us to expenditure of resources with respect to reporting requirements, and limit our ability to contract with non - U . S . manufacturers . Some of the intellectual property rights we have licensed may have been generated through the use of U . S . government funding and may therefore be subject to certain federal regulations . As a result, the U . S . government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh - Dole Act of I 980 (Bayh - Dole Act) . Moreover, intellectual property that we may own or license in the future may be subject to the applicable provisions of the Bayh - Dole Act . These U . S . government rights in certain inventions developed under a government - funded program include a non - exclusive, non - transferable, irrevocable worldwide license to use inventions for any governmental purpose . In addition, the U . S . government has the right to require us to grant exclusive, partially exclusive, or non - exclusive licenses to any of these inventions to a third party if it determines that : (i) adequate steps have not been taken to commercialize the invention ; (ii) government action is necessary to meet public health or safety needs ; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as "march - in rights") . The U . S . government also has the right to take title to these inventions if we fail, or the applicable licensor fails, to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits . In addition, the U . S . government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits . Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us, or the applicable licensor, to expend substantial resources . In addition, the U . S . government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States . The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible . This preference for U . S . manufacturers may limit our ability to contract with non - U . S . product manufacturers for products covered by such intellectual property . 3I

We currently do not plan to apply for U . S . government funding, but if we do, and we discover compounds or drug candidates as a result of such funding, intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh - Dole Act . If we are unable to adequately protect our proprietary technologies, or obtain and maintain issued in - licensed patents that are sufficient to protect palovarotene or any future product candidates, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects . Our commercial success will depend in part on our success in obtaining and maintaining issued owned and in - licensed patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technologies . We will seek to protect our proprietary position by filing patent applications in the United States and abroad related to our business plans . We also rely on trade secrets that protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection . If we do not adequately protect our intellectual property and proprietary technologies, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability . We cannot provide any assurances that any of our in - licensed patents have, or that any of our pending owned or in - licensed patent applications will mature into issued patents that include claims with a scope sufficient to protect palovarotene or any other product candidate, any additional features we develop for palovarotene or any other product candidate, or any new products or otherwise provide any competitive advantage . Other parties may have developed technologies that may be related or competitive to our approach and may have filed or may file patent applications and may have received or may receive patents that may overlap or conflict with our owned or in - licensed patent applications, either by claiming the same methods or formulations or by claiming subject matter that could dominate our patent position . Such third - party patent positions may limit or even eliminate our ability to obtain patent protection for certain inventions . The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we have or may obtain cannot be predicted with certainty . Patents may be challenged, deemed unenforceable, invalidated, or circumvented . U . S . patents and patent applications may also be subject to interference proceedings, ex parte reexamination, or inter partes review proceedings, supplemental examination and challenges in district court . Patents may be subjected to opposition, post - grant review, or comparable proceedings lodged in various foreign, both national and regional, patent offices . These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application . In addition, such proceedings may be costly . Thus, any patents that we may own or exclusively license may not provide any protection against competitors . Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to develop, market or otherwise commercialize palovarotene or any other product candidate . 32

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may be interpreted in a manner adverse to our interests, or not provide us with adequate proprietary protection or competitive advantages against competitors with similar products . Even if an issued patent is held to be valid and enforceable, it may be interpreted in a manner adverse to our interests, or competitors may be able to design around any patents that we may own or in - license, such as through the use of pre - existing or newly developed technology . Other parties may develop and obtain patent protection for more effective technologies, designs or methods . Moreover, the life of a patent and the term of any protection it may provide is limited . Given the period of time it takes to bring a drug to market, it is possible that some of our patent rights will expire or be near the end of their term before we obtain approval to sell palovarotene or any other product candidate, if such approval is obtained . For example, a U . S . patent licensed from F . Hoffmann - La Roche Ltd . and Hoffmann - La Roche Inc . (Roche) claiming palovarotene as a composition of matter has a statutory expiration date in 202 I, without extensions or adjustments . We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees . The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries, such as China . If these developments were to occur, they could have a material adverse effect on our sales . Our ability to enforce our patent rights depends on our ability to detect infringement . It is difficult to detect infringers who do not advertise the components that are used in their products . Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product . Any litigation to enforce or defend our in - licensed patent rights, even if we were to prevail, could be costly and time - consuming and would divert the attention of our management and key personnel from our business operations . We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful . In addition, proceedings to enforce or defend our owned or in - licensed patents, if and when issued, could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly . Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable . If any of our owned or in - licensed patents, if and when issued, that cover or which we believe cover palovarotene or any other product candidate (including any method of use) are invalidated or found unenforceable or interpreted in a manner adverse to our interests, such as to not cover the relevant product candidate, our financial position and results of operations would be materially and adversely impacted . In addition, if a court found that valid, enforceable patents held by third parties covered palovarotene or any other product candidate, our financial position and results of operations would also be materially and adversely impacted . The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that : 33

• any of our in - licensed patents or pending owned or in - licensed patent applications, if issued, will include claims having a scope sufficient to protect palovarotene or any other product candidates; • any of our pending owned or in - licensed patent applications will issue as patents at all; • we will be able to successfully commercialize palovarotene or any other product candidate, if approved, before our relevant in - licensed patents expire; • our licensors were the first to make the inventions covered by each of our in - licensed patents, and we or our licensors were the first to make the inventions covered by each of our pending owned or in - licensed patent applications; • we or our licensors were the first to file patent applications for these inventions; • others will not develop similar or alternative technologies that do not infringe our in - licensed patents, or our owned or in - licensed patent applications, if issued; • others will not use pre - existing technology to effectively compete against us; • any of our in - licensed patents, if issued, will be found to ultimately be valid and enforceable; • any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties; • we will develop additional proprietary technologies or product candidates that are separately patentable; or • that our commercial activities or products will not infringe upon the patents or proprietary rights of others. We rely upon unpatented trade secrets, unpatented know - how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants . It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement . Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations . Further, our trade secrets could otherwise become known or be independently discovered by our competitors . We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing palovarotene or any other product candidates, if approved . Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties . We cannot assure you that our business, products and methods do not or will not infringe the patents or other intellectual property rights of third parties . The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights . Other parties may allege that palovarotene or any other product candidate or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization . As we continue to develop and, if approved, commercialize palovarotene or any future product candidates, competitors may claim that our technology infringes their intellectual property rights as part of business strategies designed to impede our successful commercialization . There may be third - party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of palovarotene or any other product candidate . Because patent applications can take many years to issue, third parties may have currently pending patent applications which may later result in issued patents that palovarotene or any other product candidate may infringe, or which such third parties claim are infringed by our technologies . Moreover, we may fail to identify relevant third - party patents or patent applications, or we may incorrectly conclude that the claims of an issued patent were not relevant to our activities . 34

The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance . The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform . If we are sued for patent infringement, we would need to demonstrate that our product candidate, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this . Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on us . In addition, we may not have sufficient resources to bring these actions to a successful conclusion . Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain . Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing another party's patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license . In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing palovarotene or any other product candidate . Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us . If we are unable to avoid infringing the patent rights of others, we may be required or may choose to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our product . Patent litigation is costly and time - consuming . We may not have sufficient resources to bring these actions to a successful conclusion . In addition, intellectual property litigation or claims could force us to do one or more of the following : • cease developing, selling or otherwise commercializing palovarotene or any other product candidate; • pay substantial damages for past use of the asserted intellectual property; • obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and • in the case of trademark claims, redesign or rename palovarotene or any other product candidate to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time - consuming. Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects . We may be subject to claims challenging the inventorship or ownership of our owned or in - licensed patents and other intellectual property . We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors . However, these agreements may not be honored and may not effectively assign intellectual property rights to us . For example, inventorship disputes may arise from conflicting obligations of consultants or others who are involved in developing palovarotene or any other product candidates . Litigation may be necessary to defend against these and other claims challenging inventorship or ownership . The owners of intellectual property in - licensed to us could also face such claims . If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property . Such an outcome could have a material adverse effect on our business . Even if we or our licensors are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees . 35

Obtaining and maintaining our patent protection, including patents licensed from third parties, depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non - compliance with these requirements . The U . S . Patent and Trademark Office (U . S . PTO), and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process . There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction . In such an event, competitors might be able to enter the market earlier than would otherwise have been the case . If we or our licensors fail to maintain the patents and patent applications covering or otherwise protecting our product candidates, it could materially harm our business . In addition, to the extent that we have responsibility for taking any action related to the prosecution or maintenance of patents or patent applications in - licensed from a third party, any failure on our part to maintain the in - licensed intellectual property could jeopardize our rights under the relevant license and may expose us to liability . We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time - consuming and unsuccessful . Even if the patent applications we own or license are issued, competitors may infringe these patents . To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time - consuming . In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question . An adverse result in any litigation or defense proceedings could put our patents or our licensors' patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing . Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors . An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party . Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms . Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees . We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States . Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation . There could also be public announcements of the results of hearings, motions or other interim proceedings or developments . If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares . 36

Issued patents covering palovarotene or any other product candidate could be found invalid or unenforceable if challenged in court . If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering palovarotene or any other product candidate, the defendant could counterclaim that the patent covering palovarotene or any other product candidate is invalid and/or unenforceable . In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace . Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non - enablement . Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the U . S . PTO, or made a misleading statement, during prosecution . Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation . Such mechanisms include re - examination, post grant review and equivalent proceedings in foreign jurisdictions, e . g . opposition proceedings . Such proceedings could result in revocation or amendment of our patents or our licensors' patents in such a way that they no longer cover palovarotene or any other product candidate or competitive products . The outcome following legal assertions of invalidity and unenforceability is unpredictable . With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution . If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on palovarotene or any other product candidate . Such a loss of patent protection would have a material adverse impact on our business . We may not be able to protect our intellectual property rights throughout the world . Filing, prosecuting and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those offered in the United States . Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions . Competitors may use our technologies in jurisdictions where we do not have, or where we do not pursue and obtain, patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States . These products may compete with our product and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing . Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing . Further, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States . Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions . The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology . This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights . For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties . In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors . In these countries, patents may provide limited or no benefit . Patent protection must ultimately be sought on a country - by - country basis, which is an expensive and time - consuming process with uncertain outcomes . Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries . 37

Moreover, proceedings to enforce our patent rights, or those of our licensors or partners, in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our in - licensed patents, or any patents that we may own in the future, at risk of being invalidated or interpreted narrowly, could put our owned or in - licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us . We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful . Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license . If we do not obtain additional protection under the Hatch - Waxman Amendments and similar foreign legislation by extending the patent term and obtaining data exclusivity for our product candidates, our business may be materially harmed . Depending upon the timing, duration and specifics of FDA marketing approval of palovarotene or any other product candidate, one or more of the U . S . patents we may own or license may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of I 984 , referred to as the Hatch - Waxman Amendments . The Hatch - Waxman Amendments permit a restoration of patent term for one patent of up to five years as compensation for patent term lost during product development and the FDA regulatory review process . However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements . Moreover, the applicable time period or the scope of patent protection afforded could be less than we request . If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our ability to generate revenues could be materially adversely affected . Changes in either U . S . or foreign patent law or interpretation of such laws could diminish the value of patents in general, thereby impairing our ability to protect our products . As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents . Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and it therefore is costly, time - consuming and inherently uncertain . In addition, on September I 6 , 20 II, the Leahy - Smith America Invents Act (AIA), was signed into law . The AIA includes a number of significant changes to U . S . patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation . An important change introduced by the AIA is that, as of March I 6 , 20 I 3 , the United States transitioned to a "first - to - file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention . A third party that files a patent application in the U . S . PTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party . This will require us to be cognizant going forward of the time from invention to filing of a patent application . Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the U . S . PTO . This applies to all of our U . S . patents, even those issued before March I 6 , 20 I 3 . Because of a lower evidentiary standard necessary to invalidate a patent claim in U . S . PTO proceedings compared to the evidentiary standard in United States federal court, a third party could potentially provide evidence in a U . S . PTO proceeding sufficient for the U . S . PTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action . Accordingly, a third party may attempt to use the U . S . PTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action . 38

Depending on decisions by the United States Congress, the federal courts, the U . S . PTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing in - licensed patents and patents that we might obtain in the future . We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers . Some of our employees have been previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors . We also engage advisors and consultants who are concurrently employed at universities or who perform services for other entities . Although we are not aware of any claims currently pending against us, we may be subject to claims that we or our employees, advisors or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. We may be subject to claims that an employee, advisor or consultant performed work for us that conflicts with that person's obligations to a third party, such as an employer, and thus, that the third party has an ownership interest in the intellectual property arising out of work performed for us. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our current and future product candidates, which would materially adversely affect our commercial development efforts. General Company - Related Risks We will need to develop and expand the size and scope of our Company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations . As of December 3 I, 20 I 7 , we had 30 full - time employees and in connection with operating as a public company and advancing our growth plans, we expect to increase our number of employees and the scope of our operations . To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel . Also, our management may need to divert a disproportionate amount of its attention away from its day - to - day activities and devote a substantial amount of time to managing these development activities . Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel . This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees . The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of palovarotene and any other product candidates . If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy . Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our Company . 39

We have limited experience operating internationally, are subject to a number of risks associated with our international activities and operations and may not be successful in our efforts to expand internationally . We have collaboration, clinical trial and other relationships outside the United States, but we currently have limited operations outside of the United States and Canada . In order to meet our long - term goals, we would need to grow our international operations significantly . Consequently, we are and will continue to be subject to additional risks related to operating in foreign countries, including : • the fact that we have limited experience operating our business internationally; • local, economic and political conditions, including inflation, geopolitical events, such as war and terrorism, foreign currency fluctuations and exchange risks, which could result in increased or unpredictable operating expenses and reduced revenues and other obligations incident to doing business in, or with a company located in, another country ; • our customers' ability to obtain reimbursement for palovarotene or any other product candidate in foreign markets, and unexpected changes in reimbursement and pricing requirements, tariffs, trade barriers and regulatory requirements; • different medical practices and customs in foreign countries affecting acceptance in the marketplace; • longer lead times for shipping and longer accounts receivable collection times; • the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute; • reduced protection of intellectual property rights in some foreign countries or the existence of additional potentially relevant third party intellectual property rights; and • compliance with foreign or U . S . laws, rules and regulations, including data privacy requirements, labor relations laws, tax laws, accounting requirements, anti - competition regulations, import, export and trade restrictions, anti - bribery/anti - corruption laws, regulations or rules, which could lead to actions by us or our licensees, distributors, manufacturers, other third parties who act on our behalf or with whom we do business in foreign countries or our employees who are working abroad that could subject us to investigation or prosecution under such foreign or U . S . laws . We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability. The use of our product candidates in clinical trials and the sale of our product candidates, if approved, exposes us to the risk of product liability claims . Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our product candidates . For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale . Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability and a breach of warranties . Claims could also be asserted under state consumer protection acts . If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities . In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things : • withdrawal of patients from our clinical trials; • substantial monetary awards to patients or other claimants; 40

• decreased demand for our product candidates or any future product candidates following marketing approval, if obtained; • damage to our reputation and exposure to adverse publicity; • increased FDA warnings on product labels; • litigation costs; • distraction of management's attention from our primary business; • loss of revenue; and • the inability to successfully commercialize our product candidates or any future product candidates, if approved. We maintain product liability and clinical trial insurance coverage in the U . S . , Canada, United Kingdom (UK), France, Italy, Argentina, Spain, Germany, Belgium, the Netherlands, Sweden, Japan, Turkey, Brazil, Russia, South Africa, South Korea and Australia for our clinical trials with annual aggregate coverage limits in varying amounts up to $ 20 million . Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer . Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses, including if insurance coverage becomes increasingly expensive . If and when we obtain marketing approval for our product candidates, we intend to expand our insurance coverage to include the sale of commercial products ; however, we may not be able to obtain this product liability insurance on commercially reasonable terms . Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects . The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial, particularly in light of the size of our business and financial resources . A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business and prospects could be materially adversely affected . Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel, including qualified accounting and financial personnel with appropriate public company experience . We are highly dependent on the principal members of our executive team listed in Item 6 A "Directors and Senior Management" located elsewhere in this document, the loss of whose services may adversely impact the achievement of our objectives . Any of our executive officers could leave our employment at any time, as all of our employees are "at will" employees . Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success . There is currently a shortage of skilled executives in our industry, which is likely to continue . As a result, competition for skilled personnel is intense and the turnover rate can be high . We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical companies for individuals with similar skill sets . In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified personnel . The inability to recruit key executives or the loss of the services of any executive or key employee might impede the progress of our development and commercialization objectives . Further, as a newly public company, we may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel . Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from product development efforts . 4 I

We incur increased costs as a result of operating as a public company, and our management team will be required to devote substantial time to compliance initiatives . As a public company, and particularly after we are no longer an "emerging growth company," we incur significant legal, accounting and other expenses that we did not incur as a private company . In addition, the Sarbanes - Oxley Act of 2002 and rules subsequently implemented by the U . S . Securities and Exchange Commission (SEC) and The Nasdaq Global Select Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices . Our management and other personnel need to devote a substantial amount of time to these compliance initiatives . Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time - consuming and costly . After we are no longer an emerging growth company, pursuant to Section 404 of the Sarbanes - Oxley Act of 2002 (Section 404 ), we will be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm . To achieve and maintain compliance with Section 404 within the prescribed period, we will continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging . In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to continue assessing and documenting the adequacy of internal control over financial reporting pursuant to the Committee of Sponsoring Organizations of the Treadway Commission 20 I 3 , continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting . Changes in our effective income tax rate could adversely affect our results of operations. We are subject to income taxes in the Unites States and Canada and may be subject to income taxes in various foreign jurisdictions in the future, and our domestic and foreign tax liabilities are largely dependent upon the distribution of pre - tax earnings among these different jurisdictions . Various factors may have favorable or unfavorable effects on our effective income tax rate . These factors include, but are not limited to, interpretations of existing tax laws, changes in tax laws and rates, the accounting for stock options and other share - based compensation, changes in accounting standards, future levels of research and development spending, changes in the mix and level of pre - tax earnings by taxing jurisdiction, the outcome of examinations by the U . S . Internal Revenue Service, Canadian Revenue Agency and related provincial tax authorities, and other jurisdictions, the accuracy of our estimates for unrecognized tax benefits, the realization of deferred tax assets, or by changes to our ownership or capital structure . The impact on our income tax provision resulting from the above - mentioned factors and others may be significant and could adversely affect our results of operations . Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations. In general, under Section 382 of the U.S. Internal Revenue Code of I986, as amended (the Code) a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre - change net operating loss carryforwards (NOLs) to offset future taxable income. Similarly, where control of a corporation has been acquired by a person or group of persons, subsection III(5) of the Canadian Income Tax Act (Canadian Tax Act), and equivalent provincial income tax legislation restrict the corporation's ability to carry forward noncapital losses from preceding taxation years. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code or an acquisition of control for the purposes of subsection III(5) of the Canadian Tax Act has occurred after each of our previous issuances of common shares, preferred shares and convertible debt. In addition, if we undergo an ownership change or acquisition of control, our ability to utilize NOLs and non - capital losses could be limited by Section 382 of the Internal Revenue Code and subsection III(5) of the Canadian Tax Act. As of December 3I, 20I7, we had Canadian federal and provincial net operating loss carry forwards of $83.2 million and $82.I million, respectively, and unused federal tax credits of $I.0 million, all of which are set to expire over time to 2037. We also had Canadian federal and provincial research and development expenditure pools of $6.4 million and $7.4 million, respectively, without time limitations. We also had US unused orphan drug tax credits of $0.6 million as at December 3I, 20I7, which are set to expire in 2037. Future changes in our share ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code or an acquisition of control for the purposes of subsection III(5) of the Canadian Tax Act. Furthermore, our ability to utilize NOLs and non - capital losses of companies that we may acquire in the future may be subject to limitations. 42

We may become a "controlled foreign corporation," which may have adverse U . S . federal income tax consequences for a U . S . investor that owns substantial amounts of our common shares . Although we believe we qualified as a controlled foreign corporation (CFC) in prior years, based on our current ownership structure, we do not believe we are currently a CFC for U . S . federal income tax purposes for the taxable year ending December 3 I, 20 I 7 . Given our ownership concentration, however, it is possible we could become a CFC if U . S . persons, each of whom own, directly or indirectly, including through non - U . S . persons (or is considered to own under applicable constructive ownership rules of the Code), I 0 % or more of the total combined voting power of all our classes of stock entitled to vote (U . S . Shareholders), together own more than 50 % of the total vote or value of our stock . In such case, U . S . Shareholders may be subject to current U . S . federal income tax on certain types of income (generally passive income) regardless of whether corresponding cash distributions are made by us . In addition, gains recognized by U . S . Shareholders on the sale of our common shares may be reclassified, in whole or in part, as a dividend . The CFC rules are complex, and investors are urged to consult their own tax advisors regarding the possible application of the CFC rules in their particular circumstances . See the section entitled "Material U . S . Federal Income Tax Considerations - Controlled Foreign Corporation Considerations" under Item I 0 E "Taxation" . Transfer pricing rules may adversely affect our income tax expense. Many of the jurisdictions in which we will conduct business have detailed transfer pricing rules which require that all transactions with non - resident related parties be priced using arm's length pricing principles . Contemporaneous documentation must exist to support this pricing . The taxation authorities in these jurisdictions could challenge our arm's length related party transfer pricing policies . International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment . If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges . Any increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows . Our deductions and credits in respect of scientific research and experimental development expenditures may be challenged by the Canadian tax authorities . The Canadian taxation authorities may not necessarily agree with our determinations of the expenses and tax credits claimed by us, including research and development expenses and related tax credits . If the Canadian taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our operating results could be materially adversely affected . Furthermore, if the Canadian taxation authorities reduce the tax credit either by reducing the rate of the credit or the eligibility of some research and development expenses in the future, our operating results will be materially adversely affected . 43

Our orphan drug tax credits may be challenged by the U.S. tax authorities. The U.S. taxation authorities may not necessarily agree with our determinations of the tax credits claimed by us, including our orphan drug tax credits. If the U . S . taxation authorities successfully challenge such tax credits claimed, our operating results could be materially adversely affected . Furthermore, if the U . S . taxation authorities reduce the tax credit either by reducing the rate of the credit or the eligibility of certain clinical testing expenses in the future, our operating results will be materially adversely affected . As part of the 20 I 7 U . S . tax reform, the orphan drug tax credit has been reduced from 50 % to 25 % of qualified clinical testing expenses for the tax year beginning January I, 20 I 8 . This rate reduction will decrease our future U . S . orphan drug tax credits available to be claimed . We are likely a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. investors. U . S . investors should be aware that we believe that we qualified as a passive foreign investment company (PFIC) for our taxable year ended December 3 I, 20 I 7 and that we expect to qualify as a PFIC for our taxable year ending December 3 I, 20 I 8 and very possibly, for subsequent years . If we are a PFIC for any taxable year during a U . S . investor's holding period of our common shares, a U . S . investor generally will be required to treat any gain realized upon a disposition of our common shares, or any so - called "excess distribution" received on our common shares, as ordinary income (not capital gain) earned over the U . S . investor's holding period of our common shares, and to pay applicable taxes on such ordinary income as well as an interest charge on the gain or distribution as if the resulting taxes had been earned (and resulting tax due) ratably over the holding period . A U . S . investor may make certain elections (such as a "mark - to - market" election or a "qualified electing fund" election) to mitigate certain of the adverse U . S . federal income tax consequences of owning PFIC stock, but such elections have their own set of consequences and may not be available in certain circumstances . The PFIC rules are complex and they and any available elections may have a significant effect on U . S . investors . U . S . investors are urged to consult their own tax advisors regarding all aspects of the PFIC rules that may be applicable . See the section entitled "Material U . S . Federal Income Tax Considerations - Passive Foreign Investment Company Considerations" under Item I 0 E "Taxation" . We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions. We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business . If we acquire businesses with promising products or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture . We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business . We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction . Risks Related To Our Common Shares Market volatility may affect our stock price and the value of your investment. The market price for securities of biotechnology companies generally are likely to be volatile. In addition, the market price of our common shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others: 44

• plans for, progress of or results from non - clinical studies and clinical trials of palovarotene and any other product candidates; • the FDA's approval of or failure to approve palovarotene or any other product candidate; • announcements of new products, technologies, commercial relationships, acquisitions or other events by us or our competitors; • the success or failure of other FOP or MO therapies; • regulatory or legal developments in the United States and other countries; • failure of palovarotene or any other product candidates, if approved, to achieve commercial success; • fluctuations in stock market prices and trading volumes of similar companies; • general market conditions and overall fluctuations in U.S. equity markets; • variations in our operating results; • changes in our financial guidance or securities analysts' estimates of our financial performance; • changes in accounting principles; • our ability to raise additional capital and the terms on which we can raise it; • sales of large blocks of our common shares, including sales by our executive officers, directors and significant stockholders; • additions or departures of key personnel; • discussion of us or our stock price by the press and by online investor communities; and • other risks and uncertainties described in these risk factors. An active trading market for our common shares may not develop . Our common shares commenced trading on The Nasdaq Global Select Market on August 2 , 20 I 7 . There is no guarantee that an active trading market for our common shares will be sustained on The Nasdaq Global Select Market . In the absence of an active trading market for our common shares, investors may not be able to sell their common shares at the latest market price or at the time that they would like to sell . We are an "emerging growth company," and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares may be less attractive to investors . We are an "emerging growth company," as defined in the JOBS Act, and we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 , reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non - binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved . If we continue to choose not to comply with the auditor attestation requirements of Section 404 of the Sarbanes - Oxley Act, our auditors will not be required to attest to the effectiveness of our internal control over financial reporting . As a result, investors may become less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in our internal controls go undetected may increase . If we continue to choose to provide reduced disclosures in our periodic reports and proxy statements while we are an emerging growth company, investors will have access to less information and analysis about our executive compensation, which may make it difficult for investors to evaluate our executive compensation practices . We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions . If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile . 45

As a foreign private issuer, we are not subject to certain U . S . securities law disclosure requirements that apply to domestic U . S . issuers, which may limit the information publicly available to our shareholders, and we may lose such status in the future . As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities and Exchange Act of I 934 (Exchange Act) and therefore there may be less publicly available information about us than if we were a U . S . domestic issuer . For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements . In addition, our officers, directors and principal shareholders are exempt from the reporting and "short - swing" profit recovery provisions of Section I 6 of the Exchange Act and the rules thereunder . Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares . Furthermore, as a foreign private issuer, we may take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Canadian law for certain governance matters . We may also lose our status as a foreign private issuer . The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30 , 20 I 8 . We would lose our foreign private issuer status if, for example, more than 50 % of our common shares are directly or indirectly held by residents of the United States on June 30 , 20 I 8 and we fail to meet additional requirements necessary to maintain our foreign private issuer status . More than 50 % of our common shares are currently held by U . S . shareholders . We nonetheless currently meet the definition of a foreign private issuer as we have determined that a majority of our executive officers and directors are not, for purposes of this test, U . S . citizens or U . S . residents, a majority of our assets are not located in the U . S . and our business is administered principally in Canada . If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U . S . domestic issuer forms beginning on January I, 20 I 9 , which are more detailed and extensive than the forms available to a foreign private issuer . We will also have to mandatorily comply with U . S . federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short - swing profit disclosure and recovery provisions of Section I 6 of the Exchange Act . In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of The Nasdaq Global Select Market . As a U . S . listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U . S . securities exchange . These expenses will relate to, among other things, the obligation to prepare our financial information in accordance with U . S . generally accepted accounting principles in the future . If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud . As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares . Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud . Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations . In addition, any testing by us conducted in connection with Section 404 of the Sarbanes - Oxley Act, or the subsequent testing by our independent registered public accounting firm when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to our consolidated financial statements or identify other areas for further attention or improvement . Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares . 46

The two material weaknesses in internal controls over financial reporting identified as of December 3 I, 20 I 6 were : (i) the valuation of the embedded derivative and related preferred shares liability accounting, and (ii) lack of segregation of duties due to super - user access and insufficient journal entry review throughout the entire fiscal year . The preferred shares were converted to common shares at the time of the closing of our IPO . Management introduced a new control in the fourth quarter of 20 I 6 related to journal entry review, and in April 20 I 7 management implemented another new control related to super - user access . These new controls combined have remediated the material weakness related to segregation of duties . Despite our efforts to remediate existing material weaknesses or due to the existence of other material weaknesses, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 . This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements . Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares . Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval . Our articles grant our board of directors the authority, subject to the CBCA, to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares . Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares. In addition, provisions in the CBCA and in our articles of incorporation and by - laws, as amended and restated in connection with our IPO, may have the effect of delaying or preventing changes in our management, including provisions that : • require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent; • establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; • prohibit cumulative voting in the election of directors; and • require the approval of our board of directors and of our shareholders to amend our by - laws and the approval of our board of directors or the holders of a supermajority of our outstanding share capital to amend the provisions of our articles of incorporation. These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management . Our executive officers, directors, principal stockholders and their affiliates continue to exercise significant control over our Company, which limits your ability to influence corporate matters and could delay or prevent a change in corporate control . The existing holdings of our executive officers, directors, principal stockholders and their affiliates, including OrbiMed Private Investments IV, LP (OrbiMed), BDC Capital Inc . (BDC), and New Enterprise Associates, Inc . (NEA) and its affiliates represent beneficial ownership, in the aggregate, of a majority of our outstanding common shares . As a result, these stockholders, if they act together, will have significant influence over our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets . These stockholders acquired their common shares for substantially less than the current trading price of the common shares and these stockholders may have interests, with respect to their common shares, that are different from other investors and the concentration of voting power among these stockholders may have an adverse effect on the price of our common shares . In addition, this concentration of ownership might adversely affect the market price of our common shares by : 47

• delaying, deferring or preventing a change of control of us; • impeding a merger, consolidation, takeover or other business combination involving us; or • discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. See Item 7 "Major Shareholders and Related Party Transactions" in this Annual Report for more information regarding the ownership of our outstanding common shares by our executive officers, directors, principal stockholders and their affiliates . Limitations on the ability to acquire and hold our common shares may be imposed under the Hart - Scott Rodino Act, the Competition Act (Canada) and other applicable antitrust legislation . Limitations on the ability to acquire and hold our common shares may be imposed under the Hart - Scott Rodino Act, the Competition Act (Canada) and other applicable antitrust legislation . Such legislation generally permits the relevant governmental authority to review any acquisition of control over or of a significant interest in us, and grants the authority to challenge or prevent an acquisition on the basis that it would, or would be likely to, result in a substantial prevention or lessening of competition . In addition, the Investment Canada Act subjects an "acquisition of control" of a "Canadian business" (as those terms are defined therein) by a non - Canadian to governmental review if the book value of the Canadian business' assets as calculated pursuant to the legislation exceeds a threshold amount . A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada . Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their common shares at a control premium . Sales of a substantial number of our common shares in the public market could cause our stock price to fall. Lock - up agreements entered into, pursuant to our IPO in August 20 I 7 , with existing shareholders that restricted the sale of their common shares expired on January 28 , 20 I 8 . If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market, the market price of our common shares could decline . 6 , 657 ,I 44 common shares that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule I 44 and Rule 70 I under the Securities Act . If these additional common shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common shares could decline . Future sales and issuances of our common shares or rights to purchase common shares, including pursuant to additional financings or our equity incentive plans could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall . 48

We expect that significant additional capital will be needed in the future to continue our planned operations . To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution . We may sell common shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time . If we sell common shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales . These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders . The terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline . The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business . We could also be required to seek funds through arrangements with collaborative partners or at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or palovarotene or any other product candidate or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects . Moreover, pursuant to the stock option plan, our board of directors are authorized to grant stock options and other equity - based awards to our employees, directors and consultants . The number of shares available for future grant under the 20 I 7 Omnibus Plan will automatically increase by an annual amount to be added the first day of each fiscal year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year . On January I, 20 I 8 , the number of shares available for future grant under the 20 I 7 Omnibus Plan was automatically increased by I, 268 , 703 . However, the increased number of shares available for issuance under the stock option plan has not been registered as at the date of this Annual Report . If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall . We may be at an increased risk of securities class action litigation . Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities . This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years . If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business . We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware . We are governed by the CBCA, and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U . S . jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance . The material differences between the CBCA and Delaware General Corporation Law (DGCL), that may have the greatest such effect include but are not limited to the following : (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two - thirds majority vote by shareholders, whereas DGCL generally only requires a majority vote ; and (ii) under the CBCA a holder of 5 % or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL . 49

U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report. We are governed by the CBCA and our principal place of business is in Canada . Many of our directors and officers, as well as certain experts named herein, reside outside of the U . S . , and all or a substantial portion of their assets as well as all or a substantial portion of our assets are located outside the U . S . As a result, it may be difficult for investors to effect service of process within the U . S . upon us and such directors, officers and experts or to enforce judgments obtained against us or such persons, in U . S . courts, in any action, including actions predicated upon the civil liability provisions of U . S . federal securities laws or any other laws of the U . S . Additionally, rights predicated solely upon civil liability provisions of U . S . federal securities laws or any other laws of the U.S. may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts, brought in Canadian courts, including courts in the Province of Quebec. We do not intend to pay dividends on our common shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common shares. We have never declared or paid any cash dividend on our common shares and do not currently intend to do so in the foreseeable future . We currently anticipate that we will retain future earnings, if materialized, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future . Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value . There is no guarantee that our common shares will appreciate in value or even maintain the price at which you purchased them . If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline. The trading market for our common share will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors . While we currently have research coverage by securities and industry analysts, there is no guarantee that we will be maintain such research coverage . If no or few securities or industry analysts cover our Company, the trading price and volume of our stock would likely be negatively impacted . If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our stock price would likely decline . If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline . Item 4. Information on the Company A. History and Development of the Company Clementia Pharmaceuticals Inc. was incorporated under the CBCA on November 5, 20I0. The principal executive offices of Clementia Pharmaceuticals Inc. are currently located at 4I50 Sainte - Catherine Street West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5. Our telephone number is (5I4) 940 - 3600. 50

Clementia Pharmaceuticals Inc . has a wholly - owned subsidiary, Clementia Pharmaceuticals USA Inc . , which was incorporated in the state of Delaware, with a registered office located at 275 Grove Street, Suite 2 - 400 , Auburndale , Massachusetts 02466 USA . On April I0, 20I3, the Company closed a $22.5 million Class A financing led by OrbiMed, with a participation from an existing investor, BDC. On October 7, 20I4, the Company secured an additional $I0.2 million from its current investors to support the development of its lead compound palovarotene for the treatment of FOP thus bringing the total amount raised in the Class A financing to $32.7 million. On June 22 , 20 I 5 , the Company entered into a Class B share subscription agreement with new and existing investors and completed a $ 60 million round of financing to further support the ongoing development of its lead compound palovarotene for the treatment of FOP . On March I6, 20I7, the Company completed a $I0 million Class C financing with a new investor. In July 20 I 7 , the Company amended its articles of incorporation to effect a II . 99 - for - I stock - split of all of the Company's outstanding shares . The stock - split became effective on July I 9 , 20 I 7 and, as a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in this Annual Report have been retrospectively adjusted to reflect this stock - split for all periods presented . In August 20 I 7 , immediately prior to its qualifying IPO, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one - for - one basis into 20 , 076 , 224 common shares of the Company . In connection therewith, in the third quarter of 20 I 7 the Company i) included the original stated capital of the preferred shares in share capital, ii) included the excess of the total carrying value of the preferred shares and the embedded derivative liabilities over the original stated capital of the preferred shares in contributed surplus and iii) eliminated the contributed surplus created by the conversion of the preferred shares into common shares and recorded a corresponding reduction in deficit (as resolved by the Company's board of directors) . On August 7 , 20 I 7 , the Company amended and restated its articles so that the Company is authorized to issue an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares issuable in series, without nominal or par value . In August 20 I 7 , the Company completed its IPO and issued 9 ,I 9 I, 000 common shares at $ I 5 per share, including the underwriters' over - allotment option, for total gross proceeds of approximately $ I 37 . 9 million . The Company's common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA . A description of the Company's principal capital expenditures and acquisitions of material assets can be found in our management's discussion and analysis (MD&A) and in the notes to our financial statements included elsewhere in this Annual Report . B. Business Overview Overview We are a clinical - stage biopharmaceutical company innovating new treatments for people with ultra - rare bone disorders and other diseases . Our lead product candidate, palovarotene, is an oral small molecule that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues . We are developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondromas (MO), as well as other diseases . We have enrolled the first patient in our registration trial in FOP in December 20 I 7 and we are preparing to initiate patient enrollment in a Phase 2 clinical trial in MO in the first quarter of 20 I 8 , with data read - outs for both studies planned in 20 I 9 and 2020 . We believe that if approved in FOP or MO, palovarotene could become the standard of care in either or both of these indications . 5I

FOP is an ultra - rare, chronic and severely disabling disease of abnormal bone formation, known as heterotopic ossification (HO) . FOP is characterized by painful, recurrent episodes of soft tissue swelling (flare - ups) that result in bone formation in areas of the body where bone is not normally present, such as muscles, tendons and ligaments . Flare - ups begin early in life and may occur spontaneously or after certain events, including soft tissue trauma, vaccinations or influenza infections . Recurrent flare - ups and new bone formation progressively restrict movement by locking joints, leading to cumulative loss of function, disability and early death, often due to reduced respiratory function . FOP is caused by a mutation of the bone morphogenetic protein (BMP) Type I receptor or ACVRI (also known as ALK 2 ) that leads to excess BMP signaling and new bone formation . Virtually all known patients have the same point mutation and have congenital malformations of the big toes at birth . We estimate that the prevalence of FOP is approximately I . 3 individuals per million lives, or approximately 9 , 000 globally . As of October 20 I 6 , there were known to be 800 diagnosed FOP patients worldwide . There are currently no approved medical treatment options to prevent the formation of heterotopic bone in FOP . A 20 II Nature Medicine paper showed that palovarotene, an RARy agonist, potently inhibited HO in animal models . Palovarotene had been previously tested by Roche in 825 subjects, including healthy volunteers and patients with chronic obstructive pulmonary disease, where it was well - tolerated . We determined that palovarotene had the most immediate potential in the RARy agonist class, and as a result, we exclusively in - licensed palovarotene from Roche to form the basis of Clementia . We have also secured IP related to palovarotene and in - licensed additional next generation RARy agonists from Galderma . In advance of our current pivotal Phase 3 MOVE Trial for palovarotene we completed the first, randomized, placebo - controlled, adaptive design Phase 2 study in FOP (PVO - IA - 20 I or ' 20 I), which enrolled 40 patients . This study showed encouraging safety and efficacy results, as well as unique insights regarding the disease in general and how to better dose patients and measure disease impact . The results of the Phase 2 study along with our open label extension (PVO - IA - 202 or ' 202 ), which reported a total of 67 flare - ups, saw positive trends on certain of our secondary endpoints . Importantly, while our clinical trials have not demonstrated statistically significant results, the data suggest that palovarotene reduced the incidence of new HO by approximately 50 % as determined by CT scan at I 2 weeks . In those subjects who formed new HO, the mean volumes of new HO were reduced by approximately 70 % as compared to the placebo - treated subjects . Palovarotene was well - tolerated in this study and no patient discontinued drug or dose de - escalated . As a result of what was learned in our Phase 2 trials, as well as new information from animal models showing the benefits of chronic palovarotene treatment, we decided to test a new chronic dosing regimen of palovarotene in the subjects already enrolled in our open - label extension study and termed this PVO - IA - 202 Part B (' 202 Part B) . We also opened this clinical trial to enroll additional subjects . We have enrolled 50 subjects in our ' 202 Part B open - label extension study . The ' 202 Part B regimen includes a chronic daily dose of palovarotene (in adults) with increased dosing at the time of a flare - up . In children, only the regimen for flare - ups is being administered . Based on preliminary flare - up data obtained for this new dosing regimen in our ' 202 Part B, we believe that we are seeing improved efficacy over our previous episodic treatment regimen . Although data is sparse and this study is ongoing, the mean bone volume of new HO for subjects in the chronically treated group has thus far been much lower (approximately > 95% ) than that observed in our ' 20 I and ' 202 subjects treated episodically . Our Phase 2 trial and open label extensions, as well as additional insights have led us to design our registration Phase 3 trial and an additional clinical trial for palovarotene in FOP . Our Phase 3 MOVE Trial for the treatment of FOP in adults and children, which will include multiple clinical sites around the world, including the U . S . , Europe Japan and South America, will enroll up to 80 patients who will be treated chronically with palovarotene and with increased doses during flare - ups . Based on clinical data generated from our Phase 2 study, open label extensions and our natural history study, the FDA has indicated that new HO is a clinically meaningful outcome and is sufficient as a primary endpoint for a registration trial supporting approval . Furthermore, we will use the natural history study as the external control . We enrolled the first patient in the MOVE Trial in December 20 I 7 and expect to report data in 2020 with an interim read - out in 20 I 9 . 52

In July 20 I 4 , the FDA granted Orphan Drug Designation for palovarotene as a treatment for FOP and in November 20 I 4 , we received Fast Track Designation . In November 20 I 4 , we were granted orphan drug status in the EU . Also, in July 20 I 7 we received Breakthrough Therapy Designation from the FDA for the prevention of HO in patients with FOP . We are also planning for a trial which aims to determine if palovarotene can inhibit new HO formation after surgical excision of HO . Patients will be treated prophylactically and after surgery at specific previously locked joints, in an effort to prevent the re - growth of abnormal bone typically observed in FOP patients, and to attempt to increase range of motion at such joints . We intend to discuss the details and timing of this trial with the FDA in the future . In parallel with our Phase 2 trials, we have also completed enrollment in a first of its kind natural history study with II 4 patients worldwide to characterize the progression of FOP across numerous outcomes . This study is tracking new HO formation across the body using whole body CT scans (WBCTs) as well as measuring range of motion across all joints . Cross - sectional data indicates a strong correlation between losses in physical function with age . Also, the total body volume of HO in individual patients as well as the number of joints with heterotopic ossification shows strong correlations with these functional outcomes . The findings of this study have been instrumental in establishing that HO is a clinically meaningful endpoint in FOP . Further, given that patients in this study have not received palovarotene, they could be eligible to enroll in our MOVE Trial for FOP and we anticipate that many of them will choose to do so . Like FOP, MO, also called multiple hereditary exostoses, is an ultra - rare genetic disease of new bone formation in children which is mediated by excess BMP signaling . Patients with MO develop multiple benign bone tumors, also known as osteochondromas (OCs) or exostoses, on bones . MO affects approximately 20 individuals per million lives, or approximately I 50 , 000 globally, which is approximately I 5 times greater than that of FOP . Patients suffer from substantial morbidities that worsen over time until they reach skeletal maturity . Since it is believed that the mutations which cause MO also result in excess BMP signaling, we believe palovarotene can also inhibit this pathway in MO . We have generated pre - clinical data demonstrating that palovarotene inhibits the number of OCs by approximately 90 % in an animal model of MO as compared to vehicle - treated animals . Based on our knowledge of the safety and tolerability profile of palovarotene and our pre - clinical animal model data, we are preparing to initiate patient enrollment in a global, placebo - controlled Phase 2 study (the MO - Ped Trial) of palovarotene in MO in the first quarter of 20 I 8 . The MO - Ped Trial will enroll up to 240 patients at approximately 25 - 30 clinical sites worldwide in both male and female pediatric patients from 2 to I 4 years of age to assess palovarotene's effect on osteochondroma formation and other related events . We expect to report Phase 2 clinical data for this trial in 2020 with a potential interim read - out in 20 I 9 . In November 20 I 7 , the FDA granted Orphan Drug Designation for palovarotene as a treatment for MO . We also believe that RARy agonists have great potential as inhibitors of BMP signaling in other indications . Palovarotene has been shown to exert multiple effects in various tissues including in ocular tissues, where RARy agonists generally demonstrate anti - fibrotic properties . As a result, we have conducted pre - clinical proof - of - concept studies in dry eye disease that show that an eye drop formulation of palovarotene can potently increase tear production and decrease corneal damage . Following the completion of these studies, we initiated IND - enabling toxicity studies of an ophthalmologic formulation in order to begin a Phase I clinical trial in dry eye disease in 20 I 8 . We are also focused on developing our RARy agonist platform beyond palovarotene for larger, related disease markets, such as ankylosing spondylitis . As part of this development process, we are currently in the process of characterizing second generation RARy agonists that we have licensed from Galderma . On the basis of our scientific know - how and other clinical and commercial insights, a number of indications have been prioritized for animal proof - of - concept studies which commenced in 20 I 7 and are continuing in 20 I 8 . Should these studies be successful, we plan to initiate the pre - IND activities necessary to initiate clinical trials in these new indications . 53

Our Team We have assembled a team of highly skilled and experienced employees, directors and consultants with broad capabilities in drug discovery, development, regulation and commercialization and particular expertise in orphan diseases . A majority of our employees possess advanced scientific degrees . Our management team has substantial industry experience in the orphan disease space, with a successful track record of developing and commercializing drug candidates such as Aldurazyme®, Cerezyme®, Fabrazyme®, Myozyme®, Soliris® and Vyndaqel® . Our board members include the former CEOs of companies that developed Synagis®, FluMist®, Gattex®, Natpara® and Strensiq®, the latter two drugs being for the treatment of rare bone diseases . We continue to leverage this specialized expertise and experience to rapidly pursue the development and commercialization of palovarotene in multiple indications . Our Pipeline We believe that RARy agonists, such as palovarotene, have the potential for therapeutic use in a broad range of conditions, including diseases like FOP and MO that involve pathological bone formation, as well as other indications characterized by excessive fibrosis or scarring such as dry eye disease . Our product pipeline consists of : Our Strategy We strive to become a leading fully - integrated biopharmaceutical company that innovates and commercializes new treatments for people with ultra - rare bone disorders and other diseases . We are rapidly developing our lead product candidate, palovarotene, to treat FOP and MO as well as other diseases . To achieve our goals, we are executing the following strategy : 54

Complete development and obtain regulatory approval for our lead product candidate, palovarotene, in FOP and MO. We believe that success in either of our two clinical trials, our Phase 3 MOVE Trial in FOP with patient enrollment initiated in December 2017 and our Phase 2 MO-Ped Trial in MO which we are preparing to initiate patient enrollment in the first quarter of 2018, could form the basis of FDA approval of palovarotene for the targeted indication. We expect to file for worldwide regulatory approvals of palovarotene in FOP and MO including in the United States, Europe and Japan after generating the relevant clinical data, which we expect to read out in 2019 and 2020.

Independently commercialize palovarotene and improve patient care in FOP and MO. We intend to establish our own commercial organization and have begun to develop a global commercial plan under the leadership of our chief commercial officer. Our plan includes establishing the sales, marketing and reimbursement functions required to commercialize palovarotene in global markets. Advocacy groups, patients, caregivers and thought leaders are extremely active and vocal in the FOP and MO communities. We actively collaborate with these patient groups through a number of initiatives including participation in local meetings and educational initiatives such that we better understand the burdens and unmet needs that patients face, and so that we can better facilitate their access to palovarotene should it be approved.

Develop palovarotene for other indications including Dry Eye Disease. Palovarotene as a RARγ agonist is an inhibitor of BMP signaling and has been shown to exert multiple effects in various tissues including bone, muscle and ocular tissues where it generally demonstrates anti-fibrotic properties. Following the completion of our pre-clinical proof-of-concept studies showing that an eye drop formulation of palovarotene can potently increase tear production and decrease corneal damage, we have initiated IND-enabling toxicity studies of an ophthalmologic formulation in order to begin a Phase 1 clinical trial in dry eye disease in 2018.

Expand our RARγ agonists platform. We believe that RARγ agonists other than palovarotene have great potential as inhibitors of BMP signaling in other indications and in particular in inhibiting HO in larger disease markets, such as ankylosing spondylitis. As a result, we intend to further develop our RARγ agonist platform beyond palovarotene. We are currently in the process of characterizing second generation RARγ agonists licensed from Galderma. From these compounds, derived from four different structural families, we expect to select leads to be developed internally as well as through out-licensing to external partners.

Evaluate opportunities to expand our leadership in our areas of expertise. We may also selectively form collaborative alliances to expand our capabilities and product offerings into new therapeutic areas and potentially accelerate commercialization in select geographic markets. Additionally, we may pursue the acquisition or in-licensing of product candidates, particularly in our core focus area of rare bone diseases.

Palovarotene - Mechanism of Action

Our programs currently focus on diseases involving tissue transformation via retinoic acid receptors (RARs). RARs are expressed in a variety of tissues and are involved in the growth, shape and maintenance of tissues (morphogenesis). In particular, the RARγ receptor sub-type is expressed in cells that produce cartilage and plays a role in biological pathways responsible for endochondral bone formation (the process of new bone formation which occurs via cartilage formation). RARγ is also present in multiple other cells and tissues where it mediates the growth and differentiation of specific cell types, including those involved in fibrosis.

Our lead product candidate, palovarotene, is a RARγ selective agonist that has shown potent activity in preventing chondrogenesis (cartilage formation) as well as fibrosis in a variety of tissues. RARγ agonists, such as palovarotene, exert their action on bone formation through regulation of the BMP pathway. RARγ receptors are expressed in chondrogenic cells and chondrocytes and repress certain genes even in the absence of ligand. BMPs are part of the transforming growth factor 13 (TGF-13) family of extracellular signaling proteins. They regulate various cellular activities including differentiation and proliferation and are particularly involved in fibrosis. BMP signaling induces the complete pathway of endochondral bone formation during embryonic development and skeletal formation in children.

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Mechanism of Action


BMP Ligands
Palovarotene
BMP Receptor
Type 1, Type 2
RXR
Smad 4
Smad 1/5/8
Nucleus

As illustrated, the BMP pathway begins with the binding of any of several extracellular BMP ligands such as BMP 2, 4, 7 and 9 to the BMP receptor which is membrane-bound. The receptor is comprised of two BMP Type II subunits and two BMP Type I subunits (also known as ACVR1 or ALK2), which when activated by ligands, recruit, bind and phosphorylate cytoplasmic signal transduction proteins called Smads 1/5/8. When Smads 1/5/8 become phosphorylated, they are able to bind to Smad 4, which together travel to the nucleus where they regulate the transcription of many genes including all those necessary for new bone formation.

Our lead indication, FOP, is caused by excess BMP signaling and is an example of the inappropriate activation of this pathway.

Approximately 97% of patients with FOP have the R206H mutation in the ALK2 receptor which is believed to make the receptor overactive both on its own and in the presence of ligands. The mutated, overactive receptor leads to excess phosphorylation of Smads 1/5/8 and enhanced signals to the nucleus to form heterotopic bone. The result is that the abnormal gene sends signals to the body's muscles and soft tissues instructing the muscles to repair themselves by forming bone rather than muscle or scar tissue. RARγ agonists reduce the level of phosphorylated Smads 1/5/8 and the overall protein levels of Smads 1/5/8 and thereby repress excess BMP signaling.

Our second indication, MO, is also a disease believed to be mediated by excess BMP signaling. In this case, mutations in the Ext1 and Ext2 genes are believed to cause decreases in the heparan sulfate chains on proteoglycans and indirectly cause local increases in BMP at the surface of certain cells. Cell surface heparan sulfate is believed to act as a kind of reservoir for growth factors including BMP and their absence has been shown to result in local increases in BMP signaling and intracellular phosphorylated Smad levels. Since palovarotene has been shown to act directly on this pathway in FOP, we hypothesize that palovarotene could also be a potential treatment in MO.

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Palovarotene's unique mechanism of action confers upon it the ability to repress bone formation and fibrosis and is potentially suited to a variety of indications beyond those currently in development. Manufacturing Palovarotene drug substance synthesis was originally developed and optimized by Roche . Clementia further optimized this synthesis route due to the availability of novel chemistries . Our drug substance is currently manufactured by one manufacturer . It has demonstrated greater than two years stability under ambient conditions protected from light . Our drug product consists of a hard shell capsule, which can be opened by patients and sprinkled on food for those with locked jaws and pediatric subjects . Multiple dosage strengths are available to account for all potential doses administered in the clinic, including for weight - based dosing in children . We monitor stability of our drug substance and drug product according to ICH compliant stability programs . Competition Currently, there are no therapies that have been specifically approved for the treatment of FOP . To our knowledge, palovarotene is the only orally available RARy agonist that has been clinically tested in FOP . However, products approved for other indications, for example, corticosteroids and non - steroidal anti - inflammatory drugs, are used off - label to manage FOP symptoms during flare - ups . None of these medications has been shown to prevent HO . Regeneron Pharmaceuticals Inc. has completed a Phase I trial in Belgium with an antibody against Activin A. As an antibody, it would be administered either via intravenous infusion or subcutaneous injection. Regeneron has stated that they plan to initiate a Phase 2 clinical trial in FOP in 20I8. Blueprint Medicines Corporation, La Jolla Pharmaceutical Company and BioCryst Pharmaceuticals Inc. have disclosed ALK2 inhibitors in development for FOP. To our knowledge, these kinase inhibitors being developed for FOP are at the pre - clinical stage. A number of academic groups are also pursuing ALK2 kinase inhibitors and to our knowledge, these are also at the pre - clinical stage in FOP. Regeneron Pharmaceuticals Inc. and La Jolla Pharmaceutical Company have been granted orphan drug designation for their respective approaches in FOP. GRI Bio Inc. is developing an RARy selective agonist, GRI - 062I, in a Phase 2 clinical trial in chronic liver disease in South Africa. License Agreements We have entered into exclusive license agreements to help support our development efforts. Roche Agreement In January 20 I 3 , we entered into a license agreement with Roche for the composition of matter of palovarotene, for which we have the worldwide rights to develop and commercialize . We are obligated to pay Roche certain clinical/regulatory/sales milestones and royalties on products developed from this technology . Termination of our license agreement with Roche would have a material adverse impact on our ability to develop and commercialize palovarotene . Pursuant to the terms of the agreement, we were granted the exclusive worldwide right to research, develop, make, have made, use, sell, have sold, offer for sale and import palovarotene, any other compounds covered by certain Roche patents, and any pharmaceutical or therapeutic products containing either palovarotene or such other licensed compounds, for all human pharmaceutical uses and indications . Additionally, Roche transferred to us certain regulatory information on the licensed compounds, including palovarotene, pursuant to the license agreement . 57

The Roche license also grants us a right to sublicense our licensed rights to third parties, provided each sublicensee enters into a written agreement with us with terms consistent with our agreement with Roche . Roche has the first right, but not the obligation, to prepare, file, prosecute and maintain certain patent rights at Roche's sole expense. The license agreement requires us to use commercially reasonable efforts to develop, obtain regulatory approval of, and commercialize a product containing palovarotene . The license agreement includes commitments to pay Roche (i) a total of $ I . 0 million in milestone payments upon the achievement of certain clinical milestones, (ii) up to a total of $ II . 0 million in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway with an additional $ I million in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $ 37 . 5 million in milestone payments upon the achievement of certain sales milestones . We achieved the clinical milestone in December 20 I 7 and paid Roche the $ I . 0 million milestone in January 20 I 8 . The agreement also requires us to pay Roche a royalty rate in the low teens based on net sales of products containing palovarotene or the other licensed compounds during the royalty term . The Roche agreement provides that the royalty rate will be adjusted significantly downward on a country - by - country basis if generic versions of the licensed products are introduced and sold in the relevant country and the sale of such generic versions have a certain impact on our net sales . Under the agreement, we are also required to pay any consideration owed to third parties related to such third parties' intellectual property rights covering the licensed technology, though such payments may be at least partially offset by a reduction in royalties payable to Roche . The Roche Agreement will expire on a licensed product - by - product and country - by - country basis upon the later of (i) the date of expiration of the last to expire patent having a valid claim relating to such licensed product in a particular country, or (ii) I 0 years after the first commercial sale of a licensed product in such country . Either party may terminate the agreement for the material breach or insolvency of the other party . In the event the agreement is terminated by Roche for our material breach or insolvency, the rights and licenses granted to us under the agreement would terminate . In addition, upon termination under certain circumstances, rights in regulatory filings and certain other intellectual property may revert to Roche . Termination of our rights under the Roche license would have a material adverse effect on us . Thomas Jefferson University (TJU) Agreement In February 20 I 4 , we entered into a license agreement with TJU to use palovarotene for treating muscle tissue damage . We are obligated to pay TJU certain clinical/regulatory/sales milestones and royalties on the sales of certain licensed products and processes . Termination of our license agreement with TJU would have a material adverse impact on our ability to develop and commercialize palovarotene in its current formulation. Pursuant to the terms of the agreement, we were granted the exclusive worldwide right to make and have made, to use and have used, to sell and have sold, to offer for sale, to import, to export, to research, develop and improve upon methods for muscle repair and regeneration comprising administering therapeutically effective amounts of RAR agonists (such as palovarotene) for treating muscle tissue damage . The TJU license also grants us a right to sublicense our licensed rights to third parties, provided that our license from TJU is exclusive at the time of the granting of the sublicense and that each sublicensee enters into a written agreement with us with terms consistent with our agreement with TJU . 58

The license agreement requires us to use commercially reasonable diligent efforts to effect introduction of a product containing palovarotene into the commercial market as soon as practicable . At any time after three (3) years from the effective date of the TJU license, TJU may terminate the agreement or render the license non - exclusive if, in TJU's reasonable judgment, the progress reports provided by us substantially demonstrate our failure to satisfy certain diligence obligations . The agreement requires us to make a total of $ 0 . I million in milestone payments upon the achievement of certain clinical milestones and a total of $ 0 . 25 million in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product or licensed process that meets the relevant milestones . We achieved the clinical milestone and paid TJU the $ 0 . I million milestone in December 20 I 7 . The agreement also requires us to pay TJU a low single digit royalty rate on the amount of total net sales of licensed products or licensed processes during the term of the agreement . We must also pay TJU a low double digit royalty rate on the amount of non - royalty sub - license income we receive from a sub - licensee if we sub - license our license under the TJU agreement and we receive a revenue stream under the sub - license . Under the agreement, non - royalty sublicense income shall include the amount paid to us by a sublicensee pursuant to the sublicense, including but not limited to license fees, milestone payments and the fair market value in cash of any non - cash consideration of any kind for such sublicense . The term of the license agreement remains in effect until the last patent or patent application containing a valid claim in the patent rights under the license have expired or been abandoned . Either party may terminate the agreement for the material breach or insolvency of the other party . In the event the agreement is terminated by TJU for our material breach or insolvency or on account of their determination that our progress reports substantially demonstrate that we neither used commercially reasonable efforts to put the licensed subject matter into commercial use and/or are not keeping it reasonably available to the public, nor engaged in research, development, manufacturing, marketing or sublicensing activity to achieve the above, the rights and licenses granted to us under the agreement would terminate . Termination of our rights under the TJU license would have a material adverse effect on us . Upon the expiration of the TJU patent portfolio, our license agreement with, and our license payment obligations to, TJU will terminate and we will have a fully - paid, royalty - free, sublicensable license . Yamaguchi University Agreement In April 20 I 5 , we entered into a license agreement with Yamaguchi University for a patent family titled "Therapeutic agent for keratoconjunctive disorders" and a patent family titled "Inhibitor for Retinochoroidal disorders . " We are obligated to pay Yamaguchi University certain clinical/regulatory milestones and royalties on sales of certain licensed products and processes . Termination of our license agreement with Yamaguchi University would have a material adverse impact on our ability to develop and commercialize palovarotene for the treatment of certain ocular disorders . Pursuant to the terms of the agreement, we were granted the exclusive worldwide right to make and have made, to use and have used, to sell and have sold, to offer for sale, to import, to export, to research, develop and improve upon therapeutic agents for keratoconjunctive disorders and related patents . The Yamaguchi University license also grants us a right to sublicense our licensed rights to third parties, provided each sublicensee enters into a written agreement with us with terms consistent with our agreement with Yamaguchi University . The agreement requires us to use commercially reasonable efforts to effect introduction of the licensed products into the commercial market as soon as practicable . The agreement requires us to make a total of $ 0 . 075 million in milestone payments upon the achievement of certain clinical milestones and a total of $ 0 . I 5 million in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product that meets the relevant milestones . The agreement also requires us to pay Yamaguchi University a low single digit royalty rate on the amount of total net sales of licensed products during the term of the agreement . We also have a royalty buy - out option pursuant to which we can terminate at any time in our sole discretion our obligation to pay royalties and make milestone payments, as well as our reporting obligations, in exchange for a one - time payment to Yamaguchi University . 59

The Yamaguchi University agreement will expire on a licensed product - by - product and country - by - country basis upon the later of (i) the date of expiration of the last to expire patent having a valid claim relating to such licensed product in a particular country, or (ii) I 0 years after the first commercial sale of a licensed product in such country . Yamaguchi University can terminate the agreement for our material breach or insolvency . In the event the agreement is terminated by Yamaguchi University for our material breach or insolvency, the rights and licenses granted to us under the agreement would terminate . We can terminate the license agreement upon 90 days' notice . Galderma Agreement In March 20 I 7 , we exercised our option to enter into an exclusive license agreement with Galderma for certain retinoic acid receptor gamma agonists compounds . In accordance with this agreement, we have paid a one - time license fee of $ I million, which was recorded as an intangible asset . We are committed to make certain future payments based on the successful achievement of specific development and commercialization milestones related to the licensed Galderma compounds . Pursuant to the terms of the agreement, we have been granted an exclusive worldwide right in certain fields and subject to certain exceptions, to (i) develop, make and use the retinoic acid receptor gamma agonists compounds in order to research, develop, manufacture and commercialize products that incorporate such compounds and (ii) research, develop, manufacture and commercialize such products . The Galderma license also grants us a right to sublicense our licensed rights to third parties, provided that, in case of (i), each sublicensee shall enter into a written agreement with Galderma, and, in case of (ii), we will not be relieved from our obligations under the agreement with Galderma and will secure all covenants, obligations, and rights of the sublicensee . The license agreement requires us to use commercially reasonable efforts to develop at least one of the compounds as well as to commercialize the products incorporating the compounds . The agreement requires us to pay Galderma a total of $ 2 . 0 million in milestone payments upon the achievement of certain clinical milestones and up to a total of $ 25 . 5 million in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first product that meets the relevant milestones . The agreement also requires us to pay Galderma a single digit royalty rate that varies based on the amount of total worldwide net sales of licensed products during the term of the agreement (including a royalty on the net sales by sublicensees) . The license agreement will remain in effect as long as we develop or commercialize the licensed product . Either party has a right to terminate the agreement for the material breach or insolvency of the other party . Termination by Galderma for our material breach or insolvency causes termination of the rights and licenses that are granted to us under the agreement . We have the right to terminate the agreement upon 90 days prior written notice to Galderma both without cause and because of our decision to discontinue development or commercialization . Intellectual Property We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents intended to cover our product candidates and compositions, their methods of use and processes for their manufacture, and any other aspects of inventions that are commercially important to the development of our business . We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection . 60

We plan to continue to expand our intellectual property estate by filing patent applications directed to compositions, formulations and methods of treatment created or identified from our ongoing development of our product candidates . Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know - how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties . We also rely on know - how, continuing technological innovation and in - licensing opportunities to develop and maintain our proprietary position . We seek to obtain domestic and international patent protection, and endeavor to promptly file patent applications for new commercially valuable inventions . The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions . In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and patent scope can be reinterpreted by the courts after issuance . Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims . We cannot predict whether the patent applications we or our strategic partners are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors . Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for I 8 months or potentially even longer, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications . Moreover, we may have to participate in interference proceedings or derivation proceedings declared by the U . S . PTO, to determine priority of invention . Clementia Licensed Intellectual Property We have exclusively licensed patents claiming palovarotene as a composition of matter from Roche (the Roche patent portfolio), which has a statutory expiration date in 202 I . We have an exclusive worldwide license to patents claiming the use of palovarotene for treating muscle tissue damage from TJU (the TJU patent portfolio), which has a statutory expiration date in 203 I . We have an exclusive worldwide license to patents claiming the use of certain RARy agonists, including palovarotene, for treating keratoconjunctive disorders and claiming the use of palovarotene for treating retinochoroidal disorders from Yamaguchi University (the Yamaguchi University patent portfolio), which have a statutory expiration date in 2033 or 2034 . The licensed Galderma RARy agonists include lead compounds from four distinct structural families . Two families are claimed in recently filed patent applications ; one with an expected statutory patent expiry date of December 2034 and a second with an expected statutory patent expiry date of December 2035 . The third family includes lead compounds that have not been publicly disclosed, nor has any patent specifically claiming these compounds been filed . The forth structural family includes lead compounds that are disclosed in expired Galderma patents . The Roche patent portfolio includes granted patents in over 45 countries, including the United States, Canada and the primary countries of the European Union ( 26 countries) . The Roche patent portfolio includes a United States patent that is scheduled to expire in 202 I, without taking into account any potential patent term restoration under the Drug Price Competition and Patent Term Restoration Act of I 984 , referred to as the Hatch - Waxman Act . The Roche patent portfolio includes a European patent, validated in numerous European jurisdictions, that has a statutory expiration date in 202 I, absent any adjustments or extensions . The TJU patent portfolio includes granted patents issued in the United States, Australia, Japan, New Zealand and South Africa, and pending patent applications in Brazil, Canada, China, Europe, the United States, and other countries . The TJU patent portfolio includes a United States patent that has a statutory expiration date in 203 I, without taking into account any potential patent term restoration under the Drug Price Competition and Patent Term Restoration Act of I 984 , referred to as the Hatch - Waxman Act . The TJU patent portfolio includes a European patent application that, if granted, would have a statutory expiration date in 203 I, absent any adjustments, extensions or supplementary protections . 6I

The Yamaguchi University patent portfolio includes granted U . S . patents and patent applications pending in Canada, China, Europe, Japan, the United States, and other countries . Clementia Owned Intellectual Property Four patent applications have been filed by and assigned to Clementia: • A pending U.S. utility patent application (filed December 20I6) with claims directed to antisense oligonucleotides and their use for treating FOP; • Patent Cooperation Treaty (PCT) application (filed June 20I7) with claims directed to therapeutic treatment regimens for treating heterotopic ossification in FOP using palovarotene; • Patent Cooperation Treaty (PCT) application (filed November 20I6) with claims directed to the use of RARy agonists, including palovarotene, in treating MO; and • A U.S. provisional patent application (filed June 20I7) with claims directed to the use of RARy agonists, including palovarotene, for inhibiting ectopic ossification at particular sites or in subjects having certain conditions. Government Regulation FDA Approval Process In the United States, pharmaceutical products are subject to extensive regulation by the FDA . The Federal Food, Drug, and Cosmetic Act (the FDC Act) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post - approval monitoring and reporting, sampling, and import and export of pharmaceutical products . Failure to comply with applicable U . S . requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution . Pharmaceutical product development for a new product or certain changes to an approved product in the U . S . typically involves pre - clinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well - controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought . Satisfaction of FDA pre - market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease . Pre - clinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product . The conduct of the pre - clinical tests must comply with federal regulations and requirements, including good laboratory practices . The results of pre - clinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol . Long term pre - clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted . 62

A 30 - day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans . If the FDA has neither commented on nor questioned the IND within this 30 - day period, the clinical trial proposed in the IND may begin . Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator . Clinical trials must be conducted : (i) in compliance with federal regulations ; (ii) in compliance with good clinical practice (GCP), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors ; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated . Each protocol involving testing on U . S . patients and subsequent protocol amendments must be submitted to the FDA as part of the IND . The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients . The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval . An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions . Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap . In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness . Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks . If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit - risk relationship of the drug and to provide adequate information for the labeling of the drug . In most cases FDA requires two adequate and well - controlled Phase 3 clinical trials to demonstrate the efficacy of the drug . A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multi - center trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible . Pursuant to the 2 Ist Century Cures Act, which was enacted on December I 3 , 20 I 6 , the manufacturer of an investigational drug for a serious or life - threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access . This requirement applies on the later of 60 days after the date of enactment or the first initiation of a Phase 2 or Phase 3 trial of the investigational drug . After completion of the required clinical testing, an NDA is prepared and submitted to the FDA . FDA approval of the NDA is required before marketing of the product may begin in the U . S . The NDA must include the results of all pre - clinical, clinical, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls . The cost of preparing and submitting an NDA is substantial . The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review . Once the submission is accepted for filing, the FDA begins an in - depth review . The FDA has agreed to certain performance goals in the review of new drug applications . Most such applications for standard review drug products are reviewed within ten to twelve months ; most applications for priority review drugs are reviewed in six to eight months . Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists . For biologics, priority review is further limited only for drugs intended to treat a serious or life - threatening disease relative to the currently approved products . The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late - submitted information, or information intended to clarify information already provided in the submission . 63

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee - typically a panel that includes clinicians and other experts - for review, evaluation, and a recommendation as to whether the application should be approved . The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations . Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP . Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured . FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied . After FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications . As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy (REMS) to help ensure that the benefits of the drug outweigh the potential risks . REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU) . ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries . The requirement for a REMS can materially affect the potential market and profitability of the drug . Moreover, product approval may require substantial post - approval testing and surveillance to monitor the drug's safety or efficacy . Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing . Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. European Union Drug Development In the European Union, our future products may also be subject to extensive regulatory requirements . As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained . Similar to the United States, the various phases of non - clinical and clinical research in the European Union are subject to significant regulatory controls . Although the EU Clinical Trials Directive 200 I/ 20 /EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently . This has led to significant variations in the member state regimes . Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies : the National Competent Authority (NCA), and one or more Ethics Committees (ECs) . Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred . 64

The EU clinical trials legislation is currently undergoing a revision process mainly aimed at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency . European Union Drug Review and Approval In the European Economic Area, (EEA), (which is comprised of the 27 Member States of the European Union (excluding Croatia) plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization (MA) . There are two types of marketing authorizations : The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP), of the European Medicines Agency (EMA), and is valid throughout the entire territory of the EEA . The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto - immune and viral diseases . The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU . National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure . Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure . If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure . Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State . The competent authority of the Reference Member State prepares a draft assessment report, a draft summary of the product characteristics (SPC) and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval . If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the Reference Member State, the product is subsequently granted a national MA in all the Member States (i . e . , in the Reference Member State and the Member States Concerned) . Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk - benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy . Rest of the World Regulation For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country . In all cases the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki . 65

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Healthcare Payor Reimbursement Sales of our products will depend, in part, on the extent to which our products will be covered by third - party payors, such as government health programs, commercial insurance and managed healthcare organizations . In the United States no uniform policy of coverage and reimbursement for drug products exists . Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor by payor basis . As a result, the coverage determination process is often a time - consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained . In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed . The requirements governing drug pricing vary widely from country to country . For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use . A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market . There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products . Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower . C. Organizational Structure We were incorporated under the CBCA on November 5 , 20 I 0 . We have one wholly - owned subsidiary, Clementia Pharmaceuticals USA Inc., which is incorporated in the state of Delaware. D. Property, Plant and Equipment We lease our office space, which consists of approximately 7,580 square feet, in Montreal, Quebec, Canada. We also lease office space, which consists of approximately 2,850 square feet, in Newton, Massachusetts, USA. Item 4 a. Unresolved Staff Comments Not applicable. Item 5 . Operating and Financial Review and Prospects The following was prepared by management with information available as at February 27 , 20 I 8 and should be read in conjunction with our audited consolidated financial statements for the years ended December 3 I, 20 I 7 , 20 I 6 and 20 I 5 and notes thereto, included under Item I 8 of this Annual Report. 66

A . Operating Results Revenue We have not generated any revenues from product sales since our inception and do not expect to generate any revenues from the sale of products in the near future . If our development efforts result in clinical success and regulatory approval or collaboration agreements with third parties for our product candidates, we may generate revenue from those product candidates . Research and development expenses Research and development (R&D) expenses consist primarily of costs associated with our product research and development efforts, and predominantly include:       personnel costs, including salaries, benefits, bonuses, stock - based compensation expenses and related travel for employees engaged in scientific research and development functions; expenses incurred under agreements with contract research organizations, or CROs and investigative sites that conduct our clinical and non - clinical studies; expenses associated with manufacturing clinical study materials and developing external manufacturing capabilities; costs of outside consultants, including their fees and related travel expenses; other expenses related to non - clinical studies and expenses related to regulatory activities; and milestone payments made under our third - party licensing agreements. Research and development costs are generally expensed as incurred unless they meet specific criteria for recognition as internally - generated intangible assets as per IFRS . We have not recognized any internally - generated intangible asset to date . Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites . We have been focused on developing palovarotene, our product candidate for the treatment of patients with FOP and MO . Our research and development expenses consist principally of external costs, such as start - up fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical and non - clinical studies, and costs related to acquiring and manufacturing clinical study materials . We do not allocate personnel - related costs, depreciation or other indirect costs to specific programs, as they are deployed across various projects under development and, as such, are separately classified as personnel and other expenses . 67

The following table summarizes our research and development expenses by program before tax credits: Years ended December 31, 201 7 2016 * 2015* (in thousands) Palovarotene for FOP R&D expenses $ I3 , 579 $ II , 422 $ I0 , 347 Palovarotene for MO R&D expenses 2 , 847 369 - Palovarotene for ocular R&D expenses I , 609 229 75 Manufacturing of palovarotene 3 , 070 I , 592 97I Other R&D expenses 532 I49 50I Total direct R&D expenses 2I , 637 I3 , 76I II , 894 Personnel - related costs 4 , 476 2 , 353 I , 97I Facility and other expenses I , 29 3 73 8 53 I Total personnel, facility and other expenses 5 , 769 3 , 09I 2 , 502 Total research and development expenses $ 27 , 406 $ 16 , 852 $ 14 , 396 *Certain amounts have been reclassified for presentation purposes. Research and development activities are central to our business . Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later - stage clinical trials . From inception through December 3 I, 20 I 7 , we incurred approximately $ 69 million in research and development expenses . We expect that our research and development expenses will continue to increase in the foreseeable future as we pursue later stages of clinical development of our product candidates . We cannot determine with certainty the duration and completion costs of the current or future clinical studies of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates that obtain regulatory approval . We may never succeed in achieving regulatory approval for any of our product candidates . The duration, costs, and timing of clinical studies and development of our product candidates will depend on a variety of factors, including :      the scope, rate of progress, and expense of our ongoing clinical studies as well as any additional clinical studies and other research and development activities; future clinical study results; uncertainties in clinical study enrollment rate or design; significant and changing government regulation; and the timing and receipt of any regulatory approvals. A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate . For example, if the FDA, or another regulatory authority were to require us to conduct clinical studies beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical studies, significant additional time and financial resources could be required for the completion of clinical development . 68

General and administrative expenses General and administrative expenses consist primarily of personnel costs, including salaries, related benefits, bonuses, stock - based compensation and travel expenses for our executive, finance, business and corporate development and other administrative functions . General and administrative expenses also include facilities and other expenses, including rent, depreciation, maintenance of facilities, information technology infrastructure and security, insurance and supplies ; and professional fees for accounting, tax and legal services, including legal expenses to pursue patent protection of our intellectual property . We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the anticipated growth in our research and development activities and the potential commercialization of our product candidates . We also anticipate increased expenses related to audit, legal, regulatory, and tax - related services associated with maintaining compliance with our public listing on The Nasdaq Global Select Market and SEC requirements, director and officer insurance premiums, and investor relations costs . Additionally, if and when we believe a regulatory approval of palovarotene or any other product candidate appears likely, we anticipate an increase in personnel and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of palovarotene or any other product candidate . Interest income and financial expenses (income) Interest income consists of interest earned on our cash and investments . Our interest income has increased during the second half of 20 I 7 due largely to current interest rates earned on the net proceeds from our August 20 I 7 IPO . Financial expenses (income) consist mainly of losses on the re - measurement of embedded derivatives at fair value at each reporting date, accretion expense and foreign exchange gains and losses . Accretion expense consists of accreted interest expense related to our Class A, Class B and Class C redeemable convertible preferred shares to bring the debt components of our preferred shares back to their face value over time . Our IPO, which was completed in August 20 I 7 , resulted in the conversion of all classes of our preferred shares on a one - for - one basis into common shares and as such, gains or losses on the re - measurement of embedded derivatives at fair value and accretion expense have ceased during the third quarter of 20 I 7 . Foreign exchange gains and losses consist of the realized and unrealized net gains and losses from holding cash in foreign currency and foreign currency - denominated other current assets and accounts payable . 6 9

Comparison of the three - months ended December 31, 2017 and 2016 The following table summarizes our results of operations for the three - months ended December 3I, 20I7 and 20I6: Three - month periods ended December 31, 201 7 201 6 Increase (decrease) (in thousands) Expenses: Research and development expenses $ I0,592 $ 5,308 $ 5,284 Tax credits ( I , 025) (33) (992) 9 , 567 5 , 275 4 , 292 General and administrative expenses 2 , 408 840 I , 568 Interest income (578) (88) (490) Financial expenses (income) (3) 42 , 3I7 ( 42 , 320) Income tax expense 395 3 0 365 Net loss and comprehensive loss $ (11,789) $ (48,374) $ (36,585) Research and development expenses Research and development expenses were $ I 0 . 6 million for the three - month period ended December 3 I, 20 I 7 , compared to $ 5 . 3 million for the three - month period ended December 3 I, 20 I 6 . The 5 . 3 million increase was primarily due to : • $2.0 million net increase in clinical studies and CRO related activities as a result of initiating the MOVE study and preparatory activities for the MO - Ped study, partially offset by the completion of the Phase 2 clinical trial in FOP; • $I.I million increase in milestone payments to licensors upon achievement of clinical milestones; • $I.0 million increase in pre - clinical research activities for ocular studies and other potential indications; • $0.6 million increase in personnel related expenses in support of increased development activities; • $0.3 million increase in manufacturing activities in order to meet clinical supply requirements of the MOVE and MO - Ped trials; • $0.2 million increase in non - cash share - based compensation expense; and • $0.I million increase in other expenses in support of increased development activities. Tax credits Tax credits were $ I . 0 million for the three - month period ended December 3 I, 20 I 7 , compared to nil for the three - month period ended December 3 I, 20 I 6 . The increase in tax credits reflects estimated orphan drug tax credits owing as a result of direct research and developments activities undertaken from 20 I 4 to 20 I 7 previously unclaimed by the Company . General and administrative expenses General and administrative expenses were $ 2 . 4 million for the three - month period ended December 3 I, 20 I 7 , compared to $ 0 . 8 million for the three - month period ended December 3 I, 20 I 6 . The increase of $ I . 6 million in expenses was primarily due to a $ 0 . 5 million increase in non - cash share - based compensation expense, a $ 0 . 3 million increase in pre - commercial marketing activities as projects were undertaken in 20 I 7 , a $ 0 . 4 million increase in personnel costs to support the growth of the Company, as well as a $ 0 . 4 million increase in other general and administrative support activities . 70

Interest income Interest income was $ 0.6 million for the three - month period ended December 3 I, 20 I 7 , compared to $ 0 .I million for the three - month period ended December 3 I, 20 I 6 . The increase in interest income relates to higher invested balances as a result of our IPO proceeds. Financial expenses (income) Financial income was close to nil for the three - month period ended December 3 I, 20 I 7 , compared to financial expenses of $ 42 . 3 million for the three - month period ended December 3 I, 20 I 6 . The $ 42 . 3 million decrease in financial expenses was primarily due to the re - measurement at fair value of the embedded derivative in our preferred shares in the fourth quarter of 20 I 6 . With the completion of our IPO in August 20 I 7 , all classes of our preferred shares have been converted on a one - for - one basis into common shares and as such, gains or losses on the re - measurement of embedded derivatives at fair value and accretion expense were eliminated going forward . Comparison of the twelve - months ended December 31 , 2017 and 2016 The following table summarizes our results of operations for the twelve - month periods ended December 3 I, 20 I 7 and 20 I 6 : Twelve - month periods ended December 30, 2017 2016 Increase (decrease) (in thousands) Expenses: Research and development expenses $ 27,406 $ I6,852 $ I0,554 Tax credits ( I , 237) ( I39) ( I , 098) 26 , I69 I6 , 7I3 9 , 456 General and administrative expenses 9 , 287 3 , 406 5 , 88I Interest income ( I , 082) (399) (683) Financial expenses (income) 80 , 438 37 , 646 42 , 792 Income tax expense 643 I46 497 Net loss and comprehensive loss $ (115,455) $ (57,512) $ 57,943 Research and development expenses Research and development expenses were $27.4 million for the twelve - month period ended December 3I, 20I7, compared to $I6.9 million for the twelve - month period ended December 3I, 20I6. The $I0.6 million increase was primarily due to: • $4.3 million net increase in clinical studies and CRO related activities as a result of initiating the MOVE study and preparatory activities for the MO - Ped study, partially offset by the completion of the Phase 2 clinical trial in FOP; • $I.I million increase in milestone payments to licensors upon achievement of clinical milestones; 7I

• $I.I million increase in pre - clinical research activities for ocular studies and other potential indications; • $I.5 million increase in personnel related expenses in support of increased development activities; • $I.5 million increase in manufacturing activities in order to meet clinical supply requirements of the MOVE and MO - Ped trials; • $0.6 million increase in non - cash share - based compensation expense as a result of a higher stock option valuation; and • $0.5 million increase in other expenses in support of increased development activities. Tax credits Tax credits were $ I . 2 million for the twelve - month period ended December 3 I, 20 I 7 , compared to $ 0 . I million for the twelve - month period ended December 3 I, 20 I 6 . The increase in tax credits reflects estimated orphan drug tax credits receivable as a result of direct research and developments activities undertaken from 20 I 4 to 20 I 7 previously unclaimed by the Company . General and administrative expenses General and administrative expenses were $ 9 . 3 million for the twelve - month period ended December 3 I, 20 I 7 , compared to $ 3 . 4 million for the twelve - month period ended December 3 I, 20 I 6 . The increase of $ 5 . 9 million in expenses was primarily due to $ I . 9 million increase in costs directly related to our IPO, a $ I . 4 million increase in non - cash share - based compensation, a $ I . 0 million increase in pre - commercial activities and a $ I . 6 million increase in other general and administrative support activities . Interest income Interest income was $ I . I million for the twelve - month period ended December 3 I, 20 I 7 , compared to $ 0 . 4 million for the twelve - month period ended December 30 , 20 I 6 . The increase in interest income relates to higher invested balances as a result of our IPO proceeds . Financial expenses Financial expenses were $ 80 . 4 million for the twelve - month period ended December 3 I, 20 I 7 , compared to $ 37 . 6 million for the twelve - month period ended December 3 I, 20 I 6 . The $ 42 . 8 million increase in financial expenses was primarily due to an increase in non - cash losses on the re - measurement at fair value of the embedded derivative in our preferred shares in the second and third quarter of 20 I 7 as compared to the same period in 20 I 6 . With the completion of our IPO in August 20 I 7 , all classes of our preferred shares have been converted on a one - for - one basis into common shares and as such, gains or losses on the re - measurement of embedded derivatives at fair value and accretion expense have been eliminated going forward . 72

Comparison of the twelve - months ended December 31, 2016 and 2015 The following table summarizes our results of operations for the twelve - month periods ended December 3I, 20I6 and 20I5: Twelve - month periods ended December 30, 2016 2015 Increase (decrease) (in thousands) Expenses: Research and development expenses $ I6,852 $ I4,397 $ 2,455 Tax credits ( I39) ( I65) 26 I6 , 7I3 I4 , 232 2 , 48I General and administrative expenses 3 , 406 5 , 479 ( 2 , 073) Interest income (399) ( II0) (289) Financial expenses 37 , 646 56 , I40 ( I8 , 494) Income tax expense I46 I56 ( I0) Net loss and comprehensive loss $ (57,512) $ (75,897) ( 18 , 385) Research and development expenses Research and development expenses were $ I 6 . 9 million for the year ended December 3 I, 20 I 6 , compared to $ I 4 . 4 million for the year ended December 3 I, 20 I 5 . The $ 2 . 5 million increase was primarily due to : • $I.7 million increase in clinical studies and CRO related activities as a result of three FOP clinical studies initiated in 20I4 and 20I5; • $0.5 million for initiation of pre - clinical research activities for new potential product candidates in MO and ocular indications; • $0.4 million decrease in pre - clinical research activities for other potential indications; • $0.4 million increase in personnel related expenses in support of increased development activities; and • $0.2 million increase in facility and other expenses in support of increased development activities. General and administrative expenses General and administrative expenses were $ 3 . 4 million for the year ended December 3 I, 20 I 6 , compared to $ 5 . 5 million for the year ended December 3 I, 20 I 5 . The decrease of $ 2 . I million in expenses is primarily due to a $ I . 3 million reduction in pre - commercial marketing activities as certain projects undertaken in 20 I 5 were completed in 20 I 6 , a $ 0 . 5 million reduction in professional fees and a $ 0 . 3 million reduction in other general and administrative supporting expenditures . Interest income Interest income was $ 0 . 4 million for the year ended December 3 I, 20 I 6 , compared to $ 0 . I million for the year ended December 3 I, 20 I 5 . The increase of $ 0 . 3 million in interest income is primarily due to higher invested capital throughout 20 I 6 at higher rates of return . Financial expenses Financial expenses were $ 37 . 6 million for the year ended December 3 I, 20 I 6 , compared to $ 56 . I million for the year ended December 3 I, 20 I 5 . The $ I 8 . 5 million decrease in financial expenses is primarily due to a reduction in losses on the re - measurement at fair value of the embedded derivative as a result of a smaller step - up in value of the conversion option in 20 I 6 than in 20 I 5 . 73

B . Liquidity and Capital Resources Cash flows Comparison of the three - month periods ended December 31, 2017 and 2016 The following table sets forth the primary sources and uses of cash for each of the periods set forth below: Three - month periods ended December 31, 2017 2016 Increase (decrease) (in thousands) $ (II,253) $ (5,3I0) $ (5,943) Net cash provided by (used in) Operating activities Investing activities I 0 , 26 0 5 I 0 , 25 5 Financing activities - - - Net increase (decrease) in cash $ (993) $ (5,305) $ (4,312) Operating activities The use of cash in all periods resulted primarily from our net losses, adjusted for non - cash charges and changes in working capital . The increase in cash used in operating activities for the three - month period ended December 3 I, 20 I 7 , compared to the three - month period ended December 3 I, 20 I 6 , is due to an increase in research and development activities for new and on - going clinical trial activities primarily in FOP and MO . During the three - month period ended December 3 I, 20 I 7 , operating activities used $ II . 3 million in cash, primarily resulting from our research and development and general and administrative expenses, as well as cash used for changes in working capital . The significant items accounting for the change in working capital include a decrease in prepaid expenses and an increase in accounts payable and accrued liabilities, offset by an increase in income tax and tax credits receivable . During the three - month period ended December 3 I, 20 I 6 , operating activities used $ 5 . 3 million in cash, primarily resulting from research and development and general and administrative expenses . The significant items accounting for the change in working capital included a decrease in prepaid expenses, offset by a decrease in accounts payable and accrued liabilities . Investing activities Net cash used in investing activities primarily consists of acquisition and maturity of investments, in - licensing of intellectual property and purchases of fixed assets . During the three - month period ended December 3 I, 20 I 7 , investing activities provided $ I 0 . 3 million in cash primarily from the maturity of investments . Net cash provided by investment activities in the three - month period ended December 3 I, 20 I 6 was close to nil . 74

Financing activities During the three - month period ended on December 3I, 20I7 and December 3I, 20I6, no cash was provided or used by financing activities. Comparison of the twelve - month periods ended December 31, 2017 and 2016 The following table sets forth the primary sources and uses of cash for each of the periods set forth below: Twelve - month periods ended December 31, 2017 2016 Increase (decrease) (in thousands) Net cash provided by (used in) Operating activities $ ( 35 , 566 ) $ ( I8 , 828 ) $ ( I6 , 738 ) Investing activities ( 75 , 206 ) ( 29 , 932 ) ( 45 , 274 ) Financing activities I37 , 53 I - I37 , 53 I Net increase (decrease) in cash $ 26 , 75 9 $ ( 48 , 760 ) $ 75 , 51 9 Operating activities The use of cash in all periods resulted primarily from our net losses, adjusted for non - cash charges and changes in working capital . The increase in cash used in operating activities for the twelve - month period ended December 3 I, 20 I 7 , compared to the twelve - month period ended December 3 I, 20 I 6 , is due to an increase in general and administrative expenses related to the IPO and an increase in research and development activities for new and on - going clinical trial activities primarily in FOP and MO . During the twelve - month period ended December 3 I, 20 I 7 , operating activities used $ 35 . 6 million in cash, primarily resulting from our research and development and general and administrative expenses, as well as cash used for changes in working capital . The significant items accounting for the change in working capital include an increase in prepaid expenses for directors and officers (D&O) liability insurance related to the IPO and the initiation of clinical trial activities in FOP and MO and an increase in income tax and tax credits receivable, offset by an decrease in accounts payable and accrued liabilities . During the twelve - month period ended December 3 I, 20 I 6 , operating activities used $ I 8 . 8 million in cash, primarily resulting from research and development and general and administrative expenses . The significant items accounting for the change in working capital included an increase in accounts payable and accrued liabilities as well as increases in prepaid expenses and income tax and tax credits receivable . Investing activities During the twelve - month period ended December 3 I, 20 I 7 , investing activities used $ 75 . 2 million primarily for the acquisition of investments and the in - licensing of intellectual property . During the twelve - month period ended December 3 I, 20 I 6 , investing activities used $ 29 . 9 million in cash primarily for the acquisition of investments . Financing activities During the twelve - month period ended December 3 I, 20 I 7 , net cash provided by financing activities was $ I 37 . 5 million primarily resulting from the net cash proceeds from our IPO in August 20 I 7 as well as the completion of our $ I 0 million Class C redeemable convertible preferred share financing in the first quarter of 20 I 7 . During the twelve - month period ended December 3 I, 20 I 6 , no cash was provided by financing activities . 75

Comparison of the twelve - month periods ended December 31 , 2016 and 2015 The following table sets forth the primary sources and uses of cash for each of the periods set forth below: Twelve - month periods ended December 31 , 2016 2015 Increase (decrease) (in thousands) $ (I8,828) $ (I7,623) $ (I,205) Net cash provided by (used in) Operating activities Investing activities (29,932) (60) (29,872) Financing activities - 70,67I (70,67I) Net increase (decrease) in cash $ (48,760) $ 52,988 $ (101,748) Operating activities The increase in cash used in operating activities for the year ended December 3 I, 20 I 6 , compared to December 3 I, 20 I 5 is primarily due to a $ 2 . 5 million increase in research and development expenses as we continue the development of FOP, which includes an increase in personnel related costs as well as in pre - clinical and clinical study costs . In addition, general and administrative expenses decreased by $ 2 . I million due to a reduction in pre - commercial marketing related activities . The use of cash in all periods resulted primarily from our net losses adjusted for non - cash charges and changes in components of working capital . During the year ended December 3 I, 20 I 6 , operating activities used $ I 8 . 8 million in cash, primarily resulting from our research and development and general and administrative expenses, partially offset by cash provided from changes in working capital . The significant items accounting for the change in working capital include an increase in accounts payable and accrued liabilities, a decrease in prepaid expenses and other current assets . During the year ended December 3 I, 20 I 5 , operating activities used $ I 7 . 6 million in cash, primarily resulting from research and development and general and administrative expenses, partially offset by cash provided from changes in working capital . The significant item accounting for the change in working capital is the increase in accounts payable and accrued liabilities . Investing activities Net cash used in investing activities primarily consists of acquisition and maturity of short - term investments, in - licensing of intellectual property and purchases of fixed assets . During the year ended December 3 I, 20 I 6 , investing activities used $ 29 . 9 million in cash primarily for investments in guaranteed investment certificates with a Canadian chartered bank . During the year ended December 3 I, 20 I 5 , investing activities used $ 0 . I million in cash primarily for in - licensing of intellectual property . 76

Financing activities During the year ended December 3 I, 20 I 6 , we had no net cash provided by financing activities. During the year ended December 3 I, 20 I 5 , net cash provided by financing activities was $ 70 . 7 million resulting from net proceeds received from the issuance of 5 , 405 , 068 and 5 , 825 , 0 I 8 shares of our Class A and Class B redeemable convertible preferred stock, respectively . Funding Requirements and Planned Operations Since our inception in November 20 I 0 , we have devoted substantially all of our resources to organizing and staffing our Company, business planning, raising capital, developing our product candidates, preparing and conducting clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property . We have funded our operations primarily through issuances of common shares from our IPO, issuances of redeemable convertible preferred shares as well as the issuance of convertible notes . From our inception through December 3 I, 20 I 7 , we have received gross proceeds of $ 240 . 7 million from such transactions, of which $ I 37 . 9 million was in the form of gross proceeds from our IPO, $ I 02 . 2 million was in the form of gross proceeds from the sale of preferred shares, $ 0 . 5 million was in the form of gross proceeds from the sale of convertible notes and $ 0 . I million was in the form of gross proceeds from the sale of other common shares . In addition, we have recorded tax credits of $ I . 8 million since inception . As at December 3 I, 20 I 7 we had cash and investments of $ I 4 I . 2 million . Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation . Currently, our investments are held in term deposits with a Canadian chartered bank . We have incurred net losses since our inception, substantially all of which resulted from non - cash finance charges incurred in connection with the accounting of our preferred shares and embedded derivatives, as well as research and development activities and general and administrative costs associated with our operations . As of December 3 I, 20 I 7 , we had an accumulated deficit of $ 9 I . 6 million . In August 20 I 7 , all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one - for - one basis into common shares of the Company . In connection therewith, the Company eliminated the approximate $ I 73 . 3 million contributed surplus created by the conversion of the preferred shares into common shares, an amount equal to the excess of the carrying value of the preferred share liabilities and embedded derivatives liabilities immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares, and reduced its deficit in the third quarter of 20 I 7 by a corresponding amount of $ I 73 . 3 million . We expect to incur significant expenses and increasing operating losses for the foreseeable future . We expect our expenses will increase substantially in connection with our ongoing activities, particularly as we advance clinical development of palovarotene by conducting clinical trials ; continue research and development efforts to support clinical development of additional RARy agonist candidates ; continue to engage contract manufacturing organizations (CMOs) to manufacture our clinical study materials and to develop large - scale manufacturing capabilities ; seek regulatory approval for our product candidates ; add personnel to support our product development and future commercialization ; add operational, financial and management information systems ; maintain, leverage and expand our intellectual property portfolio ; and continue to operate as a public company . We are subject to all of the risks incident in the development of new therapeutic products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business . 77

We believe that our existing cash and investments as of December 3 I, 20 I 7 will be sufficient to fund our anticipated operating expenses for at least the next twelve months from December 3 I, 20 I 7 . However, we will eventually require additional capital for the commercial development and potential working capital purposes related to our existing product candidates and we may also need to raise additional funds to pursue other development activities related to additional product candidates . Until we can generate a sufficient amount of revenue from our products, if ever, we expect to finance future cash needs through public or private equity or debt offerings . Additional capital may not be available on reasonable terms, if at all . If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates . If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our common shares . If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business . Any of these events could significantly harm our business, financial condition and prospects . We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which we expect will take a number of years and is subject to significant uncertainty . If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution . As a result, we may need additional financing to support our continuing operations . Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties . Arrangements with collaborators or others may require us to relinquish certain rights related to our technologies or product candidates . Adequate additional financing may not be available to us on acceptable terms, or at all . Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy . The Company is not subject to any externally imposed restrictions, covenants or capital requirements and has no arranged sources of financing. Quarterly Financial Data We have a history of operating losses and have not been profitable since our inception in 20 I 0 . We expect to continue to incur losses for at least the next several years as we pursue clinical trials and research and development efforts . See Item 3 . D . "Risks Factors" . 78

Selected financial information for the eight quarters ending December 3I, 20I7 are as follows: Revenue Research and d e v e l o p me n t expenses F i n a n c i a l e x p e n s e s ( i n c o me ) Net loss and c o m p re h e n s i v e l o ss Based and diluted loss per share (in thousands, except per shar e data) Q4 - 20I7 $ - $ I0,592 $ (3) $ ( II , 789) $ (0.37) Q3 - 20I7 $ - $ 7,074 $ 29,4I6 $ ( 39 , 006) $ (I.83) Q2 - 20I7 $ - $ 6,333 $ I4,678 $ ( 23 , 324) $ (9.54) QI - 20I7 $ - $ 3,407 $ 36,347 $ ( 4I , 337) $ (I7.48) Q4 - 20I6 $ - $ 5,308 $ 42,3I7 $ ( 48 , 374) $ (20.57) Q3 - 20I6 $ - $ 4,490 $ (3,477) $ ( I , 627) $ (0.69) Q2 - 20I6 $ - $ 3,385 $ (2,626) $ ( I , 447) $ (0.62) QI - 20I6 $ - $ 3,669 $ I,432 $ ( 6 , 064) $ (2.58) It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures . The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activities being undertaken at any one time and the availability of funding from investors and prospective commercial partners . Financing expenses primarily reflect the revaluation of the preferred shares embedded derivative liabilities at fair value and underlying assumptions as well as accretion expenses on the preferred shares liabilities . With the completion of our IPO in August 20 I 7 , all classes of our preferred shares have been converted on a one - for - one basis into common shares and as such, gains or losses on the re - measurement of embedded derivatives at fair value and accretion expense were eliminated . C. Research and development, patents and licenses, etc. Refer to Items 4 B "Business Overview", 5 A "Operating Results" and 5 F "Tabular Disclosure of Contractual Obligations" for information on our research and development, patents and licences . D. Trend Information Our results of operations and financial condition may be affected by various trends and factors discussed in Item 3 D "Risk Factors", including pricing regulations, third - party coverage and reimbursement policies, healthcare reform initiatives and the eventual degree of market acceptance of our product candidates in the healthcare field . E. Off - balance Sheet Arrangements We did not have during the periods presented, and we do not currently have, any off - balance sheet arrangements, as defined in the rules and regulations of the SEC . F. Tabular disclosure of Contractual Obligations The following table summarizes our contractual obligations at December 3 I, 20 I 7 . Less than 1 year 1 to 3 y e a r s 3 to 5 y e a r s More than 5 years Total (in thousands) Operating lease obligations 608 445 - - I, 053 On July 2 , 20 I 5 , we entered into a non - cancelable operating lease that expires on June 30 , 2020 for office space at 4 I 50 Sainte - Catherine Street West, Suite 550 in Montreal, Quebec, Canada . On June 6 , 20 I 7 , we entered into a second non - cancelable operating lease that expires on June 30 , 2020 for additional office space at 4 I 50 Sainte - Catherine Street West, suite 450 in Montreal, Quebec . We also lease office space at 275 Grove Street, Suite 2 - 400 in Newton, Massachusetts under a non - cancelable operating lease that expires on April 30 , 20 I 9 . We expect to fund our existing commitments with current working capital . 79

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones . We have not included these commitments on our statement of financial position or in the table above because the achievement and timing of these milestones is not fixed or determinable . These commitments include : • In accordance with an exclusive licensing agreement with Hoffman - La Roche, we are committed to pay Roche (i) a total of $ I million in milestone payments upon the achievement of certain clinical milestones, (ii) up to a total of $ II million in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway with an additional $ I million in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $ 37 . 5 million in milestone payments upon the achievement of certain sales milestones . We achieved the clinical milestone in December 20 I 7 and paid Roche the $ I million milestone in January 20 I 8 . Future royalty payments in the low teens based on net sales are also stipulated in the licensing agreement . The likelihood and timing of these payments is not known at this time . • In accordance with an exclusive licensing agreement with Thomas Jefferson University, we are committed to make a total of $ I 00 , 000 in milestone payments upon the achievement of certain clinical milestones and a total of $ 250 , 000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product or licensed process that meets the relevant milestones . We achieved the clinical milestone and paid TJU the $ 0 . I million milestone in December 20 I 7 . Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement . Annual license maintenance royalty payments are also required as per the terms of the licensing agreement . Such maintenance royalty payments are non - refundable, but can be applied to royalties owing on sales per calendar year . The likelihood and timing of these payments is not known at this time . • In accordance with an exclusive licensing agreement with Yamaguchi University, we are committed to make a total of $ 75 , 000 in milestone payments upon the achievement of certain clinical milestones and a total of $ I 50 , 000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product that meets the relevant milestones . Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement . We also have a royalty buy - out option pursuant to which we can terminate our obligation to pay royalties to Yamaguchi University under the license agreement at any time and at our sole discretion upon payment of a certain amount to Yamaguchi University . The likelihood and timing of these payments is not known at this time . • In March 20 I 7 , we entered into an exclusive licensing agreement with Galderma to obtain access to RARy agonists and were granted exclusive rights to use these RARy agonists in non - dermatological indications . In accordance with this agreement with Galderma, we are committed to pay Galderma a total of $ 2 , 000 , 000 in milestone payments upon the achievement of certain clinical milestones and up to a total of $ 25 , 500 , 000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first product that meets the relevant milestones . Future single digit royalty payments based on net sales are also stipulated in the licensing agreement . The likelihood and timing of these payments is unknown at this time . We enter into contracts in the normal course of business with CROs for pre - clinical research and clinical studies, research supplies and other services and products for operating purposes . These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments . 80

G. Safe Harbor Please see "Forward Looking Statements" beginning on page I above. Item 6. Directors, Senior Management and Employees A. Directors and Senior Management Executive Officers The following table sets forth the name, age (as of February 27, 20I8) and position of individuals who currently serve as the executive officers of Clementia Pharmaceuticals Inc. The following also includes certain information regarding our officers' individual experience, qualifications, attributes and skills. Name A g e P o s i t i o n s Clarissa Desjardins 5 I President, Chief Executive Officer, Director Michael Singer 53 Chief Financial Officer, Corporate Secretary Donna Roy Grogan 6I Chief Medical Officer Jeffrey Packman 5 I Chief Development Officer Eric Grinstead 6 0 Chief Commercial Officer Dr. Clarissa Desjardins co - founded Clementia in 20I0 and has served as our President since inception and as Chief Executive Officer since June 20I2. Prior to founding Clementia, Dr. Desjardins served as Chief Executive Officer at the Centre d'excellence en medecine personnalisee from 2009 until 20I2. Prior to that, Dr. Desjardins founded Advanced Bioconcept, which was sold to NEN Life Sciences (Perkin Elmer) in I998, and cofounded Caprion Pharmaceuticals Inc. in I998, a biotechnology company focused on proteomic biomarker discovery and drug development, where she was executive vice - president of corporate development from I998 until 2007. Dr. Desjardins has taken part in many aspects of company creation, from conception to financing to the marketplace. Dr. Desjardins has received the BRIO award for outstanding contributions to the biotechnology industry from the Quebec Biotechnology Association and was nominated for Ernst & Young's Entrepreneur of the Year award. Dr. Desjardins earned a PhD in Neurology and Neurosurgery from McGill's Faculty of Medicine and was a Medical Research Council postdoctoral fellow at the Douglas Hospital Research Centre. We believe Dr. Desjardins provides significant leadership and operational experience to our board of directors as our Chief Executive Officer. Michael Singer has served as our Chief Financial Officer and as Corporate Secretary since May 20I5. Mr. Singer has been President of 8II5966 Canada Inc. since February 20I2 and a director of Aurora Cannabis Inc., a TSX - listed company, since May 20I6. Prior to Clementia, Mr. Singer served as Chief Financial Officer Consultant of Bedrocan Cannabis Corporation from May 20I4 until June 20I5. Prior to Bedrocan, from 2000 until August 20I3, Mr. Singer served as Chief Financial Officer and Corporate Secretary of Thallion Pharmaceuticals Inc. and its predecessor Caprion Pharmaceuticals Inc., both clinical - stage biotechnology companies. From August 20II to July 20I4, Mr. Singer served as Chairman of the board of Warnex Inc. until successful completion of the company's amalgamation with Diagnos Inc., at which time he continued on the board of Diagnos Inc. until May 20I6. Mr. Singer received his Bachelor of Commerce in Accounting/Finance from Concordia University, and received his Graduate Diploma in Public Accounting from McGill University. He is a Certified Professional Accountant - Certified General Accountant with the Ordre des CPA du Quebec. 8I

Dr. Donna Roy Grogan has served as our Chief Medical Officer since September 2013, when she joined Clementia. As Chief Medical Officer, Dr. Grogan is responsible for implementing the Company's clinical strategy and the design of Clementia's clinical trials for its lead product candidate. Since June 2014 Dr. Grogan has also served as a President of Clementia Pharmaceuticals USA Inc. Dr. Grogan is a board certified Internal Medicine physician with over 15 years of experience in clinical medicine and the pharmaceutical industry. She has been responsible for numerous INDs, the design and execution of clinical development programs and new drug applications across multiple therapeutic areas, including respiratory, cardiovascular and orphan drug development. Prior to joining Clementia, from March 2012 to August 2013, Dr. Grogan was Chief Medical Officer at Health Care Ventures Focused Companies. From August 2011 to March 2012, Dr. Grogan was an independent consultant, and from February 2007 to August 2011, she was Chief Medical Officer at FoldRx Pharmaceuticals. Dr. Grogan received her BA in Psychology from College of the Holy Cross, and her MD from the University of Illinois College of Medicine.

Jeffrey Packman has served as our Chief Development Officer since November 2013, when he joined Clementia. Mr. Packman has more than two decades of international experience in regulatory affairs, manufacturing and clinical operations management and has led drug development efforts at several biotechnology companies. Since 1996, Mr. Packman has been a director of Recycline, Inc. From January 2012 to October 2013, Mr. Packman served as Chief Development Officer of Apofore Corporation, a start-up company focused on the development of novel diabetes therapeutics. From October 2010 to June 2011, he was the Tafamidis Development Team Leader at Pfizer. Prior to Pfizer, Mr. Packman held positions in drug development operations at FoldRx Pharmaceuticals and Oscient Pharmaceuticals. Mr. Packman earned his BA in biology from Colby College and a MBA with highest honors from the F. W. Olin Graduate School of Business Administration at Babson College.

Eric Grinstead has served as our Chief Commercial Officer since January 2014, when he joined Clementia. Mr. Grinstead is responsible for our commercial operations, including the pricing and reimbursement strategies and the global commercial organization. From 2013 to 2014, Mr. Grinstead held the position of Consultant at Medical Marketing Economics, a premier value and pricing firm in the pharmaceutical industry. From 2009 to 2012, Mr. Grinstead served as Senior Vice President of Global Commercial Operations at Synageva BioPharma Corp. Prior to Synageva, Mr. Grinstead had worked for over 20 years in the biopharmaceutical industry, with responsibilities spanning operations, market access, sales, marketing, reimbursement and government affairs at Alexion, Genzyme, Amgen and GSK. Mr. Grinstead received his BA in Religious Studies from Westmont College.

Directors

The following table sets forth the name, age (as of February 27, 2018) and position of individuals who currently serve as the directors of Clementia Pharmaceuticals Inc. The following also includes certain information regarding our directors' individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors' backgrounds that led us to conclude that they should serve as directors.

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Name A g e P o s i t i o n s David P. Bonita (I)(2)(3) 4 2 Chairman of the Board of Directors Robert Heft (2) 6 3 Director Allan Mandelzys (I)(3) 5 2 Director Francois Nader (3) 6 I Director Jean - Francois Pariseau (2) 4 8 Director Pierre Legault (I)(4) 5 7 Director Clarissa Desjardins 5 I President, Chief Executive Officer, Director (I) Member of the Audit Committee. Dr. Allan Mandelzys is Chair of this Committee. (2) Member of the Compensation Committee. Mr. Jean - Francois Pariseau is Chair of this Committee. (3) Member of the Corporate Governance and Nominating Committee. Dr. Francois Nader is Chair of this Committee. (4) Mr. Pierre Legault was appointed to the Company's board of directors on January 30, 20I8. Dr. David P. Bonita has served as Chairman of our Board since June 20I3 and served as a director since April 20I3. Since June 20I3, Dr. Bonita has held the position of Private Equity Partner at OrbiMed, an affiliate of one of our principal shareholders. From June 2004 to June 20I3, Dr. Bonita held other positions at OrbiMed. Within the past five years, Dr. Bonita held directorships with the following companies: Acutus Medical, Ambit Biosciences Corporation, CardiAQ Valve Technologies, Cryterion Medical Inc., Enobia Pharma Inc., Keystone Heart Ltd., Kyn Therapeutics Inc., Loxo Oncology Inc., Prelude Therapeutics Inc., Si - Bone Inc., Tricida Inc. and ViewRay Inc. Dr. Bonita has also worked as a corporate finance analyst in the healthcare investment banking groups of Morgan Stanley and UBS. He has published scientific articles in peer - reviewed journals based on signal transduction research performed at the Harvard Medical School. Dr. Bonita received his BA in Biological Sciences from Harvard University and his joint MD/MA from Columbia University. We believe Dr. Bonita provides significant scientific and industry knowledge to our board of directors, as well as valuable experience gained from prior board service. Dr . Robert Heft has served as a director since June 20 I 3 . Dr . Heft is Chief Executive Officer and a director of Zingenix Ltd . He also holds directorships with the following companies : Ra Pharma, VisionGate Inc . , Parvus Therapeutics Inc . and Lumos Pharma Inc . Dr . Heft is a member of the advisory board of Sectoral Asset Management Inc . Prior to Clementia, Dr . Heft served as Chief Executive Officer, and a member of the board of directors of Enobia Pharma Inc . from 2005 until February 20 I 2 , when Enobia was sold to Alexion Pharmaceuticals . From 200 I until 2004 , Dr . Heft held several senior positions with Biomarin Pharmaceuticals . Prior to that, Dr . Heft founded IBEX Pharmaceuticals in I 986 , where he served as its President, Chief Scientist, and director until 200 I . Dr . Heft received his PhD in Genetic Engineering/Radiological Sciences from the Massachusetts Institute of Technology and was a Neurology Fellow at the Massachusetts General Hospital . He has also received a Masters degree in Nuclear Engineering from Cornell University and a Bachelor of Mechanical Engineering from McGill University . We believe Dr . Heft provides significant executive and business skills, and scientific and industry knowledge to our board of directors, as well as valuable experience gained from prior and current board service . Dr . Allan Mandelzys has served as a director since June 20 I 3 . He also serves as a director of Matrizyme Pharma Corp . and is President and a director of 8569975 Canada Inc . and 9639439 Canada Inc . , companies involved in corporate and business development consulting for the pharmaceutical and biotechnology industries . From August 20 I 4 to September 20 I 5 , Dr . Mandelzys served as a director of Bedrocan Cannabis Corporation and acted as chairman of the Special Committee of the Board leading to its acquisition by Tweed Marijuana Inc . Dr . Mandelzys was the Chief Executive Officer and a director of Thallion Pharmaceuticals Inc . from January 20 I 0 to July 20 I 3 , when Thallion was sold to Bellus Health Inc . Prior to that, Dr . Mandelzys served as Executive Vice President of Licensing & Corporate Development at Thallion and from 2000 - 2006 , Vice President of Business Development at Labopharm Inc . , where he helped to transform the drug delivery company into a product development company with commercial sales via multiple distribution partners . He earned his PhD in physiology and MBA from McGill University . Dr . Mandelzys also holds a BSc from the University of Toronto and received his post - doctoral training at the Roche Institute of Molecular Biology . We believe Dr . Mandelzys provides significant executive and business skills, and scientific and industry knowledge to our board of directors, as well as valuable experience gained from prior and current board service . 83

Dr. Franrois Nader has served as a director since February 20I4. Since February 20I5, Dr. Nader has been the Chief Executive Officer of Jesra Advisors LLC. Prior to that Dr. Nader was President, Chief Executive Officer and a member of the board of directors of NPS Pharmaceuticals from 2008 until 20I5, when NPS was acquired by Shire. He joined NPS in 2006 as Chief Medical and Commercial Officer, and was promoted to Chief Operating Officer in 2007. Before NPS, from 2004 to 2006, he was a CMO and venture partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions. Dr. Nader was recognized as the Ernst and Young National Life Science Entrepreneur of the Year in 20I3. Dr. Nader is the Chairman of the Board of BioNJ, a trade association representing the biotechnology industry in New Jersey. Dr. Nader currently serves as chairman of the board of directors of Acceleron Pharma Inc. and as a director of Advanced Accelerator Applications, ArRett Neuroscience and Alexion Pharmaceuticals Inc. From 20I5 to 20I6, he served as a director at Baxalta Inc. and from 20I4 to 20I5, as director of Trevena. Dr. Nader is a board member of the Biotechnology Industry Organization and the New Jersey Chamber of Commerce. Dr. Nader earned his French Doctorate in Medicine from St. Joseph University in Lebanon and his Physician Executive MBA from the University of Tennessee. We believe Dr. Nader provides significant executive and business skills, and scientific and industry knowledge to our board of directors, as well as valuable experience gained from prior and current board service. Jean - Franrois Pariseau has served as a director since June 20I2. Since July 200I he has been a partner in the Healthcare Venture Fund at BDC Capital Inc., a wholly owned subsidiary of the Business Development of Canada and one of our principal shareholders. From 200I until March 20II, he served as director of BDC Venture Capital. Mr. Pariseau has served as Advisor for Hacking Health since April 20I3. He is currently the chairman of the board of Imagia Cybernetics Inc., and serves on the board of directors for Profound Medical Inc. and Angiochem Inc. Mr. Pariseau also served as director of Clearwater Clinical Inc. and Milestone Pharmaceuticals Inc. Prior to joining BDC, Mr. Pariseau was an investment manager with CDP Capital Technology Ventures, a global fund investing in healthcare, information technology and advanced technologies where he was responsible for healthcare investments in Canada and the U.S. Mr. Pariseau holds a BS in Biotechnology from Universite de Sherbrooke, a MS in Biomedical Sciences from Universite de Montreal, and an MBA from HEC Montreal. We believe Mr. Pariseau provides significant executive and business skills and industry knowledge to our board of directors, as well as valuable experience gained from prior and current board service. Pierre Legault has served as a director since his appointment on January 30 , 20 I 8 . He is currently the chairman of Poxel and serves on the board of directors for Syndax Pharmaceuticals and ARMO BioSciences . Previously Mr . Legault served on the board of Tobira Therapeutics, NPS Pharmaceuticals, Forest Laboratories, Regado Biosciences, Iroko Pharmaceuticals, Cyclacel Pharmaceuticals, Eckerd Pharmacy and Nephrogenex where he was chairman and CEO . Prior to that, Mr . Legault served as the CEO of Prosidion Ltd, CFO and treasurer of OSI Pharmaceuticals, president of Eckerd Pharmacies and senior executive vice president and chief administration officer of the Rite Aid Corporation . He was also president, CEO and CFO at legacy companies of the Sanofi group . Mr . Legault holds an MBA in marketing from McGill University and a bachelor's degree from HEC (University of Montreal) and also studied at Harvard Business School . We believe Mr . Legault provides significant executive and business skills and industry knowledge to our board of directors, as well as valuable experience gained from prior and current board service . 84

B. Compensation Determining Compensation In the first half of 20 I 7 and 20 I 8 , Radford, part of Aon Hewitt (a business unit of Aon plc), was retained by the compensation committee to conduct a competitive review and assessment of Clementia's director and executive compensation program and recommend go - forward strategies . The compensation committee was involved in and approved the adoption of the following procedures during Radford's assessment : (I) Establishing the public company peer group used in the director and executive compensation assessment; (2) Reviewing the detailed assessment of Clementia's director compensation program versus the market, approving and implementing certain recommendations; (3) Reviewing the detailed assessment of Clementia's executive compensation program versus the market, approving and implementing certain recommendations; (4) Reviewing Clementia's equity incentive program, approving and implementing certain recommendations; and (5) Reviewing equity ownership levels, and approving and implementing certain recommendations. The compensation committee has and will continue to utilize these strategies when contemplating director and executive compensation matters . 8 5

Executive Compensation For the years ended December 3I, 20I7 and 20I6, our named executive officers (NEOs) received compensation for services, as follows: Name and Principal Position S a l a r y e a r n e d (1) N o n - e qu i t y incentive plan c o m p e n s a t i o n (1) (2) O t h e r c o m p e n s a t i o n (1) (3) T o t a l Clarissa Desjardins, President, Chief Executive Officer, President (4) 20I7 $ 377 , 447 $ I84,909 $ 398 , 668 $96I , 024 20I6 $ 265 , 335 $ 69,732 - $335 , 067 Michael Singer, Chief Financial Officer, Corporate Secretary (5) 20I7 $ 235 , 4I3 $ 65,957 $ 462 , 454 $763 , 824 20I6 $ I9I , 989 $ 40,845 - $232 , 834 Donna Roy Grogan, Chief Medical Officer (6) 20I7 $ 36I , 20I $ I02,942 - $464 , I43 20I6 $ 356 , 566 $ 72,739 - $429 , 305 Jeffrey Packman, Chief Development Officer (7) 20I7 $ 275 , 760 $ 78,592 - $354 , 352 20I6 $ 262 , I8I $ 63,5I3 - $325 , 694 Eric Grinstead, Chief Commercial Officer (8) 20I7 $ 354 , II8 $ 95,6I2 - $449 , 730 20I6 $ 349 , 574 $ 80,227 - $429 , 80I (I) Compensation amounts paid in Canadian dollars have been converted to U . S . dollars for purposes of the table . For 20 I 7 , the U . S . dollar per Canadian dollar exchange rate used for such conversion was $ 0 . 7703 for salaries earned ( $ 0 . 758 I in 20 I 6 ) , which was the Company's average exchange rate for the year ended December 3 I, 20 I 7 (December 3 I, 20 I 6 ), along with $ 0 . 7955 for non - equity inventive plan compensation ( $ 0 . 744 I in 20 I 6 ), which was the Company's closing exchange rate at December 3 I, 20 I 7 (December 3 I, 20 I 6 ), all based on Bloomberg Markets CADUSD : CUR spot exchange rates . (2) Non - equity incentive plan compensation reflects annual bonuses earned with respect to fiscal 20 I 7 and 20 I 6 , based on the achievement of corporate goals and objectives, as well as personal performance assessments . (3) Other compensation reflects stock option awards in the year ended December 3 I, 20 I 7 . No options were granted in the year ended December 3 I, 20 I 6 . In determining the fair value of these option - based awards, the Black - Scholes valuation methodology was used with the following assumptions, consistent with those reported in the Company's audited consolidated financial statements : (i) expected life of 6 years, ii) volatility of 75 . 0 I % , (iii) risk - free interest rate of I . 96% , and (iv) dividend yield of nil . Furthermore, compensation amounts do not include taxable benefits for group health, dental, life insurance and disability insurance premiums paid by the Company on behalf of the named executive officers as these benefits are offered to all employees of the Company . (4) On January I, 20 I 7 , Clarissa Desjardins' annual base salary was increased to C $ 490 , 000 . On January I, 20 I 8 , her annual base salary was increased to C $ 632 ,I 00 . On August 2 , 20 I 7 , the non - equity incentive plan compensation was increased from 35 % to 50 % of Ms . Desjardins' base salary . (5) On January I, 20 I 7 , Michael Singer's annual base salary was increased to C $ 290 , 000 and on August 2 , 20 I 7 , his annual base salary was increased to C $ 33 I, 000 . On January I, 20 I 8 , his annual base salary was further increased to C $ 403 , 820 . (6) On January I, 20I8, Donna Roy Grogan's annual base salary was increased to $368,425. (7) On January I, 20I7, Jeffrey Packman's annual base salary was increased to $265,589 and on August 2, 20I7, his annual salary was increased to $290,000. On January I, 20I8, his annual base salary was further increased to $308,600. (8) On January I, 20I8, Eric Grinstead's annual base salary was increased to $36I,200. 86

Employment Agreements On March 3 I, 20 I 7 , the board of directors approved certain amendments to the existing employment agreements of our NEOs . Pursuant to the completion of our IPO, we entered into new employment agreements (the Employment Agreements) with our NEOs which include the following terms . Copies of the employment agreements with our NEOs are included as Exhibits I 0 . I 2 , I 0 . I 3 , I 0 . I 4 , I 0 . I 5 and I 0 . I 6 to our Registration Statement on Form F - I/A (file no . 333 - 2 I 9066 ) filed with the SEC on July 2 I, 20 I 7 and are incorporated by reference herein . Term of Employment All of our NEOs are employed for an indefinite term, subject to termination in accordance with the terms of the Employment Agreements. Base Salaries and Bonus Opportunities The Employment Agreements establish a base salary for each of our NEOs, subject to annual review and possible increase by our board of directors . A decrease in the base salary of our NEOs by the board of directors is only be allowed if implemented throughout the Company and is proportional to the decrease in base salaries of all the employees of the Company . The annual base salaries for Ms. Desjardins, Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman were established at C$ 490,000 , $ 36 I, 20 I, $ 354 ,II 8 , C$ 290,000 and $ 265,589 , respectively on January I, 20 I 7 . The annual base salary of Mr. Singer and Mr. Packman were increased to C$ 33 I, 000 and $ 290,000 , respectively, on August 2 , 20 I 7 upon completion of our IPO. Annual base salaries for Ms. Desjardins, Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman were increased to C$ 632 ,I 00 , $ 368,425 , $ 36 I, 200 , C$ 403,820 and $ 308,600 , respectively on January I, 20 I 8 . Our NEOs are also eligible for an annual bonus based on achievement of performance goals established for the employees and the Company at the beginning of each year and/or in accordance with the terms of the applicable bonus plan in effect from time to time. The maximum annual bonus that may be earned, expressed as a percentage of the NEO's annual base salary, were 50 % for Ms. Desjardins and 30 % for each of Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman. As of January I, 20 I 8 , these maximums were increased to 35 % for each of Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman, with no change to Ms. Desjardins' maximum. The Employment Agreements also provide that our NEOs are eligible to participate in any benefit plans made generally available to the Company's similarly - situated employees. Severance Each of the Employment Agreements provide that if the applicable NEO is terminated by the Company for cause or if his or her employment is terminated at such NEO's initiative, the NEO will be entitled to the following standard payments : (i) base salary earned by her or him up to the date of termination ; (ii) unused vacation pay calculated as of the date of termination and (iii) reimbursement of expenses up to and including the date of termination . Each of the Employment Agreements also provide that if the applicable NEO is terminated by the Company other than for cause, in addition to the standard payments, the NEO will also be entitled to the following additional severance payments, subject to the execution of a general release and waiver : (i) base salary and (ii) health continuation coverage reimbursements, in each case during the severance period, which is equal to I 2 months from the date of termination for Ms . Desjardins and 9 months from the date of termination for each of Ms . Grogan, Mr . Grinstead, Mr . Singer and Mr . Packman . 87

In the event any NEO is terminated by the Company for any reason other than cause within I 2 months after a change of control, in addition to the standard payments and the additional severance payments, the Employment Agreements provide that the NEO will also be entitled to the following change of control benefits, subject to the execution of a general release and waiver : (i) target bonus for the year in which date of termination occurs and (ii) vesting of all outstanding equity grants including any outstanding stock options as of the date of termination . The severance payments related to terminations other than for cause and the change of control benefits of each of Ms . Grogan, Mr . Grinstead and Mr . Packman pursuant to the Employment Agreements are conditioned upon such NEO's compliance with the confidentiality, non - compete and non - solicitation obligations provided in their Employment Agreements . Each of the Employment Agreements with Ms . Grogan, Mr . Grinstead and Mr . Packman also provide that if any payments or benefits payable to them under the Employment Agreements (such as parachute payments) would be subject to an excise tax pursuant to the Section 4999 of the Internal Revenue Code, the respective NEO will receive the greater on an after - tax basis of (i) all parachute payments or (ii) parachute payments as reduced to avoid the exercise tax . Restrictive Covenants Each of the Employment Agreements contain standard confidentiality, non - solicitation and non - competition restrictions . Confidentiality obligations continue during and indefinitely after the term of employment for each of Ms . Grogan, Mr . Grinstead and Mr . Packman . The confidentiality obligations of Ms . Desjardins and Mr . Singer are effective during the term of their employment and for 36 months following the date of termination (subject to limited exceptions pursuant to which their confidentiality obligations continue indefinitely) . Non - solicitation and non - competition restrictions pursuant to the Employment Agreements are effective during the term of each of our NEOs' employment and remain in place during the severance period applicable to the respective NEO . Potential Payments upon Termination or Change in Control Our severance benefits plan (the Severance Plan), provides severance benefits to our NEOs, and other employees designated by our board of directors or an authorized committee thereof, if their employment is terminated by us "without cause" or, only in connection with a "change in control" of our Company, they terminate employment with us for "good reason" (as each of those terms is defined in the Severance Plan) . Under the Severance Plan, if we terminate an NEO's employment without cause absent a change in control, the NEO is entitled to (a) I 2 months' base salary (in the case of our Chief Executive Officer) and 9 months' base salary for all remaining NEOs following the date of termination, which we refer to as the Severance Period, and (b) company contributions to the cost of health care continuation for the Severance Period . The Severance Plan also provides that, if, following the closing of a change in control of our Company, we terminate an NEO's employment without cause or such NEO terminates his or her employment with us for good reason, each of which events we refer to as a Change in Control Termination, the NEO is entitled to (a) I 2 months' base salary (in the case of our Chief Executive Officer) and 9 months' base salary for all remaining NEO following the date of termination, which we refer to as the Change in Control Severance Period, (b) company contributions to the cost of health care continuation during the Change in Control Severance Period, and (c) the amount of any unpaid annual bonus determined by our board of directors to be payable to the NEO for any completed bonus period which ended prior to the date of such NEO termination . In addition, in the event of a Change in Control Termination, all of the NEO outstanding unvested equity awards will immediately vest in full on the date of such termination . 88

All payments and benefits provided under the Severance Plan are contingent upon the execution and effectiveness of a release of claims by the NEO in our favor and continued compliance by the NEO with any proprietary information and inventions, nondisclosure, non - competition, and non - solicitation (or similar) agreement to which we and the executive are party . The table below reflects amounts payable by the Company to the NEOs, assuming that their employment was terminated as of January I, 20 I 8 , either without cause or upon change of control of the Company . Continuation Total without Accelerated vesting Total upon change Name S e v er a n c e of benefits cause B o nu s (1) of options (2) of control (3) Clarissa Desjardins C$632,I00 C$7,600 C $639 , 700 C $232 , 44 4 $ I4,I70,439 $ I4,868,I54 Michael Singer C$302,865 C$5,050 C $307 , 9I5 C $82 , 9I3 $ 3,965,995 $ 4,278,657 Donna Grogan $ 276,3I9 $ I8,350 $ 294,669 $ I02,942 $ 5,5II,569 $ 5,909,I80 Jeffrey Packman $ 23I,450 $ 25,570 $ 257,020 $ 78,592 $ 3,I56,349 $ 3,49I,96I Eric Grinstead $ 270 , 90 0 $ I8 , 35 0 $ 289 , 25 0 $ 95,6I2 $ 6,8I7,364 $ 7,202,226 (I) In the event of a Change in Control, NEOs will also receive the amount of any unpaid annual bonus determined by our board of directors to be payable to the NEO for any completed bonus period which ended prior to the date of such NEO termination . Amounts included in the table reflect the bonus awarded to each NEO for 20 I 7 , assuming payout in 20 I 8 , and no bonus accrual as of January I, 20 I 8 , the effective date assumed for purposes of the table . (2) In the event of a Change in Control, all of the NEO outstanding unvested equity awards will immediately vest in full on the date of such termination . Amounts included in the table above reflect the in - the - money value each NEO's unvested options at January I, 20 I 8 , based upon the difference between closing price per share of our stock on December 29 , 20 I 7 , being $ I 8 . 98 , and the exercise price of the options . The actual value of the awards realized by each NEO, if any, will depend on the price of our common shares at the time of exercise . (3) For purposes of calculating values in this column, amounts in Canadian dollars have been converted to U.S. dollars at an estimated exchange rate of $0.80. Director Compensation Prior to the effective date of our IPO, independent directors were compensated with quarterly cash retainers of C $ 5 , 000 per quarter or C $ 20 , 000 per annum . Directors appointed by investors to the Company's board of directors received no compensation . On March 3 I, 20 I 7 , our board of directors approved a director compensation program to be effective on the effective date of our IPO . Under this director compensation program, non - employee directors are paid a cash retainer for service on the board of directors and for service on each committee on which the director is a member, except for Jean - Francois Pariseau . The chairman of the board and of each committee receives higher retainers for such service . These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors and no fee shall be payable in respect of any period prior to the effective date of our IPO . The fees paid to non - employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows : 89

Member Annual F e e Chairman Annual F e e Board of Directors $ 35 , 000 $ 60,000 Audit Committee $ 7 , 500 $ I5,000 Compensation Committee $5, 000 $ I0,000 Nominating and Corporate Governance Committee $ 3 , 75 0 $ 7,500 The annual retainer fee, including fees for chairing the Board and committees, is paid in cash unless a director instead elects to receive the fair value equivalent in deferred share units (DSU). All directors have elected to receive DSUs for the 20I8 fiscal year. We also continue to reimburse our non - employee directors for reasonable travel and other expenses incurred in connection with attending our board of directors and committee meetings. We do not pay any compensation to our Chief Executive Officer in connection with her service on our board of directors. The compensation that we pay to our Chief Executive Officer is discussed previously in the "Executive Compensation" section. For the year ended December 3I, 20I7, our directors received compensation for services, as follows: Name and Principal Position Director fees earned (1) O t h e r compensation (1)(2) T o t a l David P. Bonita, Chairman of the Board $ 25 , 4I7 $ 236 , 083 $ 26I , 500 Jean - Francois Pariseau, Chairman of the Compensation Committee, Director - - - Davit Mott, Director (3) $ I4 , I67 $ 236 , 083 $ 250 , 250 Robert Heft, Director $ 23 , 604 $ 236 , 083 $ 259 , 687 Allan Mandelzys, Chairman of the Audit Committee, Director $ 28 , I87 $ 236 , 083 $ 264 , 270 Francois Nader, Chairman of the Corporate Governance and Nominating Committee $ 24 , 43 7 $ 236 , 08 3 $ 260 , 52 0 Clarissa Desjardins, President, Chief Executive Officer, Director - - - (I) Compensation amounts paid in Canadian dollars have been converted to U . S . dollars for purposes of the table . For 20 I 7 , the U . S . dollar per Canadian dollar exchange rate used for such conversion was $ 0 . 7703 , which was the Company's average exchange rate for the year ended December 3 I, 20 I 7 , based on Bloomberg Markets CADUSD : CUR spot exchange rates . (2) Other compensation reflects stock option awards in the year ended December 3 I, 20 I 7 . In determining the fair value of these option - based awards, the Black - Scholes valuation methodology was used with the following assumptions, consistent with those reported in the Company's audited consolidated financial statements : (i) expected life of 5 and 6 years, ii) volatility of 75 . 0 I % and 78 . 50% (iii) risk - free interest rate of I . 96 % and I . 8 I % , and (iv) dividend yield of nil . (3) David Mott resigned as a director of the Company on February 27, 20I8. On April 30 , 20 I 7 , the board of directors approved a new stock option grant to each non - employee director, except for Jean - Francois Pariseau . Pursuant to this grant, each non - employee director, except for Jean - Francois Pariseau, received under the 20 I 3 Stock Option Plan, an option to purchase 23 , 980 common shares at an exercise price of $ I 0 . 04 per share . Each of these options will vest as to one - third of the shares of our common shares underlying such option on each anniversary date of our IPO until the third anniversary of our IPO, subject to the non - employee director's continued service as a director . Further, each non - employee director, except for Jean - Francois Pariseau, also received under the 20 I 3 Stock Option Plan, an option to purchase II, 990 common shares at an exercise price of $ I 0 . 04 per share . Each of these options will vest in full on the one - year anniversary of our IPO, subject to the non - employee director's continued service as a director . 90

In addition, under our director compensation program which became effective on August 2 , 20 I 7 (closing of our IPO), each non - employee director will receive under the 20 I 7 Omnibus Plan, upon his or her initial election to our board of directors, an option to purchase 23 , 980 common shares . Each of these options will vest as to one - third of the shares of our common shares underlying such option on each anniversary of the grant date until the third anniversary of the grant date, subject to the non - employee director's continued service as a director . Further, on the date of the first board meeting held after each annual meeting of stockholders, each non - employee director will receive, under the 20 I 7 Omnibus Plan, an option to purchase II, 990 common shares . Each of these options will vest in full on the one - year anniversary of the grant date unless otherwise provided at the time of grant, subject to the non - employee director's continued service as a director . All options issued to our non - employee directors under our director compensation program will be issued at exercise prices equal to the fair market value of our common shares on the date of grant and will become exercisable in full upon a change in control of our Company . On February 27, 20I8, Pierre Legault received an option to purchase 23,980 common shares at an exercise price of $I3.80 per share. 2013 Stock Option Plan Our 20 I 3 Stock Option Plan provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates . The purpose of the 20 I 3 Stock Option Plan is to develop the interest and incentive of our eligible employees, directors, officers and consultants in our growth and development by giving eligible participants an opportunity to purchase common shares of our stock, providing incentives thereby advancing our interests, enhancing the value of the common shares for the benefit of all the shareholders and increasing our ability to attract, motivate and retain skilled and motivated individuals . The following is a summary only and is qualified in its entirety by the terms and conditions of the 20 I 3 Stock Option Plan, a copy of which is included as Exhibit I 0 . 8 to our Registration Statement on Form F - I/A filed with the SEC on July 2 I, 20 I 7 and hereby incorporated by reference . Administration by the Board of Directors The 20 I 3 Stock Option Plan is administered by our board of directors, which has sole and complete authority and discretion, subject to the express provisions of the 20 I 3 Stock Option Plan, to interpret the 20 I 3 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 20 I 3 Stock Option Plan . This includes the discretion of our board of directors to decide who will participate in the 20 I 3 Stock Option Plan, including directors, officers, employees or consultants (each a Participant) . Our board of directors also has authority to delegate its duties to a committee of the board . Expiry Options granted under the 20 I 3 Stock Option Plan (Options), are non - transferable . Unless an earlier termination date is specified by the board and/or stock option agreement, each Option expires on the earlier of the following : (i) on the tenth anniversary of its date of grant and (ii) the time immediately following the closing of a merger or consolidation or other transaction in which greater than or equal to 50 % of the voting power of shareholders of Clementia is transferred to a third party or a sale, lease, license, transfer or other disposition of all or substantially all of the assets or intellectual property rights of Clementia (except to an affiliate) (a liquidity event) . Exercise Price Subject to the rules of any stock exchange upon which the Common Shares may become listed, the exercise price of common shares under any option will be determined by the Board . 9I

Insider Participation Limit The aggregate number of common shares issuable (or reserved for issuance) to Participants under the 20I3 Stock Option Plan is 3,786,886, subject to adjustment as described in the plan. Amendment Provisions Our board of directors has the discretion to amend, suspend, or terminate the 20I3 Stock Option Plan, although such changes may not alter or impair the rights or obligations arising from any Option previously granted. Termination, Resignation, Death, etc. Options granted under the 20 I 3 Stock Option Plan are evidenced by a stock option agreement entered between us and the Participant . All vested and unvested options granted under the plan terminate immediately if a Participant is dismissed with cause . If, at any time, a Participant ceases to be an employee as a result of the Participant's death, disability, or termination for any reason other than for cause, the Options granted to the Participant and vested as of the Termination Date (as defined therein) remain exercisable for 90 days after the Termination Date, unless such vested Options expire sooner in accordance with their terms . All unvested Options granted to the Participant will expire . Where, in the case of a consultant, the Participant's consulting agreement terminates by reason of the Participant's death, disability, termination for any reason other than for breach of the consulting agreement, or voluntary termination by the Participant, then any Options granted to the Participant and vested as of the Termination Date, or as of the date of the death or disability of the participant, as the case may be, remain exercisable for 30 days following the Termination Date, or the date of the death or disability of the Participant, as the case may be, unless such vested Options expire earlier in accordance with their terms . All unvested Options granted to the Participant will expire . Where, in the case of a consultant, the Participant's consulting agreement is terminated for breach or for cause, then all vested and unvested Options granted to the Participant will expire . If a Participant ceases to be a director or officer, the Options granted to the Participant and vested as of the Termination Date may be exercised by the Participant pursuant to the same terms and conditions described above, as if the director or officer were a consultant unless such director or officer continues as a consultant or full time employee of the company . Change of Control The 20I3 Stock Option Plan provides that in the event that the Company or its shareholders accept an offer in respect of a transaction that will result in a Liquidity Event, the board of directors, without the consent of any Participant, shall take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding Options into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the board of directors in its discretion, in any entity participating in or resulting from a Liquidity Event (an Alternative Award). If no Alternative Awards are available, the board of directors shall, without the consent of any Participant, provide that all unvested options vest immediately prior to the consummation of the transaction constituting the Liquidity Event. Unless otherwise determined by the board of directors at or after the time of grant, any Participant whose service is terminated by his or her employer for any reason other than for Cause within I2 months following the consummation of a Liquidity Event, then with respect to all Options granted to the Participant prior to the date of the consummation of the Liquidity Event which were still outstanding at the time of such termination of service, all such unvested Options shall vest and to the extent exercisable shall remain exercisable until the earlier of the one - year anniversary of such termination of service or until the Option's normal expiration date. 92

Maximum Limit The aggregate number of Common Shares that may be issued pursuant to the exercise of Options shall not exceed 3,786,886 Common Shares, subject to adjustments related to a reorganization of our capital, amalgamation, combination, merger, or similar events. Option Grant Summary The following table sets forth the outstanding option - based awards outstanding for each of our directors and officers as at December 3 I, 20 I 7 : Name and Office Held Number of s ec u r i t i es und er l y i ng un e x erc i s e d o p t i o n s Option exercise p r i c e Option expiration d a t e Value of unexercised in - the - money options (1) David P. Bonita, Chairman of the Board, Director (2) 35 , 97 0 $ I 0.04 A p r i l 30 , 202 7 $ 32I,572 Jean - Francois Pariseau, Chairman of the Compensation Committee, Director (2) - - - - Robert Heft, Director (2) Allan Mandelzys, Chairman of the Audit Committee, Director (2) David Mott, Director (2)(5) 35 , 970 $ I0.04 April 30, 2027 $ 32I,572 39 , 999 $ 0.29 June I7, 2023 $ 747,58I I4 , 724 $ 0.29 August 27, 2024 $ 275,I92 35 , 970 $ I0.04 April 30, 2027 $ 32I,572 79 , 997 $ 0.29 June I7, 2023 $ I,495,I44 I4 , 724 $ 0.29 August 27, 2024 $ 275,I92 35 , 970 $ I0.04 April 30, 2027 $ 32I,572 Francois Nader, Chairman of the Corporate Governance and Nominating Committee, Director (2) 39 , 999 $ 0.29 February 20, 2024 $ 747,58I I4 , 724 $ 0.29 August 27, 2024 $ 275,I92 35 , 970 $ I0.04 April 30, 2027 $ 32I,572 Clarissa Desjardins, President, Chief Executive Officer, President (3) 400 , 034 $ 0.29 June I7, 2023 $ 7,476,635 329 , 473 $ 0.29 August 27, 2024 $ 6,I57,850 59 , 950 $ I0.04 April 30, 2027 $ 535,953 Michael Singer, Chief Financial Officer, Corporate Secretary (4) I82 , 848 $ 0.69 April 20, 2025 $ 3,344,290 69 , 542 $ I0.04 April 30, 2027 $ 62I,705 Donna Roy Grogan, Chief Medical Officer 77 , 79 I $ 0.29 September 23, 2023 $ I,453,9I4 2I7 , I03 $ 0.29 August 27, 2024 $ 4,057,655 Jeffrey Packman, Chief Development Officer 22 , 9I3 $ 0.29 February 20, 2024 $ 428,244 I45 , 966 $ 0.29 August 27, 2024 $ 2,728,I05 Eric Grinstead, Chief Commercial Officer I33 , 353 $ 0.29 February 20, 2024 $ 2,492,368 23I , 407 $ 0.29 August 27, 2024 $ 4,324,997 9 3

(I) Amounts included in the table above reflect the in - the - money value of unvested options at January I, 20 I 8 , based upon the difference between closing price per share of our stock on December 29 , 20 I 7 , being $ I 8 . 98 , and the exercise price of the options . An option is in - the - money if the market price of common shares is greater than the exercise price . The actual value of the awards realized by each of the directors and officers, if any, will depend on the price of our common shares at the time of exercise . (2) On April 30 , 20 I 7 , the board of directors approved a new stock option grant to each non - employee director, except for Jean - Francois Pariseau . Pursuant to this grant, each non - employee director, except for Jean - Francois Pariseau, received under the 20 I 3 Stock Option Plan, an option to purchase 23 , 980 common shares at an exercise price equal of $ I 0 . 04 per share . Each of these options will vest as to one third of the shares of our common shares underlying such option on each anniversary of the date of our IPO until the third anniversary of the date of our IPO, subject to the non - employee director's continued service as a director . Further, each non - employee director, except for Jean - Francois Pariseau, also received under the 20 I 3 Stock Option Plan, an option to purchase II, 990 common shares at an exercise price equal of $ I 0 . 04 per share . Each of these options will vest in full on the one - year anniversary of the date of our IPO, subject to the non - employee director's continued service as a director . (3) On April 30 , 20 I 7 , Clarissa Desjardins received an equity - based award of 59 , 950 stock options at an exercise price of $ I 0 . 04 per share under the 20 I 3 Stock Option Plan . These stock options will expire I 0 years after their initial grant date and commenced vesting upon closing of our IPO over a period of 4 years . (4) On April 30 , 20 I 7 , Michael Singer received an equity - based award of 69 , 542 stock options at an exercise price of $ I 0 . 04 per share under the 20 I 3 Stock Option Plan . These stock options will expire I 0 years after their initial grant date and commenced vesting upon closing of our IPO over a period of 4 years . (5) David Mott resigned as a director of the Company on February 27, 20I8. The following stock option grants were not included in the above table as they were not outstanding as at December 3I, 20I7:   On February 27 , 20 I 8 , Pierre Legault received an option to purchase 23 , 890 common shares at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will vest evenly over 36 months . On February 27 , 20 I 8 , Clarissa Desjardins, Michael Singer, Donna Grogan, Jeffrey Packman and Eric Grinstead received an equity - based award of 305 , 000 , 90 , 000 , 60 , 000 , 40 , 000 and 60 , 000 stock options, respectively at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will vest over a period of 4 years : 25 % cliff vesting after one year with monthly vesting over the subsequent 36 months . Following the adoption of our 20 I 7 Omnibus Plan by our board in June 20 I 7 , all equity - based awards are now granted under the 20 I 7 Omnibus Plan described below . 2017 Omnibus Plan In June 20 I 7 , our board of directors adopted and our shareholders approved the 20 I 7 Omnibus Plan . As of this date, all equity - based awards are granted under the 20 I 7 Omnibus Plan . The following summary describes the terms of the 20 I 7 Omnibus Plan . This summary of the 20 I 7 Omnibus Plan is not a complete description of all provisions of the 20 I 7 Omnibus Plan and is qualified in its entirety by reference to the 20 I 7 Omnibus Plan, a copy of which is included as Exhibit I 0 . 9 to our Registration Statement on Form F - I/A filed with the SEC on July 2 I, 20 I 7 and hereby incorporated by reference . Administration The 20 I 7 Omnibus Plan is administered by our compensation committee . Our compensation committee has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement (whether in cash, our common shares or other property) of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the 20 I 7 Omnibus Plan as the compensation committee deems advisable, to interpret the terms and provisions of the 20 I 7 Omnibus Plan and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the 20 I 7 Omnibus Plan . The compensation committee's decisions with respect to the 20 I 7 Omnibus Plan and any award under the 20 I 7 Omnibus Plan is binding upon all persons . Eligibility Our key employees and non - employee directors on our board of directors who, in the opinion of the compensation committee, have the capacity to contribute to our and our affiliates' success are eligible to participate in the 20 I 7 Omnibus Plan . 94

Authorized Shares Subject to adjustment, as described below, the maximum number of our common shares that will be available for issuance under the 20 I 7 Omnibus Plan was 2 , 390 , 605 shares as at December 3 I, 20 I 7 . Common shares issued under the 20 I 7 Omnibus Plan may be shares held in treasury or authorized but unissued shares of the Company not reserved for any other purpose . The number of shares reserved for issuance under the 20 I 7 Omnibus Plan will automatically increase by an annual amount to be added the first day of each fiscal year, beginning January I, 20 I 8 and continuing until, and including, the fiscal year ending December 3 I, 2027 , equal to the lower of 4 % of the number of shares of our common shares outstanding as of December 3 I of the prior calendar year and an amount determined by our board of directors . The amount added on January I, 20 I 8 was established at 4 % of the common shares outstanding at December 3 I, 20 I 7 , or I, 268 , 703 , thus bringing the maximum number of common shares available for issuance under the 20 I 7 Omnibus Plan to 3 , 659 , 308 as of January I, 20 I 8 . The increase in the number of shares available for issuance under the stock option plan has not been registered as at the date of this Annual Report . Common shares subject to an award that for any reason expires without having been exercised, is cancelled, forfeited or terminated or otherwise is settled without the issuance of shares will again be available for grant under the 20 I 7 Omnibus Plan . The grant of a tandem award of a stock option and a stock appreciation right (SAR) will reduce the number of our common shares available for awards under the 20 I 7 Omnibus Plan by the number of shares subject to the related stock option (and not as to both awards) . To the extent consistent with applicable legal requirements (including applicable stock exchange requirements), common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the 20 I 7 Omnibus Plan . Types of Awards The 20 I 7 Omnibus Plan provides for awards of stock options, SARs, restricted stock, unrestricted stock, stock units (including RSUs), performance awards, deferred share units, elective deferred share units and other awards convertible into or otherwise based on our common shares . Eligibility for stock options intended to be ISOs will be limited to our employees . Dividend equivalents may also be provided in connection with an award under the 20 I 7 Omnibus Plan . • Stock options and SARs . The exercise price of a stock option, and the base price against which a SAR is to be measured, may not be less than the fair market value (or, in the case of an ISO granted to a I 0 % shareholder, II 0 % of the fair market value) of our common shares on the date of grant . Our compensation committee will determine the time or times at which stock options or SARs become exercisable and the terms on which such awards remain exercisable . The maximum term of stock options and SARs is ten years, except that if a participant still holding an outstanding non - statutory stock option or SAR ten years from the date of grant (or in the case of such an award with a maximum term of less than ten years, such maximum term) is prohibited by applicable law or written policy of the Company applicable to similarly situated employees from engaging in any open - market sales of our common shares, and if at such time the stock is publicly traded, the maximum term of the award will instead by deemed to expire on the 30 th day following the date the participant is no longer prohibited from engaging in such open market sales . A SAR that is granted in tandem with a stock option will become vested and exercisable on the same date or dates as the related stock option and may only be exercised upon the surrender of the right to exercise the related option for an equivalent number of our common shares . • Restricted and unrestricted stock. A restricted stock award is an award of our common shares subject to forfeiture restrictions, while an unrestricted stock award is not subject to such restrictions. 95

• Restricted stock units . An RSU award is an award denominated in our common shares that entitles the participant to receive our common shares or cash measured by the value of our common shares in the future . The delivery of our common shares or cash under an RSU award may be subject to the satisfaction of performance conditions or other vesting conditions . • Performance awards. A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria. • Deferred share units . A deferred share unit is an award of a notional investment in our common shares reflected on an unfunded, book - entry account maintained by the Company . Deferred share units may be subject to performance conditions or other vesting conditions . Each deferred share unit may be settled, at the compensation committee's discretion, in a share of our common shares, cash measured by the value of a share of our common shares or a combination thereof . • Elective deferred share unit . An elective deferred share unit is an award of a notional investment in a share of our common shares reflected on an unfunded, book - entry account maintained by the Company, where the number of elective deferred share units awarded to a participant is determined by the amount of a participant's elective deferral of his or her eligible compensation and/or bonus divided by the fair market value of a share of our common shares on the date of the payment of such amounts to be deferred, in accordance with and subject to the conditions of the 20 I 7 Omnibus Plan . Elective deferred share units are at all times fully vested and may be settled, at the compensation committee's discretion, in our common shares, cash measured by the value of our common shares or a combination thereof . • Other awards. Other awards are awards that are convertible into or otherwise based on our common shares. Performance Awards The 20 I 7 Omnibus Plan provides for the grant of performance awards that will be made based upon, and subject to achieving, performance objectives . Performance objectives with respect to those awards that are intended to qualify as "performance - based compensation" for purposes of Section I 62 (m) of the U . S . Internal Revenue Code of I 986 , as amended (the Code), to the extent applicable, will be limited to an objectively determinable measure or measures of performance relating to any, or any combination, of the following (measured either in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering the performance of a number of companies and determined either on a consolidated basis or, as the context permits, with respect to one or more business units, divisions, subsidiaries, products, projects or geographic locations, or on combinations thereof) : stockholder return ; sales ; assets ; expenses ; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operation or an aggregate or per share basis ; return on equity, investment, capital, capital employed or assets ; operating earnings ; one or more operating ratios ; operating income or profit, including on an after - tax basis ; net earnings ; net income ; income ; earnings per share ; revenues ; stock price ; economic value added ; cash flow ; expenses ; capital expenditures ; working capital levels ; borrowing levels, leverage ratios or credit rating ; gross profit ; market share ; workplace safety goals ; workforce satisfaction and diversity goals ; employee retention ; completion of key projects ; implementation and achievement of synergy targets ; joint ventures and strategic alliances, licenses or collaborations ; sales of particular products or services ; customer acquisition or retention ; acquisitions and divestitures (in whole or in part) ; spin - offs, split - ups and the like ; reorganizations ; recapitalizations, restructurings, financings (issuance of debt or equity) ; or refinancings . When establishing performance objectives, the compensation committee may exclude any or all unusual items as determined by the board of directors, including, without limitation, the charges or costs associated with closures and restructurings of the Company or an affiliate, discontinued operations, extraordinary items, capital gains and losses, dividends, share repurchase, other unusual or non - recurring items, and the cumulative effects of accounting changes . 96

To the extent consistent with Section I 62 (m), if applicable, the compensation committee may provide that one or more performance objectives applicable to awards intended to qualify for the performance - based compensation exception under Section I 62 (m) will be adjusted in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective . Individual Limits The maximum aggregate number of our common shares subject to all awards under the 20 I 7 Omnibus Plan (including stock options, SARs, restricted stock, unrestricted stock, RSUs, performance awards, deferred share units, elective deferred share units and any other award under the 20 I 7 Omnibus Plan) that may be granted to any participant in the 20 I 7 Omnibus Plan in any calendar year is I,I 99 , 000 shares . A participant who is a non - employee director on our board of directors, in any calendar year, may not receive initial awards with respect to the greater of an aggregate of 35 , 970 common shares, or $ 0 . 3 million and annual awards with respect to the greater of an aggregate of 23 , 980 common shares or $ 0 . 2 million in aggregate grant date fair value . In addition, the aggregate number of our common shares issuable under outstanding awards to non - employee directors, at any time, may not exceed I % of our common shares that are issued and outstanding . These limitations, however, will not apply to any award or common shares granted pursuant to a non - employee director's election to receive our common shares in lieu of cash fees . Vesting ; Termination of Employment or Service Our compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award . Our compensation committee will determine the effect of termination of employment or service on an award . Unless otherwise provided by our compensation committee, upon a termination of a participant's employment or service under the following circumstances the following treatment will apply : • Death . All time - based awards will immediately vest and performance awards will vest at the target level of performance . Awards subject to exercise will remain exercisable until the earlier of the one - year anniversary of the participant's death or the award's normal expiration date . • Disability . All time - based awards will immediately vest and performance awards will remain eligible to vest to the extent the applicable performance goals are achieved . Awards subject to exercise will remain exercisable until the earlier of the one - year anniversary of the participant's termination of employment or service due to disability or the award's normal expiration date . • Retirement . All time - based awards will be deemed vested with respect to a portion of the award determined by multiplying the number of shares underlying the award by a fraction, the numerator of which is the number of days from the grant date to the date of retirement and the denominator of which is the number of days from the grant date to the final vesting date of the award . Performance awards will remain eligible to vest, to the extent the applicable performance goals are achieved, with respect to a portion of the award determined by multiplying the number of shares underlying the award by a fraction, the numerator of which is the number of days from the beginning of the applicable performance period through the date of retirement and the denominator of which is the number of days in the performance period . Awards subject to exercise will remain exercisable until the earlier of the one - year anniversary of the Participant's "retirement" or the award's normal expiration date . Unless otherwise defined in a participant's employment or award agreement, under the 20 I 7 Omnibus Plan, "retirement" means a termination of the participant's employment or service at or after the time the participant reaches age 65 . • Resignation by Participant. All unvested awards will be forfeited. Awards subject to exercise will remain exercisable until the earlier of the 90 day anniversary of the participant's termination of employment or the award's normal expiration date. 97

• Termination by the Company for Cause . All stock options and SARs, whether vested or unvested, will be forfeited and all other awards, to the extent unvested, will be forfeited . • Termination by the Company other than for Cause . Awards other than RSUs, restricted stock awards and performance awards will be forfeited to the extent then unvested . Awards subject to exercise, to the extent vested, will remain exercisable until the earlier of the 90 day anniversary of the participant's termination of service or the award's normal expiration date . RSUs, restricted stock awards and performance awards will be deemed vested with respect to a portion of the award determined by multiplying the number of shares underlying the award by a fraction, the numerator of which is the number of days from the grant date to the six - month anniversary of the date of the participant's termination of employment or service and the denominator of which is the number of days from the grant date to third anniversary of the grant date, with the vesting of such performance awards to be subject to performance assessed as of the date of such termination of employment or service . • Termination by the Company other than for Cause within 12 months following a Change in Control . To the extent granted prior to the time of the change in control and then outstanding at the time of termination, all time - based awards will vest and performance awards will vest at the target level of performance . Awards subject to exercise will remain exercisable until the earlier of the one - year anniversary of the participant's termination of employment or service due to disability or the award's normal expiration date . Non - Transferability of Awards Awards under the 20 I 7 Omnibus Plan may not be sold, assigned, transferred, pledged or otherwise encumbered other than by the laws of succession or descent and distribution or, in the case of awards other than ISOs, to a permitted assign (within the meaning of the National Instrument 45 - I 06 Prospectus and Registration Exemptions of the Canadian Securities Administrators) . Recovery of Compensation Our compensation committee may cancel, rescind, withhold or otherwise limit or restrict any award at any time under the 20 I 7 Omnibus Plan if the participant is not in compliance with the provisions of the 20 I 7 Omnibus Plan or any award thereunder or if the participant breaches any agreement with our Company with respect to non - competition, non - solicitation or confidentiality . Our compensation committee also may recover any award or payments or gain in respect of any award under the 20 I 7 Omnibus Plan in accordance with any applicable Company recoupment policy or as otherwise required by applicable law or applicable stock exchange listing standards . Change in Control In the event of certain consolidations, mergers or similar transactions, certain sales or other disposition of our common shares, certain liquidations of the Company or sales or dispositions of all or substantially all of the Company's assets, or members of our board of directors cease to constitute a majority of our board of directors or the board of directors of a successor entity, our compensation committee may provide for the conversion or exchange of outstanding awards for new awards, or, if no equivalent awards are available, for the accelerated vesting or delivery of shares under awards, or for a cash - out of outstanding awards . Certain Adjustments In the event of an extraordinary dividend, stock dividend, stock split or share combination (including a reverse stock split) or any recapitalization, business combination, merger, consolidation, spin - off, exchange of shares, liquidation or dissolution of the Company or other similar transaction affecting our common shares our board of directors will make adjustments as it determines in its sole discretion to the number and kind of shares available for issuance under the 20 I 7 Omnibus Plan, the maximum number of shares that may be issued upon the exercise of ISOs, the annual per - participant share limits, the number, class, exercise price (base value), performance objectives applicable to outstanding awards and any other terms of outstanding awards affected by such transaction . Our compensation committee may also make adjustments of the type described in the preceding sentence to take into account distributions and events other than those listed above if it determines that adjustments are appropriate to avoid distortion in the operation of the 20 I 7 Omnibus Plan . 98

Term The 20 I 7 Omnibus Plan became effective on the date it was adopted by our board in June 20 I 7 and will terminate on the tenth anniversary of such date, unless terminated earlier by our board of directors . Amendment; Termination Our compensation committee may amend the 20 I 7 Omnibus Plan or outstanding awards, or terminate the 20 I 7 Omnibus Plan as to future grants of awards, except that our compensation committee will not be able to alter the terms of an award if it would affect materially and adversely a participant's rights under the award without the participant's consent (unless expressly provided in the 20 I 7 Omnibus Plan or the right to alter the terms of an award was expressly reserved by our compensation committee at the time the award was granted) . Shareholder approval will be required for any amendment to the 20 I 7 Omnibus Plan that increases the number of our common shares available for issuance under the 20 I 7 Omnibus Plan or the individual award limitations specified in the 20 I 7 Omnibus Plan (except with respect to certain adjustments described above), modifies the class of persons eligible for participation in the 20 I 7 Omnibus Plan, allows options to be issued with an exercise price below fair market value on the date of grant, extends the term of any award granted under the 20 I 7 Omnibus Plan beyond its original expiration date, permits an award to be exercisable beyond I 0 years from its grant date (except where an expiration date would have fallen within a blackout period of the Company), permits awards to be transferred other than for normal estate settlement purposes, or deletes or reduces the range of amendments which require approval of the holders of voting shares of the Company, or to the extent required by law . Employee Share Purchase Plan In June 20 I 7 , we adopted an employee share purchase plan (ESPP) pursuant to which eligible employees will be able to acquire our common shares at a discount from the average market price on the purchase date in a convenient and systematic manner through payroll deductions . The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code for employees who are United States taxpayers . The following discussion is qualified in its entirety by the full text of the ESPP, a copy of which is included as Exhibit I 0 . I 0 to our Registration Statement on Form F - I/A filed with the SEC on July 2 I, 20 I 7 and hereby incorporated by reference . Unless otherwise determined by our board of directors, participation in the ESPP will be open to our employees in Canada and the United States who are customarily employed for at least 20 hours per week . Participation in the ESPP is voluntary . Eligible employees will be able to contribute up to I 5 % of their gross base earnings for purchases under the ESPP through regular payroll deductions . The maximum number of common shares issued to insiders within any six month period, or issuable to insiders at any time, under the ESPP and all private placements must not exceed I 0 % of the number of common shares issued and outstanding at that time . No employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5 % or more of our outstanding common shares measured by vote or value under Section 424 (d) of the Code . In addition, no employee may purchase shares under the ESPP at a rate in excess of $ 25 , 000 worth of our common shares (determined on the grant date of the purchase right) for each year such purchase right is outstanding . 99

The ESPP will be implemented through a series of offerings under which eligible employees are granted rights to purchase our common shares at the end of specified purchase periods . We currently expect to hold offerings consisting of a single six - month purchase period commencing on January I and July I of each calendar year, with a single purchase date at the end of the purchase period on June 30 and December 3 I of each calendar year . However, our compensation committee may establish different offerings and purchase periods from time to time, which may have a duration of between three months to twenty - four months . No offering has commenced as of the date of this Annual Report . Common shares purchased under the ESPP will be issued from treasury at a purchase price equal to 85 % of the average market price of the common shares on such date, all in accordance with applicable laws and the terms and conditions of the ESPP . For the purposes of the ESPP, the average market price of the common shares as at a given date shall be the weighted average trading price on the trading day immediately preceding such date . The number of common shares reserved for issuance under the ESPP will not exceed 290 , 000 common shares, plus the number of common shares that are automatically added on January Ist of each year, commencing on (and including) January I, 20 I 8 and ending on (and including) January I, 2027 , in an amount equal to the lesser of (i) I % of the total number of common shares issued and outstanding on December 3 Ist of the preceding calendar year, and (ii) 290 , 000 common shares . No rights to purchase common shares may be issued under the plan from and after the tenth anniversary of the date the plan becomes effective, unless otherwise approved by our shareholders . In accordance with the terms of the ESPP, the board of directors chose not to increase the number of common shares reserved for issuance under the plan on January I, 20 I 8 . The ESPP is administered by the compensation committee of our board of directors . The compensation committee has the authority, in the event the common shares are subdivided or consolidated, or in the event the common shares will be exchanged for shares of another issuer in the context of a reorganization, split - up, liquidation, recapitalization or similar transaction, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of common shares which have been authorized for issuance under the ESPP . In the event of certain significant corporate transactions such as an acquisition, merger or sale of all or substantially all of our assets, then either (i) a participant's then - outstanding purchase right shall be continued or substituted for by the surviving or acquiring entity, or (ii) such purchase right shall be terminated in exchange for a cash payment equal to the fair market value of a number of our common shares on the date of such transaction that the participant's accumulated payroll deductions as of the date of the transaction could purchase, determined with reference only to the first business day of the applicable purchase period, less the result of multiplying such number of shares by such purchase price . Our board of directors has the right to amend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval) . Subject to certain exceptions, our board of directors is entitled to make amendments to the ESPP without shareholder approval . Rule 10 b 5 - 1 Sales Plans Subject to compliance with Canadian securities laws, rules and regulations, our directors and executive officers may adopt written plans, known as Rule I 0 b 5 - I plans, in which they will contract with a broker to buy or sell shares of our common shares on a periodic basis . Under a Rule I 0 b 5 - I plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer . The director or officer may amend or terminate the plan in some circumstances . Our directors and executive officers may buy or sell additional shares outside of a Rule I 0 b 5 - I plan when they are not in possession of material, non - public information . I 00

C. Board Practices Board of Directors Our board of directors currently consists of 7 members . The articles provide that the number of directors shall be a minimum of one and a maximum of I 0 members and will be fixed from time to time by resolution of the board of directors . Our board of directors is elected at each annual meeting of our shareholders . Our directors serve until their successors are elected or appointed, unless their office is vacated earlier . The term of office for each of the directors will expire at the time of our next annual shareholders meeting . Under the CBCA, one quarter of our directors must be resident Canadians, as defined in the CBCA . Family Relationships and Other Arrangements There are no family relationships among our directors and senior management. Dr. Bonita was designated as a director by OrbiMed in connection with a shareholders' agreement, which terminated upon the closing of our IPO. Mr. Pariseau was designated as a director by BDC Venture Capital in connection with a shareholders' agreement, which terminated upon the closing of our IPO. Mr. Mott was designated as a director by New Enterprise Associates in connection with a shareholders' agreement, which terminated upon the closing of our IPO. Mr. Mott resigned as a director on February 27, 20I8. Director Independence As a foreign private issuer, under the listing requirements and rules of The Nasdaq Global Select Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase - in schedules . Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities . Our board of directors determined that 7 of our 8 directors are "independent directors" as defined under current rules and regulations of the SEC and the listing standards of The Nasdaq Global Select Market . In making these determinations, our board of directors considered the current and prior relationships that each non - employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence . Board Committees The standing committees of our board of directors consist of an audit committee, compensation committee and a nominating and corporate governance committee. Audit Committee Our audit committee is currently comprised of Dr. Allan Mandelzys (Chair), Dr. David Bonita and Pierre Legault. Our board of directors has determined that each of the members of our audit committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of The Nasdaq Global Select Market and the SEC . Our board of directors has determined that Dr . Allan Mandelzys is a financial expert in accordance with the applicable rules and regulations of the SEC . I0I

The purpose of our audit committee is to assist our board of directors in overseeing : • the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits; • our compliance with legal and regulatory requirements; • the performance, qualifications and independence of our registered public accounting firm (independent auditor); • the results of our audits; and • the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems, • internal control over financial reporting and compliance with ethical standards adopted by us. In June 20 I 7 , our Board of Directors adopted a new written charter for the Audit Committee . A copy of the Audit Committee charter is available on our website at www . clementiapharma . com or, without charge, upon written request to Clementia Pharmaceuticals Inc . , 4 I 50 Sainte - Catherine Street West, Suite 550 , Montreal, Quebec, Canada H 3 Z 2 Y 5 , Attention : Investor Relations, telephone I - 5 I 4 - 940 - I 080 or via email at info@clementiapharma . com . Compensation Committee Our compensation committee is comprised of Jean - Francois Pariseau (Chair), Dr . David Bonita and Dr . Robert Heft, all of whom are "independent" in accordance with the provisions of Rule I 0 C - I(b)(I) under the Exchange Act and Nasdaq Rule 5605 (a)(2) . Our board of directors has determined that each member of our compensation committee is independent within the meaning of such term in the rules and regulations of the SEC and The Nasdaq Global Select Market . In affirmatively determining the independence of any member of our compensation committee, our board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to : (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director ; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company . The purpose of our compensation committee is to ensure that the compensation programs and values transferred to management through cash pay, share and share - based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other similar companies . Our compensation committee also recommends to our board of directors' compensation arrangements for board members . In June 20 I 7 , our Board of Directors adopted a new written charter for the Compensation Committee . A copy of the Compensation Committee charter is available on our website at www . clementiapharma . com or, without charge, upon written request to Clementia Pharmaceuticals Inc . , 4 I 50 Sainte - Catherine Street West, Suite 550 , Montreal, Quebec, Canada H 3 Z 2 Y 5 , Attention : Investor Relations, telephone I - 5 I 4 - 940 - I 080 or via email at info@clementiapharma . com . I02

Nominating and Corporate Governance Committee Our nominating and corporate governance committee is comprised of Dr. Francois Nader (Chair), Dr. David Bonita and Dr. Allan Mandelzys, all of whom are "independent directors" within the meaning of Nasdaq Rule 5605 (a)(2). In affirmatively determining the independence of any member of our corporate governance and nominating committee, our board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The purpose of our corporate governance and nominating committee is to: • assist our board of directors in identifying prospective director nominees and recommend to our board of directors the director nominees for each annual meeting of shareholders; • recommend members for each board committee; • ensure that our board of directors is properly constituted to meet its fiduciary obligations to the Company and its shareholders and that the Company follows appropriate governance standards; • develop and recommend to our board of directors governance principles applicable to the Company; • review and recommend to the board of directors the functions, duties and compositions of the committees of the board of directors; • oversee the succession planning for senior management; and • oversee the evaluation of our board of directors and management. In June 20 I 7 , our Board of Directors adopted a new written charter for the Nominating and Corporate Governance Committee . A copy of the Nominating and Corporate Governance Committee charter is available on our website at www . clementiapharma . com or, without charge, upon written request to Clementia Pharmaceuticals Inc . , 4 I 50 Sainte - Catherine Street West, Suite 550 , Montreal, Quebec, Canada H 3 Z 2 Y 5 , Attention : Investor Relations, telephone I - 5 I 4 - 940 - I 080 or via email at info@clementiapharma . com . Code of Business Conduct and Ethics Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors . A copy of this Code of Business Conduct and Ethics is available on our website at www . clementiapharma . com or, without charge, upon written request to Clementia Pharmaceuticals Inc . , 4 I 50 Sainte - Catherine Street West, Suite 550 , Montreal, Quebec, Canada H 3 Z 2 Y 5 , Attention : Investor Relations, telephone I - 5 I 4 - 940 - I 080 or via email at info@clementiapharma . com . The Corporate Governance and Nominating Committee of our board of directors is responsible for overseeing the Code of Business Conduct and Ethics and must approve any waivers from the Code of Business Conduct and Ethics for employees, executive officers and directors . There were no amendments to our Code of Business Conduct and Ethics since its adoption . We did not grant any waivers to the provisions of our Code of Business Conduct and Ethics during the fiscal year ended December 3 I, 20 I 7 . D. Employees As at December 3 I, 20 I 7 , we employed 30 full - time employees, including 20 in research and development functions and I 0 in general and administrative and commercial functions . Nine of our employees hold M . D . , Sc . D . , or Ph . D . degrees and an additional I 0 hold M . Sc . degrees . As at December 3 I, 20 I 7 , 2 I of our employees were located in Montreal, Quebec, Canada and 9 were located in Auburndale, Massachusetts, USA . We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective - bargaining arrangements . We consider our employee relations to be good . I 03

E. Share Ownership The following table sets out the share ownership and options held by our directors and NEOs as of December 3 I, 20 I 7 . Name and office held Number of common shares o w n e d Number of stock options h e l d Exercise price Option expiry d a t e Number of exercisable o p t i o n s David P. Bonita, Chairman of the Board, Director - 23 , 980 $I0 . 04 04 / 20 / 2027 2 , 662 II , 990 $I0 . 04 04 / 20 / 2027 3 , 993 Jean - Francois Pariseau, Chairman of the Compensation Committee, Director David Mott, Director (I) - 23 , 980 $I0 . 04 04 / 20 / 2027 2 , 662 II , 990 $I0 . 04 04 / 20 / 2027 3 , 993 Robert Heft, Director (2) 63 , 895 39 , 999 $0 . 2 9 06 / I7 / 2023 39 , 999 I4 , 724 $0 . 2 9 08 / 27 / 2024 I3 , 800 23 , 980 $I0 . 04 04 / 20 / 2027 2 , 662 II , 990 $I0 . 04 04 / 20 / 2027 3 , 993 Allan Mandelzys, Chairman of the Audit Committee, Director 58 , 75I 79 , 997 $0 . 2 9 06 / I7 / 2023 79 , 997 I4 , 724 $0 . 2 9 08 / 27 / 2024 I3 , 800 23 , 980 $I0 . 04 04 / 20 / 2027 2 , 662 II , 990 $I0 . 04 04 / 20 / 2027 3 , 993 Francois Nader, Chairman of the Nominating and Corporate Governance Committee, Director I03 , 329 39 , 999 $0 . 2 9 02 / 20 / 2024 38 , 332 I4 , 724 $0 . 2 9 08 / 27 / 2024 I3 , 800 23 , 980 $I0 . 04 04 / 20 / 2027 2 , 662 II , 990 $I0 . 04 04 / 20 / 2027 3 , 993 Clarissa Desjardins, President, Chief Executive Officer, Director 8I4 , 054 400 , 034 $0 . 2 9 06 / I7 / 2023 400 , 034 329 , 473 $0 . 2 9 08 / 27 / 2024 209 , I30 59 , 950 $I0 . 04 04 / 20 / 2027 5 , 000 Michael Singer, Chief Financial Officer, Corporate Secretary 26 , 378 I82 , 848 $0 . 6 9 04 / 20 / 2027 I2I , 902 69 , 542 $I0 . 04 04 / 20 / 2027 5 , 79I Donna Roy Grogan, Chief Medical Officer 69 , 866 77 , 79I $0 . 2 9 09 / 23 / 2023 77 , 79I 2I7 , I03 $0 . 2 9 08 / 27 / 2024 I02 , 898 Jeffrey Packman, Chief Development Officer I04 , 685 22 , 9I3 $0 . 2 9 02 / 20 / 2024 I8 , 752 I45 , 966 $0 . 2 9 08 / 27 / 2024 60 , 322 Eric Grinstead, Chief Commercial Officer - I33 , 353 $0 . 2 9 02 / 20 / 2024 I27 , 80I 23I , 407 $0 . 2 9 08 / 27 / 2024 II7 , I90 I04

(I) David Mott resigned as a director of the Company on February 27 , 20 I 8 . (2) Includes 63 , 895 common shares held by Gren Trust, for which Dr . Heft serves as sole trustee . See Item 6 B for a description of arrangements pursuant to which employees may become involved in the capital of Clementia . Item 7 . Major Shareholders and Related Party Transactions A. Major Shareholders The following table and accompanying footnotes sets forth, as of December 3 I, 20 I 7 , information regarding beneficial ownership of our common shares by : • each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common shares; • each of our executive officers; • each of our directors; and • all of our executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, including options and warrants that are currently exercisable or exercisable within 60 days of December 3 I, 20 I 7 . Common shares subject to options and warrants currently exercisable or exercisable within 60 days of December 3 I, 20 I 7 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person . Our calculation of the percentage of beneficial ownership is based on 33 , 660 , 288 shares, which represents the aggregate of all common shares issued and outstanding as at December 3 I, 20 I 7 and shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . Beneficial ownership representing less than I % is denoted with an asterisk (*) . Name of beneficial owner Number of shares beneficially owned % of shares beneficially owned 5% or greater shareholders OrbiMed Private Investments IV, LP (I) I0 , 425 , 225 30 . 97% BDC Capital Inc. (2) 5 , 497 , 607 I6 . 33% Entities Affiliated with New Enterprise Associates I5, L.P. (3) I , 94I , 697 5 . 77% Executive officers and directors Clarissa Desjardins (4) I , 442 , 546 4 . 29% Michael Singer (5) I64 , 587 * Donna Roy Grogan (6) 258 , 30I * Jeffrey Packman (7) I93 , 735 * Eric Grinstead (8) 258 , 30I * David P. Bonita (9) 9 , 988 * Jean - Francois Pariseau David Mott (I0) - 9 , 988 - * Robert Heft (II) I28 , 293 * Allan Mandelzys (I2) I63 , I48 * Francois Nader (I3) I67 , 727 * Pierre Legault (I4) - - All executive officers and directors as a group (I2 persons) 2 , 796 , 6I3 8 . 3I% I05

(I) Consists of I 0 , 425 , 225 common shares . The mailing address of OrbiMed Private Investments IV, LP is 60 I Lexington Avenue, 54 th Floor, New York, NY I 0022 . (2) Consists of 5,497,607 common shares. The mailing address of BDC Capital Inc. is 5 Place Ville - Marie, Suite 400 Montreal, Quebec H3B 5E7. (3) Consists of I, 940 , 246 common shares held by New Enterprise Associates I 5 IV, L . P . , and I, 45 I common shares held by its affiliate New Enterprise Associates Ventures 20 I 5 , L . P . The mailing address of the entities affiliated with New Enterprise Associates I 5 , L . P . is I 954 Greenspring Drive, Suite 600 Timonium, Maryland 2 I 093 . (4) Consists of 8 I 4 , 054 common shares and 628 , 492 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . On February 27 , 20 I 8 , Clarissa Desjardins received an equity - based award of 305 , 000 stock options at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will expire 7 years after their initial grant and vest over a period of 4 years : 25 % cliff vesting after one year with monthly vesting over the subsequent 36 months . These stock options have not been reflected in the above table as none were exercisable within 60 days of December 3 I, 20 I 7 . (5) Consists of 26 , 378 common shares and I 38 , 209 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . On February 27 , 20 I 8 , Michael Singer received an equity - based award of 90 , 000 stock options at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will expire 7 years after their initial grant and vest over a period of 4 years : 25 % cliff vesting after one year with monthly vesting over the subsequent 36 months . These stock options have not been reflected in the above table as none were exercisable within 60 days of December 3 I, 20 I 7 . (6) Consists of 69 , 866 common shares, and I 88 , 435 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . On February 27 , 20 I 8 , Donna Grogan received an equity - based award of 60 , 000 stock options at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will expire 7 years after their initial grant and vest over a period of 4 years : 25 % cliff vesting after one year with monthly vesting over the subsequent 36 months . These stock options have not been reflected in the above table as none were exercisable within 60 days of December 3 I, 20 I 7 . (7) Consists of I 04 , 329 common shares and 89 , 050 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . On February 27 , 20 I 8 , Jeffrey Packman received an equity - based award of 40 , 000 stock options at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will expire 7 years after their initial grant and vest over a period of 4 years : 25 % cliff vesting after one year with monthly vesting over the subsequent 36 months . These stock options have not been reflected in the above table as none were exercisable within 60 days of December 3 I, 20 I 7 . (8) Consists of 258 , 30 I shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . On February 27 , 20 I 8 , Eric Grinstead received an equity - based award of 60 , 000 stock options at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will expire 7 years after their initial grant and vest over a period of 4 years : 25 % cliff vesting after one year with monthly vesting over the subsequent 36 months . These stock options have not been reflected in the above table as none were exercisable within 60 days of December 3 I, 20 I 7 . (9) Consists of 9,988 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3I, 20I7. (I 0 ) Consists of 9 , 988 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . David Mott resigned as a director of the Company on February 27 , 20 I 8 . (II) Consists of 63 , 895 common shares held by Grent Trust, for which Dr . Heft serves as sole trustee and 64 , 398 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . (I 2 ) Consists of 58 , 75 I common shares and I 04 , 397 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . (I 3 ) Consists of I 03 , 329 common shares and 64 , 398 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 3 I, 20 I 7 . (I 4 ) On February 27 , 20 I 8 , Pierre Legault received an equity - based award of 23 , 980 stock options at an exercise price of $ I 3 . 80 per share under the 20 I 7 Omnibus Plan . These stock options will expire 7 years after their initial grant date and vest on a monthly basis over a three - year period . These stock options have not been reflected in the above table as none were exercisable within 60 days of December 3 I, 20 I 7 . As at December 3I, 20I7, approximately 26% of our ordinary Common Shares are held in Canada, and there are 7 record holders of our Common Shares in Canada, I9 record holders in the United States and 2 record holders in Europe. All of our shareholders have equal voting rights. B. Related Party Transactions We have entered into employment contracts with each of our executive officers (see Item 6). We have granted equity awards to our executive officers and directors (see Item 6). I06

During the year ended December 3 I, 20 I 6 , one of the Company's named executive officers provided limited services to a company controlled by an investor . The salary and related expenses incurred, such as travel costs, totaled $ 59 , 022 for the year ended December 3 I, 20 I 6 . These expenses were invoiced to the company controlled by an investor in the year ended December 3 I, 20 I 6 and were collected in the year ended December 3 I, 20 I 7 . We have not been party to any other material related party transaction in the year ended December 3 I, 20 I 7 or since and as at December 3 I, 20 I 7 , we do not have any loans outstanding with any officer, director or major shareholder other than amounts payable of $ 589 , 787 to named executive officers for accumulated payroll, vacation and bonus accruals as well as business expense reimbursements for named executive officers and directors . Related Person Transaction Policy Our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $ I 20 , 000 and in which a related person has or will have a direct or indirect material interest . Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director or greater than 5 % beneficial owner of our common shares, in each case since the beginning of the most recently completed year, and any of their immediate family members . C . Interests of Experts and Counsel Not Applicable Item 8 . Financial Information A . Consolidated Statements and Other Financial Information Financial Statements The audited consolidated financial statements filed as part of this Annual Report are filed under Item I 8 . Legal Proceedings We are not a party to or engaged in any material legal proceedings . From time to time we may be subject to legal proceedings and claims arising in the ordinary course of business . Dividend policy We have never declared or paid cash dividends on our common shares . We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our common shares . Any determination to pay dividends to holders of our common shares in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant . I07

B. Significant Changes There have been no significant changes to our annual financial statements. Item 9. The Offer and Listing A. Offer and Listing Details Our common shares are currently listed and traded on the NASDAQ Global Select Market under the symbol "CMTA". Our shares began trading on August 2, 20I7. The following table indicates, for the relevant periods, the high and low prices of our common shares on NASDAQ. H i g h Low Volume Period from August 2, 20I7 to December 3I, 20I7 $ 20.I5 $ I5.05 I5,I50,789 Quarter ended December 3I, 20I7 $ 20.I5 $ I5.I4 4,420,653 Period from August 2, 20I7 to September 30, 20I7 $ I8.95 $ I5.05 I0,730,I36 Market Price Volatility of Common Shares Market prices for the securities of biotechnology companies, including our securities, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies . Factors, such as fluctuations in our operating results, the aftermath of our public announcements, and general market conditions, can have an adverse effect on the market price of our common shares and other securities. B. Plan of Distribution Not applicable . C. Markets See Item 9 . A . D. Selling Shareholders Not applicable . E. Dilution Not applicable . I08

F. Expenses of the Issue Not applicable . Item 10 . Additional Information A . Share Capital General The following is a description of the material terms of our common and preferred shares as set forth in our articles of incorporation, as amended, and as further amended in connection with our IPO, and certain related sections of the CBCA . For more detailed information, please see our articles of incorporation and amendments thereto, which were filed as exhibits to this Annual Report, hereby incorporated by reference . Immediately prior to the closing of our IPO, we had 2 , 450 , 360 common shares outstanding, which were held by I 2 shareholders of record, I 3 , 409 , 796 Class A preferred shares outstanding, which were held by six shareholders of record, 5 , 825 , 0 I 8 Class B preferred shares outstanding, which were held by approximately I 6 shareholders of record and 84 I, 4 I 0 Class C preferred shares outstanding, which were held by one shareholder of record . Immediately prior to the closing of our IPO, each of our outstanding preferred shares were converted into common shares . Both our common and preferred shares have no par value . In the last three years, we have amended and restated our articles of incorporation four times to create new classes of shares (in June 20 I 5 to create our Class B preferred shares, and in March 20 I 7 to create our Class C preferred shares), to reflect our II . 99 - for - I stock split, which was effected in July 20 I 7 , as well as to reflect the capital described below (August 20 I 7 ) . Since January I, 20I4, we have issued and sold 334,40I common shares to our directors, officers and employees under our equity compensation plans; issued I0,324,877 Class A preferred shares in connection with our Class A financing; issued 5,825,0I8 Class B preferred shares in connection with our Class B financing; issued 84I,4I0 Class C preferred shares in connection with our Class C financing; and issued 9,I9I,000 common shares pursuant to our IPO. Our authorized share capital currently consists of an unlimited number of common shares, no par value per share, of which 3 I, 7 I 7 , 584 is issued and outstanding and an unlimited number of preferred shares, issuable in series, no par value per share, none of which is issued and outstanding . Common Shares Under our amended and restated articles of incorporation, the holders of our common shares are entitled to one vote for each share held at any meeting of the shareholders . Subject to the prior rights of any holders of preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors . See "Dividend Policy . " Subject to the prior payment to any holders of preferred shares, in the event of our liquidation, dissolution or winding - up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets . Holders of common shares have no pre - emptive, redemption, conversion rights or other rights . The rights, preferences and privileges of the holders of common shares is subject to and may be adversely affected by, the rights of the holders of any series of preferred shares that we may designate in the future . I09

Preferred Shares Under our amended and restated articles of incorporation, we are authorized to issue, without shareholder approval, an unlimited number of preferred shares, issuable in one or more series, and, subject to the provisions of the CBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the common shares . The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our common shares and the voting and other rights of the holders of common shares . We have no current plans to issue any preferred shares . Options During the year ended December 3 I, 20 I 7 , we granted 27,990 stock options under our 20 I 7 Omnibus Plan and 643,264 stock options under our 20 I 3 Stock Option Plan. As of February 27 , 20 I 8 , we have granted to employees, officers, directors and consultants 3,237,204 options to purchase our common shares under our 20 I 3 Stock Option Plan, of which 2,997,836 are outstanding. As of our IPO, all stock options are being granted under our 20 I 7 Omnibus Plan. As of February 27 , 20 I 8 , we have granted to employees, officers, directors and consultants 925,970 options to purchase common shares under our 20 I 7 Omnibus Plan, which are fully outstanding. B. Memorandum and Articles of Association We are incorporated under the CBCA by articles of incorporation dated November 5 , 20 I 0 (Corporation Number 7694369 ). The following is a summary of certain important provisions of the articles of incorporation and by - laws in effect, as well as certain related sections of the CBCA . Please note that this is only a summary and is not intended to be exhaustive . Copies of the Articles of Amendment and Amended and Restated By - Law No . I of Clementia Pharmaceuticals Inc . are included as Exhibits 3 . I and 3 . 2 to our Registration Statement on Form F - I/A (file no . 333 - 2 I 9066 ) filed with the SEC on July 2 I, 20 I 7 . Stated Objects or Purposes Our articles of incorporation do not contain stated objectives or purposes and do not place any limitations on the business that we may carry on. Directors Residency and Independence . Under the CBCA and our by - laws, as amended, at least 25 % of our directors must be resident Canadians . Furthermore, under the CBCA, no business may be transacted at a meeting of our board of directors unless 25 % of the directors present are resident Canadians . The minimum number of directors we may have is one and the maximum number we may have is ten . The CBCA provides that any amendment to our articles to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution . II 0

Power to vote on matters in which a director is materially interested . The CBCA states that a director must disclose to us, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction . A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless the contract or transaction : • relates primarily to the director's remuneration as a director, officer, employee or agent of us or an affiliate; • is for indemnity or insurance otherwise permitted under the CBCA; or • is with an affiliate. Directors' power to determine the remuneration of directors . The CBCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our articles of incorporation and by - laws . That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors . Retirement or non - retirement of directors under an age limit requirement . Neither our articles of incorporation nor the CBCA imposes any mandatory age - related retirement or non - retirement requirement for our directors . Number of shares required to be owned by a director . Neither our articles of incorporation nor the CBCA provides that a director is required to hold any of our shares as a qualification for holding his or her office . Our board of directors has discretion to prescribe minimum share ownership requirements for directors . Action Necessary to Change the Rights of Holders of Our Shares Our shareholders can authorize the alteration of our articles of incorporation to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution . However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution . A special resolution means a resolution passed by : (a) a majority of not less than two - thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (b) a resolution consented to in writing by all of the shareholders entitled to vote holding the applicable class or series of shares . Shareholder Meetings Under the CBCA, we must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, but no later than six months after the end of our preceding financial year . A meeting of our shareholders may be held anywhere in Canada, or provided that all shareholders agree, anywhere outside Canada . III

Under our by - laws, a notice to convene a meeting, specifying the date, time and location of the meeting, and the general nature of any special business, must be sent to shareholders, to each director and the auditor not less than 2 I days prior to the meeting . Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met . The accidental omission to send notice of any meeting of shareholders to, or the non - receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting . A quorum for meetings is one or more persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting and holding or representing by proxy not less than 20 % of the votes entitled to be cast at the meeting . Holders of our common shares are entitled to attend meetings of our shareholders . Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders . Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting . Change of Control Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us . Shareholder Ownership Disclosure Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, our articles of incorporation do not provide for any ownership threshold above which shareholder ownership must be disclosed . Registration Rights Certain holders of our common shares are entitled to rights with respect to the registration of their shares . The Registration Rights Agreement provides for the registration of the shares held by such shareholders under the securities laws of the United States and/or the qualification for distribution of the shares held by such shareholders under the securities laws of the provinces and territories of Canada . These shareholders collectively held a majority of our common shares upon the completion of our IPO . Pursuant to the Registration Rights Agreement, any one or more of the shareholders holding at least 5 I % of the then - outstanding registrable securities may require us to file and take such other steps as may be necessary under securities laws to facilitate a public offering with respect to all or part of such shareholders' registrable securities . The registration rights set out above may be postponed in certain circumstances . These demand registration rights did not apply until six months following the closing of our IPO in August 20 I 7 . In addition to the demand registration rights described above, these shareholders also have "piggy - back" registration rights relating to the inclusion of their common shares on certain registration statements or prospectuses filed by us . Pursuant to the piggy - back registration rights, we have certain obligations to include the common shares of such shareholders in such registration statements or prospectuses, subject to a qualified right to reduce the number of such common shares we are obligated to include if the underwriters participating in such transaction determine in writing that, in their opinion, the number of securities to be included in the offering relating to such piggy - back registration exceeds the number of securities that can be sold in such offering and that the number of securities proposed to be included in such offering would adversely affect the price per security to be sold in such offering . II2

We have agreed to pay all costs and expenses in connection with each registration and prospectus qualification described above, except underwriting fees, discounts and commissions, fees and disbursements of the selling shareholders' counsel (other than for one counsel for all shareholders), and any transfer taxes applicable to the securities sold by the shareholders . We have agreed to indemnify the shareholders against certain liabilities, and the shareholders have agreed to indemnify us for certain liabilities, including liabilities under the Securities Act and Canadian provincial securities laws . Copies of the Amended and Restated Registration Rights Agreements between the Company and certain shareholders are included as Exhibit 4 . 2 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 . Limitations on Liability and Indemnification of Directors and Officers Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity . The CBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding ; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below . However, indemnification is prohibited under the CBCA unless the individual: • acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; • in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and • was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done. Our by - laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or in a similar capacity, of another entity, and well as well as their respective heirs and legal representatives to the full extent permitted by the CBCA . Our by - laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity . We have entered into indemnity agreements with our directors and our executive officers which provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, claims, damages, costs, charges or expenses reasonably incurred in any proceeding in which the Indemnified Party is involved in or made a party to, or that arises because the Indemnified Party is or was a director or officer of the Company ; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or penal action, the individual did not have reasonable grounds for believing that his or her conduct was lawful . A copy of the Form of Indemnification Agreement for Directors and Officers is included as Exhibit I 0 . II to our Registration Statement on Form F - I/A (file no . 333 - 2 I 9066 ) filed with the SEC on July 2 I, 20 I 7 , and is incorporated by reference herein . II3

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. C. Material Contracts Other than the agreements described below, we have not, in the three years preceding the date hereof, entered into any material agreements other than contracts in the ordinary course of business. I. Employment agreements between the Company and its Named Executive Officers (see Item 6.B.). 2. Amended and Restated Registration Rights Agreements between the Company and certain shareholders (see Item I 0 . B . ), copies of which are included as Exhibit 4 . 2 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 . 3. Indemnification Agreements between the Company and its directors and officers (see Item I 0 . B . ), the Form of which is included as Exhibit I 0 . II to our Registration Statement on Form F - I/A (file no . 333 - 2 I 9066 ) filed with the SEC on July 2 I, 20 I 7 , and is incorporated by reference herein . 4. License agreement with F . Hoffman - La Roche Ltd . and Hoffman - La Roche Inc . dated January 4 , 20 I 3 (see Item 4 . B . ), a copy of which was included as Exhibit I 0 . I to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 , and incorporated by reference herein . 5. Exclusive license agreement with Thomas Jefferson University dated February I 0 , 20 I 4 (see Item 4 . B . ), a copy of which was included as Exhibit I 0 . 2 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 , and incorporated by reference herein . 6. Exclusive license agreement with Yamaguchi University and Yamaguchi Technology Licensing Organization dated April 8, 20I5 (see Item 4.B.), a copy of which was included as Exhibit I0.3 to our Registration Statement on Form F - I (file no. 333 - 2I9066) filed with the SEC on June 30, 20I7, and incorporated by reference herein. 7. Exclusive license agreement with Galderma Research and Development SNC dated March 29 , 20 I 7 (see Item 4 . B . ), a copy of which was included as Exhibit I 0 . 4 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 , and incorporated by reference herein . 8. Palovarotene program consultancy agreement with Dr . Luca Sangiorgi dated September I 8 , 20 I 5 , for clinical consulting services in support of our palovarotene development program and the potential role of palovarotene as a treatment for MO, a copy of which was included as Exhibit I 0 . 5 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 , and incorporated by reference herein . 9. Agreement for fee - per - service with Instituto Ortopedico Rizzoli dated April 27 , 20 I 7 , for research activities consisting of elaborations and analyses on data extracted from its registries and databases for use in our MO development program, a copy of which was included as Exhibit I 0 . 6 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 , and incorporated by reference herein . II4

I 0 . Commercial sponsored research agreement with Sanford Burnham Prebys Medical Discovery Institute (SBP) dated June 2 I, 20 I 6 , for services provided by SBP as part of a research program led by Dr . Yamaguchi, a professor of human genetics at SBP, including an exclusive option to license any joint - intellectual property, a copy of which was included as Exhibit I 0 . 7 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 , and incorporated by reference herein . D. Exchange Controls We are not aware of any law, governmental decree, regulation or other legislation in Canada that restricts the export or import of capital or which would affect the remittance of dividends, interest or other payments by us to non - Canadian holders of our securities, other than withholding tax requirements . This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made . Prospective investors should consult their own legal advisors with respect to any questions regarding securities law and exchange controls . E. Taxation MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS The following discussion is a general summary of the material U . S . federal income tax considerations for U . S . Holders (defined below) relating to the acquisition, ownership, and disposition, as a capital asset, of common shares issued by our Company (Common Stock) . This discussion is based upon the Code, U . S . Treasury regulations (the Treasury Regulations) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect) . This summary does not address, except as explicitly set forth below, the U . S . federal income tax considerations that may be applicable to any particular taxpayer nor to taxpayers that may be subject to special tax rules (e . g . , financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker - dealers, tax - exempt organizations, holders that are, or that own their Common Stock through, partnerships or other passthrough entities, traders that elect mark - to - market treatment, persons that do not acquire their Common Stock upon original issuance, holders for whom Common Stock is not a "capital asset," holders that are subject to the alternative minimum tax, holders that are not U . S . Holders, holders that have a functional currency other than the U . S . dollar, expatriates and former long - term residents of the United States, persons holding Common Stock as part of a "straddle," "hedge," "constructive sale" or "conversion" or other integrated transaction for U . S . federal income tax purposes, persons that acquire Common Stock pursuant to any employee share option or otherwise as compensation, or holders that own (directly, indirectly or constructively) I 0 % or more of our total combined voting power) . This summary does not address the U . S . estate and gift, alternative minimum, state, local or non - U . S . tax consequences to U . S . Holders (defined below) of the acquisition, ownership, and disposition of the Common Stock . Each U . S . Holder should consult its own tax advisor regarding the U . S . estate and gift, alternative minimum, state, local and non - U . S . tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Stock . II 5

IN VIEW OF THE FOREGOING, EACH INVESTOR AND PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING ALL U.S. FEDERAL, STATE, AND LOCAL AND NON - U.S. INCOME AND OTHER TAX CONSEQUENCES OF AN INVESTMENT IN COMMON STOCK, WITH SPECIFIC REFERENCE TO SUCH INVESTOR'S OWN PARTICULAR TAX SITUATION AND RECENT OR PROPOSED CHANGES IN APPLICABLE LAW. For purposes of this discussion, a "U.S. Person" is: i. a citizen or resident of the United States, ii. a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any political subdivision thereof, iii. an estate the income of which is subject to U.S. federal income taxation regardless of its source, or iv. a trust which (A) is subject to the primary supervision of a United States court and one or more U.S. Persons have the authority to control all substantial decisions of the trust or (B) has otherwise validly elected to be treated as a U.S. Person under the Code. A "U.S. Holder" is a U.S. Person that is a beneficial owner of Common Stock for U.S. federal income tax purposes. If a partnership (or other entity treated as a partnership for U . S . federal income tax purposes) is a beneficial owner of Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership . If a U . S . Holder is a partner of a partnership holding Common Stock, such U . S . Holder is urged to consult its tax advisor regarding an investment in Common Stock . Controlled Foreign Corporation Considerations Our Company is a corporation organized under the laws of Canada . Generally, a non - U . S . corporation, such as us, will be classified as a CFC if more than 50% (by vote or value) of the shares of the corporation are held, directly, indirectly or constructively, by "U . S . Shareholders . " For purposes of this test, a U . S . Shareholder is generally any U . S . Person that possesses, directly, indirectly or constructively, at least I 0 % of the combined voting power of all classes of shares of a non - U . S . corporation . If a non - U . S . corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, the U . S . Shareholders of the CFC will generally be subject to current U . S . federal income tax on certain types of income of the CFC (generally passive forms of income ; including dividends, interest, certain rents and royalties, gain from the sale of property producing such income, gain from commodities transactions, foreign currency gain, income from notional principal contracts, and certain income from certain sales and services) and, in certain circumstances, treated as having received a taxable dividend with respect to earnings of the CFC that are invested in U . S . property (including loans to or investments in certain obligations of a U . S . Person) . Such income is currently taxable to U . S . Shareholders regardless of whether corresponding cash distributions are made by the CFC . Gain recognized on the sale of a CFC's stock may be classified, in whole or in part, as a dividend, if, at any time during the five - year period ending on the sale date, the seller was a U . S . Shareholder with respect to such non - U . S . corporation while it was a CFC . Gain taxable as a dividend pursuant to the CFC rules may be eligible for reduced rates of taxation to non - corporate taxpayers in certain circumstances . See "Distributions on Common Stock," below . II6

Although we believe we qualified as a CFC in prior taxable years, based on our current ownership structure, we do not believe that we are not currently a CFC for U . S . Federal income tax year ending December 3 I, 20 I 7 . However, our ownership includes U . S . Holders that are U . S . Shareholders for U . S . federal income tax purposes . Therefore, while we do not believe we are a CFC, it is possible that, in future, shareholders treated as U . S . Persons could acquire, directly or indirectly, enough shares to be treated as a U . S . Shareholder after application of the constructive ownership rules and, together with any other U . S . Shareholders of our Company, cause our Company to be treated as a CFC for U . S . federal income tax purposes . If we are classified as both a CFC and a PFIC (as discussed below), U . S . Holders that meet the definition of a U . S . Shareholder during the period in which we are a CFC generally will not also be subject to the PFIC rules during such period . A U . S . Holder who is a shareholder may be required to file Form 547 I (Information Return of U . S . Persons with Respect to Certain Foreign Corporations) with the IRS for one or more taxable years . This information return requires certain disclosures concerning the filing U . S . Shareholder, other U . S . Shareholders and us . The CFC rules are complex and may have a significant effect on U . S . Holders that are U . S . Shareholders . EACH PRIOR, CURRENT AND PROSPECTIVE U . S . HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING ALL ASPECTS OF THE CFC RULES . Passive Foreign Investment Company Considerations A non - U . S . corporation, such as us, will be classified as a PFIC for U . S . federal income tax purposes in any taxable year in which, after applying certain look - through rules with respect to the income and assets of certain subsidiaries, either : (i) at least 75 % of its gross income for the taxable year is "passive income" ; or (ii) at least 50 % of the average quarterly value of its total gross assets (which may be determined in part by the market value of outstanding shares of Common Stock, if our Company is a publicly traded corporation) is attributable to assets that produce passive income or are held for the production of passive income . For this purpose, passive income generally includes most types of income subject to current taxation under the CFC rules described above (other than certain sales and service income) and if a non - U . S . corporation owns at least 25 % by value of the stock of another corporation, the non - U . S . corporation is treated as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of such other corporation's income . There are no minimum stock ownership requirements exempting U . S . investors from the PFIC rules . If we are a PFIC for any tax year during which a U . S . Holder owns Common Stock, we will generally continue to be treated as a PFIC with respect to such U . S . Holder in all succeeding years during which such U . S . Holder owns Common Stock, regardless of whether we continue to qualify as a PFIC under the tests described above . Based on certain estimates of our gross income and gross assets, our receipt and intended use of proceeds from our IPO, and the nature of our business, we believe that we qualified as a PFIC for our taxable year ended December 3 I, 20 I 7 and we expect that we will qualify as a PFIC for our taxable year ending December 3 I, 20 I 8 and very possibly, for subsequent years . General PFIC Rules If we are a PFIC, and unless a U . S . Holder makes one of the elections described below, a special tax regime will apply to both (i) any "excess distribution" received by such holder from us (generally, such holder's ratable portion of any distributions in a year which exceeds I 25 % of the average annual distribution received by such holder during the shorter of the three preceding tax years or such holder's holding period for Common Stock) and (ii) any gain realized by such holder on the sale or other disposition of Common Stock . Under the PFIC rules, any such excess distribution and realized gain will generally be treated as though realized ratably over such U . S . Holder's holding period of Common Stock and subject to tax rates applicable to ordinary income . Such income is generally allocated to each previous year when we were a PFIC, taxed at the highest tax rate then in effect applicable to such U . S . Holder for that year and, in addition, is subject to an interest charge . The interest charge is based on the tax deemed deferred from prior years based on the allocation of the income and the resulting tax liability across the U . S . Holder's holding period . If we are determined to be a PFIC, a U . S . Holder will generally be treated as owning a proportionate amount (by value) of shares owned by us in any direct or indirect subsidiaries that are also PFICs (lower - tier PFIC), and will be subject to similar adverse rules with respect to any distributions we receive from, or dispositions we make of, the shares of such subsidiaries . The mark - to - market election (as described below) is not permitted for the shares of any of our subsidiaries that are also classified as PFICs . U . S . holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries . II7

Mark - to - Market Election If we are a PFIC and our Common Stock is treated as "marketable stock" (as described below), a U . S . Holder may make an election to "mark to market" its Common Stock . If a U . S . Holder makes the mark - to - market election, then, in lieu of being subject to the PFIC tax and interest charge rules discussed above, the U . S . Holder generally will recognize as ordinary income any excess of the fair market value of the Common Stock at the end of each taxable year over such U . S . Holder's adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over its fair market value at the end of the taxable year (but in the case of losses, only to the extent of the net amount of income previously included as a result of the mark - to - market election) . If a U . S . Holder makes the election, the U . S . Holder's tax basis in the Common Stock will be adjusted up or down to reflect these income or loss amounts taken into income annually . Any gain recognized on the sale or other disposition of Common Stock in a year when we are a PFIC will continue to be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark - to - market election) but no interest charge is imposed . If a U . S . Holder makes a mark - to market election, it will be effective for the taxable year for which the election is made and for all subsequent taxable years unless Common Stock ceases to be marketable stock or the U . S . Internal Revenue Service (IRS) consents to the revocation of the election . Our Common Stock is regularly traded in The Nasdaq Global Market and therefore is considered marketable stock for purposes of the mark - to - market election . However, there can be no assurance that our Common Stock will continue to be treated as marketable stock . QEF Election Alternatively, a U . S . Holder may make an election to treat us (and each lower - tier PFIC, if any) as a "qualified electing fund" (QEF Election) . If a U . S . Holder makes a QEF Election, in lieu of the treatment described in "General PFIC Rules" above, such U . S . Holder would be required to include in income each year a portion of the "ordinary earnings" and "net capital gains" of our Company or such lower - tier PFIC, even if not distributed to such U . S . Holder . Such U . S . Holder will not be permitted to recognize our current capital losses or ordinary losses . For this purpose, "net capital gain," which is are taxed as ordinary income, are the excess of (a) "earnings and profits" over (b) net capital gain . A U . S . Holder that makes a QEF Election with respect to us (or a lower - tier PFIC, if any) generally may receive a tax - free distribution from us to the extent that such distribution represents our "earnings and profits" that were previously included in income by the U . S . Holder because of the QEF Election . The tax basis in such U . S . Holder's Common Stock will be adjusted to reflect the amount included in income or allowed as a tax - free distribution because of the QEF Election . In addition, a U . S . Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of its Common Stock . If a U . S . Holder does not make a QEF Election for the first year of the U . S . Holder's holding period for its Common Stock in which we were a PFIC with respect to such U . S . Holder, the U . S . Holder may still be able to make a retroactive QEF Election in a subsequent year if such U . S . Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the general PFIC rules discussed above) as if its Common Stock were sold for its fair market value on the day when the QEF Election becomes effective . If a U . S . Holder is permitted to make a retroactive QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U . S . Holder shall continue to be subject to tax under the general PFIC rules discussed above (see, "General PFIC Rules," above . ) II 8

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election . A U . S . Holder will not be currently taxed on the ordinary income and net capital gain of a PFIC with respect to which a QEF Election was made for any taxable year of the non - U . S . corporation during which such corporation does not qualify as a PFIC . We will make due inquiry with our U . S . tax advisors at least annually regarding our status as a PFIC . For each year in which we determine our Company to be a PFIC, we will endeavor to provide to a U . S . Holder, upon its written request, all information necessary for such U . S . Holder to make or maintain a valid QEF Election, with respect to us (and any of our subsidiaries which are lower - tier PFICs (as discussed below) . However, there is no assurance that we will have timely knowledge of the status of any such lower - tier PFIC . In addition, we may not hold a controlling interest in any such lower - tier PFIC and thus there can be no assurance we will be able to cause the lower - tier PFIC to provide the required information . U . S . Holders are urged to consult their own tax advisors regarding the tax issues raised by lower - tier PFICs and the procedure for and adjustability of making a QEF Election . Other PFIC Rules Pursuant to proposed Treasury Regulations, subject to certain exceptions, a U . S . Holder that has not made a timely QEF Election may be required to recognize gain (but not loss) upon certain transfers of its Common Stock that would otherwise be tax - deferred (e . g . , gifts or exchanges pursuant to corporate reorganization provisions) . However, the specific U . S . federal income tax consequences to a U . S . Holder may vary based on the manner in which such stock is transferred . Certain additional adverse rules may apply with respect to a U . S . Holder if we are a PFIC, regardless of whether such U . S . Holder makes a QEF Election . For example, a U . S . Holder that uses its Common Stock as securities for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such stock . Furthermore, non - corporate U . S . Holders will not qualify for the preferential rates of taxation applicable to qualified dividend income as discussed in "Distributions on Common Stock" below . A tax - exempt U . S . Holder will be subject to the PFIC rules discussed above only if a dividend from a PFIC would be treated as unrelated business taxable income to such tax - exempt U . S . Holder . If a U . S . holder owns Common Stock during any taxable year in which we are a PFIC, the U . S . Holder generally will be required to file an IRS Form 862 I (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U . S . Holder's federal income tax return for that year . If our company were a PFIC for a given taxable year, each U . S . Holder should consult its tax advisor concerning any applicable filing requirements . The PFIC rules are complex and may have a significant effect on U . S . Holders . Each prospective U . S . Holder should consult its tax advisor regarding all other aspects of the PFIC rules . Distributions on Common Stock We do not currently make distributions on our common shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business . See "Dividend Policy . " II9

Subject to the CFC and PFIC rules discussed above and herein, a U . S . Holder that receives a distribution with respect to its Common Stock (without reduction for any Canadian tax withheld from such distribution) will be required to include the amount of such distribution in gross income as a dividend to the extent of our current and accumulated "earnings and profits," as determined for U . S . federal income tax purposes . To the extent that a distribution exceeds our current and accumulated "earnings and profits," such distribution will be treated first as a tax - free return of capital to the extent of a U . S . Holder's tax basis in its Common Stock and thereafter as gain from the sale or exchange of such stock . (See "Sale or Other Disposition of Common Stock," below . ) There can be no assurance that we will maintain the calculations of our earnings and profits in accordance with U . S . federal income tax principles, and each U . S . Holder may have to assume that any distribution by us with respect to its Common Stock will constitute ordinary dividend income . In general, dividends received by corporate U . S . Holders on their Common Stock generally will not be eligible for the "dividends received deduction . " However, the 20 I 7 Tax Cuts and Jobs Act allows a domestic corporation that is a U . S . Shareholder of a specified I 0 % owned foreign corporation that satisfies certain holding and other requirements to take a deduction in an amount equal to the foreign - source portion of any dividend received from such specified I 0 % owned foreign corporation (essentially exempting such dividend from U . S . taxation) . In such case, the corporate U . S . Shareholder is required to reduce the basis of its stock in such specified I 0 % owned foreign corporation (but not below zero) by the amount of the allowable dividends received deduction . No foreign tax credit or deduction is allowed for any taxes paid or accrued as to any dividend for which such dividends received deduction is allowed . For this purpose, a specified I 0 % owned foreign corporation is any foreign corporation as to which a corporate U . S . Holder is a U . S . Shareholder, other than a PFIC that is not a CFC . If we are not a PFIC in the tax year of distribution or in the preceding tax year, dividends received by non - corporate U . S . Holders with respect to their Common Stock may constitute "qualified dividend income" and thus, may be eligible for the preferential tax rates applicable to long - term capital gains, provided that (I) we are eligible for the benefits of the United States - Canada income tax treaty as determined in accordance with the provisions of such treaty and certain U . S . federal income tax rules or such Common stock is readily tradable on an established securities market in the United States and (2) certain holding period requirements are satisfied . We expect to be eligible for the benefits of the United States - Canada income tax treaty . In addition, The Nasdaq Global Market should be treated as an established securities market for this purpose, although there can be no assurance that Common Stock will be readily tradable . Subject to the discussions above regarding Corporate U . S . Shareholders of a specified I 0 % owned foreign corporation, dividends will constitute foreign source income for foreign tax credit limitation purposes . If the dividends are qualified dividend income, the amount of the dividend taken into account for purposes of calculating the U . S . foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends . The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income . Dividends distributed by us with respect to Common Stock will generally constitute "passive category income" but could, in the case of certain U . S . Holders, constitute "general category income . " Special rules may also apply to the amount of foreign tax credit that U . S . Holder may claim on a distribution from a PFIC . The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors . EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE UNITED STATES FOREIGN TAX CREDIT RULES TO ITS PARTICULAR SITUATION. I20

If dividends are paid in foreign currency, the amount includible in gross income will be the U . S . dollar value of such dividends, calculated based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U . S . dollars at that time . Any U . S . Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U . S . source income or loss for foreign tax credit purposes . Each U . S . Holder should consult its own U . S . tax advisors regarding foreign currency gain or loss for U . S . federal income tax purposes if any portion of dividends in foreign currency is not converted into U . S . dollars on the date of receipt . Sale or Other Disposition of Common Stock Subject to the PFIC and CFC rules discussed above, a U . S . Holder will generally recognize capital gain or loss upon the sale or other disposition of its Common Stock in an amount equal to the difference between the amount realized upon the disposition and the U . S . Holder's adjusted tax basis in such stock . If Canadian tax is imposed on the sale or other disposition of Common Stock, a U . S . Holder's amount realized will include the gross amount of the proceeds before deduction of such Canadian tax . See "Material Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dispositions . " Subject to the PFIC and CFC rules discussed above, for non - corporate U . S . Holders, capital gains from the sale or other disposition of Common Stock held for more than one year are generally eligible for preferential rates applicable to long - term capital gains . The deductibility of a capital loss is subject to certain limitations . Any gain or loss recognized on the sale of stock of a non - U . S . corporation by a U . S . Holder will generally be treated as U . S . source income or loss for foreign tax credit limitation purposes, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code . Each prospective U . S . Holder should consult its own tax advisor regarding the tax consequences if a Canadian withholding tax is imposed on a disposition of its Common Stock, including the availability of the foreign tax credit under their particular circumstances . Subject to the discussion below under "Backup Withholding," a non - U . S . Holder will not be subject to U . S . federal income or withholding tax on any gain realized on the sale or other disposition of its Common Stock unless (i) such gain is effectively connected with its conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States) ; (ii) such non - U . S . Holder is an individual and has been present in the United States for I 83 days or more in the taxable year of such sale or disposition or as determined under a special "lookback" formula, and certain other conditions are met, or (iii) such non - U . S . Holder is subject to rules applicable to certain expatriates or former long - term residents of the United States . Medicare Tax Certain U . S . Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to an additional 3 . 8 % tax on all or a portion of their "net investment income," which includes, among others, dividends on their Common Stock (including excess distributions treated as dividends), and net gains from the disposition of their Common Stock . U . S . Holders making a mark - to - market election or a QEF Election may be subject to special rules for purposes of this additional tax . Prospective U . S . Holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of this additional tax to their income and gains in respect of their investments in Common Stock . I2I

Certain Reporting Requirements U . S . Persons (and in certain cases, certain non - resident aliens) that are treated as holding certain specified foreign financial assets in excess of certain thresholds may be subject to various U . S . return disclosure obligations . For these purposes, specified foreign financial assets include not only financial accounts maintained with foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a foreign person or entity . U . S . Holders may be subject to these reporting requirements unless their shares of Common Stock are held in an account at certain financial institutions . Penalties for failure to file certain of these information returns are substantial . EACH PRIOR, CURRENT AND PROSPECTIVE U . S . HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH REGARD TO THE U . S . FEDERAL, STATE, LOCAL AND NON - U . S . TAX REPORTING REQUIREMENTS ASSOCIATED WITH AN INVESTMENT IN COMMON STOCK . Backup Withholding Dividend payments with respect to Common Stock and proceeds from the sale, exchange or redemption of Common Stock may be subject to certain information reporting to the IRS and possible United States backup withholding currently at a rate of 24% . Backup withholding will not apply, however, to a U . S . Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding . U . S . Holders that are required to establish their exempt status generally must provide such certification on IRS Form W - 9 . Backup withholding is not an additional tax . Amounts withheld as backup withholding may be credited against a U . S . Holder's United States federal income tax liability, and a U . S . Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information . U . S . Holders should consult their tax advisors regarding the application of the United States backup withholding rules . MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS The following is a general summary, as of the date hereof, of certain material Canadian federal income tax considerations under Canada's Income Tax Act (Canadian Tax Act) generally applicable to a holder who acquires, as beneficial owner, Common Stock . This summary only applies to such a holder who, for the purposes of the Canadian Tax Act and at all relevant times : (i) deals at arm's length and is not affiliated with us, (ii) acquires and holds the Common Stock as capital property, and (iii) has not entered into, and will not enter into, with respect to the Common Stock, a "derivative forward agreement" as that term is defined in the Canadian Tax Act (a Holder) . The Common Stock will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade . This summary is based upon : (i) the current provisions of the Canadian Tax Act in force as of the date hereof ; (ii) all specific proposals (the Tax Proposals) to amend the Canadian Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof ; and (iii) counsels' understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof . This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all . This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial interpretation, decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ from the Canadian federal income tax considerations described herein . I22

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Common Stock must be determined in Canadian dollars based on exchange rates as determined in accordance with the Canadian Tax Act . The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the relevant exchange rate . This summary is not exhaustive of all possible Canadian federal income tax considerations of purchasing, holding or disposing of the Common Stock . Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made . Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Stock in their particular circumstances . Holder Resident in Canada This portion of the summary is generally applicable to a Holder who, for the purposes of the Canadian Tax Act and at all relevant times, is or is deemed to be, a resident of Canada (a Resident Holder) . A Resident Holder whose Common Stock might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39 (4) of the Canadian Tax Act to have its Common Stock and every other "Canadian security" (as defined in the Canadian Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property . Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39 (4) of the Canadian Tax Act is available and/or advisable in their particular circumstances . This portion of the summary is not applicable to a Resident Holder : (i) that is a "financial institution" within the meaning of the Canadian Tax Act (for the purposes of the mark - to - market rules) ; (ii) that is a "specified financial institution" within the meaning of the Canadian Tax Act ; (iii) that reports its "Canadian tax results" within the meaning of the Canadian Tax Act in a currency other than Canadian currency ; or (iv) an interest in which is a "tax shelter investment" within the meaning of the Canadian Tax Act . This summary does not address the possible application of the "foreign affiliate dumping" rules that may be applicable to a Resident Holder that is a corporation that is or becomes, or does not deal at arm's length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that include the acquisition of the Common Stock, controlled by a non - resident corporation for the purposes of the rules in section 2 I 2 . 3 of the Canadian Tax Act . Any such Resident Holder to which this portion of the summary does not apply should consult its own tax advisor with respect to the tax consequences of acquiring Common Stock . Dividends on Common Stock A Resident Holder will be required to include in computing its income for a taxation year any dividend received or deemed to be received on the Common Stock . In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross - up and dividend tax credit rules normally applicable under the Canadian Tax Act to taxable dividends received from taxable Canadian corporations . Taxable dividends that are designated by us as "eligible dividends" will be subject to an enhanced gross - up and tax credit regime in accordance with the rules in the Canadian Tax Act . There may be limitations on our ability to designate dividends as eligible dividends . In the case of a Resident Holder that is a corporation, the amount of any such dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year . In certain circumstances, however, subsection 55 (2) of the Canadian Tax Act will treat a dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain . Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances . I 23

Dispositions of Common Stock A Resident Holder who disposes of or is deemed for the purposes of the Canadian Tax Act to have disposed of Common Stock (other than to the company unless purchased by the company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base as defined in the Canadian Tax Act to the Resident Holder of the Common Stock immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one half of the amount of any capital gain (a "taxable capital gain") realized in such year . Subject to and in accordance with the provisions of the Canadian Tax Act, a Resident Holder will generally be required to deduct one - half of the amount of any capital loss (an "allowable capital loss") realized in the taxation year of disposition against taxable capital gains realized in the same taxation year . Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Canadian Tax Act . If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Common Stock (or a share for which the Common Stock has been substituted) may, in certain circumstances prescribed by the Canadian Tax Act, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Common Stock . Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Stock directly or indirectly through a partnership or a trust . Resident Holders to whom these rules may be relevant should consult their own tax advisors . Other Taxes A Resident Holder that is a "private corporation" or a "subject corporation," as defined in the Canadian Tax Act, will generally be liable to pay a refundable tax of 38 I/ 3 % under Part IV of the Canadian Tax Act on dividends received or deemed to be received on the Common Stock to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year . A Resident Holder that is throughout the relevant taxation year a "Canadian - controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of I 0 2 / 3 % on its "aggregate investment income" (as defined in the Canadian Tax Act) for the year, including taxable capital gains realized on the disposition of Common Stock . Capital gains and taxable dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Canadian Tax Act. Such Resident Holders should consult their own tax advisors in this regard. I24

Holders Not Resident in Canada This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Canadian Tax Act, (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and (ii) does not use or hold, and is not deemed to use or hold, Common Stock in a business carried on in Canada (a Non - Canadian Holder) . Special rules, which are not discussed in this summary, may apply to a Non - Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere . Dividends Dividends paid or credited on the Common Stock or deemed to be paid or credited on the Common Stock to a Non - Canadian Holder will be subject to Canadian withholding tax at the rate of 25% , subject to any reduction in the rate of withholding to which the Non - Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non - Canadian Holder is resident . For example, under the Canada - United States Tax Convention (I 980 ), as amended, where dividends on the Common Stock are considered to be paid to or derived by a Non - Canadian Holder that is a beneficial owner of the dividends and is a U . S . resident for the purposes of, and is entitled to benefits of, such treaty, the applicable rate of Canadian withholding tax is generally reduced to I 5 % or, if such beneficial owner is a corporation that owns at least I 0 % of our voting shares, to 5% . Dispositions A Non - Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of Common Stock, unless the Common Stock are "taxable Canadian property" to the Non - Canadian Holder for purposes of the Canadian Tax Act and the Non - Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non - Canadian Holder is resident . Generally, the Common Stock will not constitute "taxable Canadian property" to a Non - Canadian Holder at a particular time provided that the Common Stock are listed at that time on a "designated stock exchange" (as defined in the Canadian Tax Act), which includes The Nasdaq Global Market, unless at any particular time during the 60 - month period that ends at that time (i) one or any combination of (a) the Non - Canadian Holder, (b) persons with whom the Non - Canadian Holder does not deal at arm's length, and (c) partnerships in which the Non - Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25 % or more of the issued shares of any class or series of our capital stock, and (ii) more than 50 % of the fair market value of the Common Stock was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Canadian Tax Act), (iii) "timber resource properties" (as defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists . Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Common Stock could be deemed to be "taxable Canadian property . " Non - Canadian Holders whose Common Stock may constitute "taxable Canadian property" should consult their own tax advisors . F . Dividends and Paying Agents Not applicable . I25

G. Statement by Experts Not applicable. H. Documents on Display We are subject to the information and reporting requirements of the Exchange Act and file periodic reports and other information with the SEC . Our reports and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at I 00 F Street, N . E . , Washington, D . C . 20549 . Copies of these materials may be obtained at prescribed rates from the SEC at that address . Our reports and other information can also be inspected at no charge on the SEC's website at www . sec . gov . As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders . We are also required to file reports and other information with the securities commissions in Canada. These filings are electronically available, at no charge, from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) on the website www.sedar.com. I. Subsidiary Information We have one wholly - owned subsidiary, Clementia Pharmaceuticals USA Inc . , which is incorporated in the state of Delaware . Item 11 . Qualitative and Quantitative Disclosure About Market Risks Refer to note I 6 to the audited consolidated financial statements contained in Item I 8 . We are exposed to certain financial risks, including liquidity risk, credit risk, interest rate risk and foreign exchange risks . Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due . The Company manages liquidity risk through the management of its capital structure and financial leverage by monitoring its forecasted cash requirements and expected cash drawdowns . The balance of the Company's accounts payable and accrued liabilities is due within one year . Credit risk arises from cash, short and long - term investment, interest and other receivables . The Company holds its cash and short and long - term investments at Canadian and US chartered banks . The credit risk of cash, short and long - term investments and interest receivable from short and long - term investments is limited because the counter - parties are chartered banks with high credit ratings assigned by international credit rating agencies . I26

We are exposed to interest rate risk on our short and long - term investments . The objective of holding term deposits is to invest the Company's excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing operating bank accounts with limited risk to the principal amount invested . We intend to match the maturities of our term deposits with the cash requirements of our operating activities . We do not have in place any tools to manage our interest rate risk . We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short - term nature of the investments . We are exposed to the financial risk related to fluctuations of foreign exchange rates . We incur a portion of our expenditures in Canadian dollars and in Euros . A change in the currency exchange rates between the U . S . dollar relative to the Canadian dollar or the Euro could have a significant effect on our results of operations, financial position or cash flows . We are exposed to currency risk through our cash, sales tax and other receivables and accounts payable and accrued liabilities denominated in Canadian dollars and Euros . We do not have in place any tools to manage our foreign exchange risk, other than keeping expected foreign currency cash requirements in the foreign currency to form a natural hedge . Based on our net exposures as at December 3 I, 20 I 7 , and assuming all other variables remain constant, a I 0 % depreciation or appreciation of the U . S . dollar against the Canadian dollar and the Euro would result in an increase/decrease of less than $ 0 . I million on the Company's results of operations . Item 12 . Description of Securities Other Than Equity Securities A. Debt securities Not applicable . B. Warrants and Rights Not applicable . C. Other Securities Not applicable . D. American Depositary Shares Not applicable . PART II Item 13. Defaults, Dividend, Arrearages and Delinquencies Not applicable. I27

Item 14 . Material Modifications to the Rights of Security Holders and Use of Proceeds There has been no change to the information provided in our registration statement filed on Form F - I, dated August I, 20 I 7 . Item 15 . Controls and Procedures Internal controls over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company . A company's internal control over financial reporting, or ICFR, is a process designed by, or under the supervision of, a company's principal executive and principal financial officers, or persons performing similar functions, and effected by a company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS . A material weakness is defined as a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis . The two material weaknesses in ICFR identified as of December 3 I, 20 I 6 were : (i) the valuation of the embedded derivative and related preferred shares liability accounting, and (ii) lack of segregation of duties due to super - user access and insufficient journal entry review throughout the entire fiscal year . The preferred shares were converted into common shares in August 20 I 7 upon completion of our IPO . Management introduced a new control in the fourth quarter of 20 I 6 related to journal entry review, and in April 20 I 7 management introduced further controls related to super - user access . These new controls combined have remediated the material weakness related to segregation of duties . Management assessed the effectiveness of the Company's ICFR using the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control - Integrated Framework of 2003 (COSO). Based on this assessment, our principal executive officer and principal financial officer concluded that, as of December 3 I, 20 I 7 , the Company's ICFR was effective. The design of any system of internal controls and procedures is based in part upon certain assumptions about the likelihood of future events . There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote . Disclosure controls and procedures As at December 3 I, 20 I 7 , an evaluation of the effectiveness of our disclosure controls and procedures (DCP) was carried out by our management under the supervision of and with the participation of the principle executive officer and principal financial officer . Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our Management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure . It should be noted that while our principal executive officer and principal financial officer have concluded that our DCP are effective and provide a reasonable level of assurance, they do not expect that the DCP or ICFR will prevent all errors and fraud . A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met . I 28

Changes in ICFR During the year ended December 3I, 20I7, other than as noted above, there were no changes made to the Company's ICFR that have materially affected or are reasonably likely to materially affect our ICFR or DCP. Attestation Report of the Registered Public Accounting Firm Because we are an "emerging growth company" under the rules of the SEC, this Annual Report is not required to include, and does not include, an attestation report of our independent registered public accounting firm with respect to our internal control over financial reporting. Item 16. [Reserved] Item 16A. Audit Committee Financial Expert Our Board has determined that each of the Audit Committee members, Allan Mandelzys, David P. Bonita, and Pierre Legault, is a financial expert and each is independent pursuant to Rule 5605(d)(2) of the NASDAQ Capital Market and Rule I0A - 3 of the Exchange Act. Item 16B. Code of Ethics Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors . A copy of this Code of Business Conduct and Ethics is available on our website at www . clementiapharma . com or, without charge, upon written request to Clementia Pharmaceuticals Inc . , 4 I 50 Sainte - Catherine Street West, Suite 550 , Montreal, Quebec, Canada H 3 Z 2 Y 5 , Attention : Investor Relations, telephone I - 5 I 4 - 940 - I 080 or via email at info@clementiapharma . com . The Corporate Governance and Nominating Committee of our board of directors is responsible for overseeing the Code of Business Conduct and Ethics and must approve any waivers from the Code of Business Conduct and Ethics for employees, executive officers and directors . There were no amendments to our Code of Business Conduct and Ethics since its adoption . We did not grant any waivers to the provisions of our Code of Business Conduct and Ethics during the fiscal year ended December 3 I, 20 I 7 . Item 16C. Principal Accountant Fees and Services KPMG LLP (KPMG) is our independent registered public accounting firm and is located in Montreal, Canada. Total fees billed to us for professional services provided by KPMG for the years ended December 3I, 20I7 and 20I6 are as follows: I29

2017 (1) 2016 (1) $ Audit fees Audit - related fees Tax fees Other fees 362 , 35 0 $ - 35 , 065 - I5I,465 - 6 , 820 - $ 397,4 I 5 $ I 58,285 (I) Fees paid in Canadian dollars have been converted to US dollars for purposes of the table . For 20 I 7 , the US dollar per Canadian dollar exchange rate used for such conversion was $ 0 . 7703 ( $ 0 . 758 I in 20 I 6 ), which was the Company's average exchange rate for the year ended December 3 I, 20 I 7 (December 3 I, 20 I 6 ) based on Bloomberg Markets CADUSD : CUR spot exchange rates . Audit fees consist of fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and 20 - F filing with the SEC, services in relation to the Company's IPO and any other professional services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements . Audit - related fees consist of fees paid for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under the heading "Audit fees" above. Tax fees consist of tax consultation, tax advise and tax compliance services for the Company and its subsidiaries. Other fees are for services other than those described under the above headings. Pre - Approval Policies and Procedures The Audit Committee pre - approved all audit services to be provided to us by our independent auditors . The Audit Committee's policy regarding the pre - approval of non - audit services to be provided to us by our independent auditors is that all such services shall be pre - approved by the Audit Committee or by the Chair of the Audit Committee, who must report all such pre - approvals to the Audit Committee at their next meeting following the granting thereof . Non - audit services that are prohibited to be provided to us by our independent auditors may not be pre - approved . In addition, prior to granting any pre - approval, the Audit Committee or the Chair, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors . In 20 I 7 and 20 I 6 , no services described above were approved by the Audit Committee pursuant to the pre - approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2 - 0 I of Regulation S - X . Item 16 D . Exemptions from the Listing Standards for Audit Committees Not applicable . Item 16 E . Purchases of Equity Securities by the Issuer and Affiliated Purchasers Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year . Item 16 F . Change in Registrant's Certifying Accountant Not applicable . I 30

Item 16 G . Corporate Governance On August 2 , 20 I 7 , we listed our Common Shares for trading on NASDAQ . NASDAQ listing rules permit the Company to follow certain home country practices in lieu of compliance with certain NASDAQ corporate governance rules . Set forth below are the requirements of NASDAQ's Rule 5600 Series that the Company does not follow and the home country practices that it follows in lieu thereof and other differences from domestic U . S . companies that apply to us under NASDAQ's corporate governance rules . Shareholder Approval in Connection with Certain Transactions : NASDAQ's Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including : (i) a transaction other than a public offering involving the sale under certain circumstances of 20 % or more of the issuer's common shares outstanding prior to the transaction at a price less than the greater of book value or market value, (ii) the acquisition of the stock or assets of another company ; (iii) equity - based compensation of officers, directors, employees or consultants and (iv) a change of control . Under the exemption available to foreign private issuers under NASDAQ Rule 56 I 5 (a)(3), the Company does not follow NASDAQ Rule 5635 . Instead, and in accordance with the NASDAQ exemption, the Company complies with applicable Canadian corporate and securities regulatory requirements . Disclosure of Waivers of Code of Business Conduct and Ethics : Domestic U . S . NASDAQ listed companies are required under NASDAQ Rule 56 I 0 to disclose any waivers of their codes of conduct for directors or executive officers in a Form 8 - K within four business days . As a foreign private issuer we are required to disclose any such waivers either in a Form 6 - K or in the Company's next Form 20 - F . Compensation Committee Mandate : NASDAQ Rule 5605 (d) requires that the mandate of the Compensation Committee include accountability to external advisors . Our Compensation Committee Mandate does not currently include such requirements which is consistent with applicable Canadian corporate and securities regulatory requirements . Item 16 H . Mine Safety Disclosure Not applicable . Item 17 . Financial Statements See Item I 8 below . Item 18 . Financial Statements The financial statements appear on pages F - I through F - 38 . I3I

Item 19. EXHIBITS Exhibit No . Description I0.I I0 . 2 I 0 . 3 I0 . 4 I0 . 5 I0 . 6 I0 . 7 I 0 . 8 3.I Articles of Amendment of Clementia Pharmaceuticals Inc. (incorporated by reference to Exhibit 3.I to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). 3.2 Amended and Restated By - Law No. I of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). 4.2 Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F - I (file no. 333 - 2I9066) filed with the SEC on June 30, 20I7) . License Agreement, by and among F. Hoffman - La Roche Ltd, Hoffman - La Roche Inc. and Clementia Pharmaceuticals Inc. dated January 4, 20I3 (incorporated by reference to Exhibit I0.I to our Registration Statement on Form F - I (file no. 333 - 2I9066) filed with the SEC on June 30, 20I7) . Exclusive License Agreement by and between Thomas Jefferson University and Clementia Pharmaceuticals Inc. dated February I0 , 20I4 (incorporated by reference to Exhibit I0.2 to our Registration Statement on Form F - I (file no. 333 - 2I9066) filed with the SEC on June 30, 20I7) . Exclusive License Agreement by and among Yamaguchi University, Yamaguchi Technology Licensing Organization and Clementia Pharmaceuticals Inc. dated April 8, 20I5 (incorporated by reference to Exhibit I0.3 to our Registration Statement on Form F - I (file no . 333 - 2I9066) filed with the SEC on June 30, 20I7) . Exclusive License Agreement by and between Galderma Research & Development SNC and Clementia Pharmaceuticals Inc. dated March 29, 20I7 (incorporated by reference to Exhibit I0.4 to our Registration Statement on Form F - I (file no. 333 - 2I9066) filed with the SEC on June 30, 20I7) . Palovarotene Program Consultancy Agreement between Clementia Pharmaceuticals Inc . and Luca Sangiorgi dated September I 8 , 20 I 5 (incorporated by reference to Exhibit I 0 . 5 to our Registration Statement on Form F - I (file no . 333 - 2 I 9066 ) filed with the SEC on June 30 , 20 I 7 ) . Agreement for fee - per - service between Clementia Pharmaceuticals Inc. and Instituto Ortopedico Rizzoli dated April 27, 20I7 (incorporated by reference to Exhibit I0.6 to our Registration Statement on Form F - I (file no. 333 - 2I9066) filed with the SEC on June 30, 20I7) . Commercial Sponsored Research Agreement by Sanford Burnham Prebys Medical Discovery Institute and Clementia Pharmaceuticals Inc. dated June 2I, 20I6 (incorporated by reference to Exhibit I0.7 to our Registration Statement on Form F - I (file no. 333 - 2I9066) filed with the SEC on June 30, 20I7) . Third Amended and Restated Stock Option Plan (incorporated by reference to Exhibit I0.8 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). I32

I 0 . 9 I0.I0 I0.II I0.I2 I0.I3 I 0 .I 4 I0.I5 I0.I6 I 2 . I * I 2 . 2 * I 3 . I * I3.2* 20I7 Omnibus Plan (incorporated by reference to Exhibit I0.9 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Employee Share Purchase Plan (incorporated by reference to Exhibit I0.I0 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit I0.II to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Employment Agreement with Clarissa Desjardins (incorporated by reference to Exhibit I0.I2 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Employment Agreement with Donna Roy Grogan (incorporated by reference to Exhibit I0.I3 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Employment Agreement with Eric Grinstead (incorporated by reference to Exhibit I0.I4 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Employment Agreement with Jeffrey Packman (incorporated by reference to Exhibit I0.I5 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Employment Agreement with Michael Singer (incorporated by reference to Exhibit I0.I6 to our Registration Statement on Form F - I/A (file no. 333 - 2I9066) filed with the SEC on July 2I, 20I7). Rule I3a - I4(a)/I5d - I4(a) Certification of Chief Executive Officer Rule I3a - I4(a)/I5d - I4(a) Certification of Chief Financial Officer Certification of Chief Executive Officer pursuant to I8 U.S.C. Section I350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 . Certification of Chief Financial Officer pursuant to I8 U.S.C. Section I350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 . Consent of KPMG LLP . 23.I* * Included herewith. I33

S I G NA T UR E S The registrant hereby certifies that it meets all of the requirements for filing on annual report Form 20 - F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf. Date: February 27, 20I8 Clementia Pharmaceuticals Inc. By: /s/ Clarissa Desjardins Name: Clarissa Desjardins Title: President and Chief Executive Officer By: /s/ Michael Singer Name: Michael Singer Title: Chief Financial Officer I34

Clementia Pharmaceuticals Inc. Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 F - I

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and the Board of Directors of Clementia Pharmaceuticals Inc. Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of Clementia Pharmaceuticals Inc . (the "Company") as of December 3 I, 20 I 7 , and 20 I 6 , the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 3 I, 20 I 7 , and the related notes (collectively referred to as the "financial statements") . In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 3 I, 20 I 7 , and 20 I 6 , and its financial performance and its cash flows for each of the three years in the period ended December 3 I, 20 I 7 , in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board . Basis for Opinion These financial statements are the responsibility of the Company's management . Our responsibility is to express an opinion on the Company's financial statements based on our audits . We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U . S . federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada . KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity . KPMG Canada provides services to KPMG LLP . F - 2

Page 2 We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. We have served as the Company's auditor since 20I6. /s/ KPMG LLP* February 27, 20I8 Montreal, Canada *CPA auditor, CA, public accountancy permit No. AI 252 II F - 3

Clementia Pharmaceuticals Inc. Consolidated Statements of Financial Position As at (in US dollars) Note December 31, 2017 December 3I, 20I6 Assets Current assets Cash $ 36,230,343 $ 9,434,495 Short - term investments 5 30 , 000 , 000 30 , 000 , 000 Interest receivable 575 , 499 307 , 579 Sales tax and other receivables 94 , 497 90 , 966 Income tax and tax credits receivable 977 , 901 I39 , 223 Prepaid expenses 3 , 798 , 882 652 , I58 Total current assets 71 , 677 , 122 40 , 624 , 42I Non - current assets Long - term investments 5 75 , 000 , 000 - Property and equipment 33 , 084 38 , I63 Intangible assets 6 1 , 715 , 192 894 , 584 Total non - current assets 76 , 748 , 276 932 , 747 Total assets $ 148,425,398 $ 4I,557,I68 Liabilities Current liabilities Accounts payable and accrued liabilities $ 6,718,666 $ 4,52I,537 Income taxes payable - 2 , I76 Total current liabilities 6 , 718 , 666 4 , 523 , 7I3 Non - current liabilities Preferred shares Embedded derivatives 7 7 - - 67,880,952 II7,824,6II Total non - current liabilities - I85 , 705 , 563 Total liabilities $ 6,718,666 I90 , 229 , 276 Equity Common shares 8 230 , 659 , 692 272 , 39I Contributed surplus 2 , 659 , 348 498 , 47I Deficit ( 91 , 612 , 308) (I49,442,970) Total equity 141 , 706 , 732 (I48,672,I08) Commitments and contingencies Subsequent events I 4 I8 Total equity and liabilities $ 148,425,398 $ 4I,557,I68 The accompanying notes are an integral part of these consolidated financial statements. On behalf of the Board: /s/ David Bonita, M.D. Director /s/ Allan Mandelzys, Ph.D. Director F - 4

Clementia Pharmaceuticals Inc. Consolidated Statements of Changes in Equity (in US dollars) S h a r e s C o mm o n s h a r e s $ C on t r i bu t e d s u r p l u s $ D e f i c it $ E qu ity $ December 31, 2014 2 , I79 , I82 I94 , 65I I87 , 080 ( I6 , 034 , 048) ( I5 , 652 , 3I7) Issuance of common stock 4I , I38 I2 , 008 - - I2 , 008 Exercise of stock options I3I , 027 65 , 732 ( 27 , 484) - 38 , 248 Shared - based compensation - - I64 , 456 - I64 , 456 Net loss and comprehensive loss - - - ( 75 , 896 , 943) ( 75 , 896 , 943) December 31, 2015 2 , 35I , 347 272 , 39I 324 , 052 ( 9I , 930 , 99I) ( 9I , 334 , 548) Share - based compensation (note 9) - - I74 , 4I9 - I74 , 4I 9 Net loss and comprehensive loss - - - ( 57 , 5II , 979) ( 57 , 5II , 979) December 31, 2016 2 , 35I , 347 272 , 39I 498 , 47I (I49,442,970) (I48,672,I08) Issuance of common shares upon public offering 9 , I9I , 000 I37 , 865 , 000 - - I37 , 865 , 000 Share issuance costs - ( I0 , 236 , 593) - - ( I0 , 236 , 593) Conversion of preferred shares (note 7) 20 , 076 , 224 I02 , 707 , 268 - - I02 , 707 , 268 Excess of carrying value of preferred shares and embedded derivatives liabilities, over the stated capital of the preferred shares (note 7) - - I73 , 285 , 855 - I73 , 285 , 855 Deficit reduction (note 7) - - (I73,285,855) I73 , 285 , 855 - Exercise of stock options 99 , 0I3 5I , 626 ( 20 , 038) - 3I , 588 Share - based compensation (note 9) - - 2 , I80 , 9I5 - 2 , I80 , 9I5 Net loss and comprehensive loss - - - ( II5 , 455 , I93) ( II5 , 455 , I93) December 31, 2017 31 , 717 , 584 230 , 659 , 692 2 , 659 , 348 ( 91 , 612 , 308) 141 , 706 , 732 The accompanying notes are an integral part of these consolidated financial statements. F - 5

Clementia Pharmaceuticals Inc. Consolidated Statements of Net Loss and Comprehensive Loss (in US dollars) N o te Year ended December 31, 2017 Year ended December 3I, 20I6 Year ended December 3I, 20I5 Expenses Research and development expenses $ 27 , 405 , 648 $ I6 , 85I , 974 $ I4,396,563 Tax credits ( 1 , 237 , 028) ( I39 , 2I2) ( I65 , I24) 26 , 168 , 620 I6 , 7I2 , 762 I4,23I,439 General and administrative expenses 9 , 287 , 036 3 , 405 , 6I5 5 , 478 , 833 Interest income ( 1 , 082 , 030) ( 398 , 559) ( I09 , 670) Financial expenses I 3 80 , 437 , 802 37 , 645 , 707 56,I40,I2I Net loss before income taxes 114 , 811 , 428 57 , 365 , 525 75,740,723 Income tax expense II 643 , 765 I46 , 454 I56 , 220 Net loss and comprehensive loss $ (115,455,193) $ ( 57 , 5II , 979) $ (75,896,943) Basic and diluted loss per share $ ( 7 . 93 ) $ ( 24 . 46) $ (33.06) Weighted average number of outstanding basic and diluted shares 14 , 560 , 482 2 , 35I , 347 2 , 295 , 402 The accompanying notes are an integral part of these consolidated financial statements. F - 6

Clementia Pharmaceuticals Inc. Consolidated Statements of Cash Flows (in US dollars) Note Year ended December 31, 2017 Year ended December 3I, 20I6 Year ended December 3I, 20I5 Operating activities Net loss $ (115,455,193) $ ( 57 , 5II , 979) $ (75,896,943) Adjusting items Interest income recognized in net loss ( 1 , 082 , 030) ( 398 , 559) ( I09 , 670) Depreciation of property and equipment 25 , 297 35 , 055 I4 , 506 Amortization of intangible assets 6 179 , 392 I37 , 526 I34 , 258 Transaction costs recognized in net loss 35 , 175 - 8I9 , 27I Embedded derivative loss recognized in net loss 7 77 , 902 , 663 33 , 982 , 042 52,563,759 Accretion of preferred shares 7 2 , 479 , 162 3 , 742 , I78 2 , 378 , 992 Share - based compensation 9 2 , 180 , 915 I74 , 4I9 I64 , 456 Net foreign exchange (gain) loss ( 40 , 913) ( 82 , 589) 382 , 982 Income tax expense recognized in net loss II 643 , 765 I46 , 454 I56 , 220 Income taxes paid ( 392 , 620) ( 98 , 2I8) ( 296 , 630) Tax credit ( 330 , 000) - - Net changes in working capital Sales tax and other receivables 3 , 641 ( 48 , 207) 24 , 435 Income tax and tax credits receivable ( 761 , 999) 238 , 690 ( 85 , 360) Prepaid expenses ( 3 , 146 , 724) 350 , I29 65 , 757 Accounts payable and accrued liabilities 2 , 193 , 009 504 , 976 2 , 060 , 688 Net operating cash flows ( 35 , 566 , 460) ( I8 , 828 , 083) ( I7 , 623 , 279) Investing activities Interest income received 814 , 110 95 , 526 I05 , I24 Acquisition of short - term investments (134,000,000) ( 40 , 000 , 000) ( 40 , 000 , 000) Maturity of short - term investments 59 , 000 , 000 I0 , 000 , 000 40,000,000 Acquisition of property and equipment ( 20 , 218) ( 27 , 9I8) ( 48 , 855) Acquisition of intangible assets 6 ( 1 , 000 , 000) - ( II6 , 276) Net investing cash flows ( 75 , 206 , 108) ( 29 , 932 , 392) ( 60 , 007) Financing activities Issuance of common shares 8 31 , 588 - 50 , 256 Proceeds of IPO 8 137,865,000 - - Issuance costs - IPO 8 ( 10 , 236 , 593) - - Issuance of Preferred Shares 7 10 , 000 , 080 - 73,I82,730 Issuance costs - Preferred Shares 7 ( 129 , 520) - ( 2 , 56I , 5I8) Net financing cash flows 137,530,555 - 70,67I,468 Net increase (decrease) in cash 26 , 757 , 987 ( 48 , 760 , 475) 52,988,I82 Cash, beginning of year 9 , 434 , 495 58 , I06 , 885 5 , 503 , 938 Effect of exchange rate fluctuations on cash held 37 , 861 88 , 085 ( 385 , 235) Cash, end of year $ 36,230,343 $ 9 , 434 , 495 $ 58,I06,885 The accompanying notes are an integral part of these consolidated financial statements. F - 7

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) 1. General information Clementia Pharmaceuticals Inc . (the Company or Clementia) is a clinical stage biopharmaceutical company innovating new treatments for people with ultra - rare bone disorders and other diseases . The Company's lead product candidate, palovarotene, is an oral small molecule that has show potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues . The Company is developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO) and other diseases . In July 20 I 7 , the Company amended its articles of incorporation to effect a II . 99 - for - I stock - split of all of the Company's common shares . The stock - split became effective on July I 9 , 20 I 7 and, as a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in these consolidated financial statements have been retrospectively adjusted to reflect this stock - split for all periods presented . In August 20 I 7 , the Company completed its initial public offering (IPO) and issued 9 ,I 9 I, 000 common shares at $ I 5 per share, including the underwriters' over - allotment option, for total gross proceeds of $ I 37 , 865 , 000 . The Company's common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA . Clementia is a development stage company and has not generated any product revenues to date . The Company has incurred net losses in each year since its inception . Net losses were $ II 5 , 455 ,I 93 , $ 57 , 5 II, 979 and $ 75 , 896 , 943 for the years ended December 3 I, 20 I 7 , 20 I 6 and 20 I 5 , respectively, resulting primarily from non - cash finance charges incurred in connection with the accounting of our preferred shares and embedded derivatives, as well as costs incurred in connection with research and development activities and general and administrative costs associated with operations . As of December 3 I, 20 I 7 , the Company had an accumulated deficit of $ 9 I, 6 I 2 , 308 . In August 20 I 7 , all outstanding Class A, B and C redeemable preferred shares were converted on a one - for - one basis into common shares of the Company . In connection therewith, the Company eliminated the $ I 73 , 285 , 855 contributed surplus created by the conversion of the preferred shares into common shares, an amount equal to the excess of the carrying value of the preferred share liabilities and embedded derivatives liabilities immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares, and reduced its deficit in the third quarter of 20 I 7 by a corresponding amount of $ I 73 , 285 , 855 . Operating activities used $ 35 , 566 , 460 , $ I 8 , 828 , 083 and $ I 7 , 623 , 279 in cash for the years ended December 3 I, 20 I 7 , 20 I 6 and 20 I 5 , respectively . The Company expects that its existing cash and short - term investments as of December 3 I, 20 I 7 will enable it to fund its planned operating expenses for at least the next twelve months from December 3 I, 20 I 7 . F - 8

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) We expect to incur significant expenses and continued operating losses for the foreseeable future . We expect our expenses will increase substantially in connection with our ongoing activities, particularly as we advance clinical development of palovarotene by conducting clinical trials ; continue research and development efforts to support clinical development of additional RARy agonist candidates ; continue to engage contract manufacturing organizations (CMOs) to manufacture our clinical study materials and to develop large - scale manufacturing capabilities ; seek regulatory approval for our product candidates ; add personnel to support our product development and future commercialization ; add operational, financial and management information systems ; maintain, leverage and expand our intellectual property portfolio ; and continue to operate as a public company . We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which we expect will take a number of years and is subject to significant uncertainty . If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution . As a result, we may need additional financing to support our continuing operations . Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties . Arrangements with collaborators or others may require us to relinquish certain rights related to our technologies or product candidates . Adequate additional financing may not be available to us on acceptable terms, or at all . Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy . The Company will need to generate significant revenue to achieve profitability and it may never do so . Clementia is incorporated under the laws of Canada . The address of the Company's registered head office is 4 I 50 Sainte - Catherine Street West, Suite 550 , Montreal, Quebec, Canada, H 3 Z 2 Y 5 . The consolidated financial statements of the Company as at December 3 I, 20 I 7 and 20 I 6 , and for the years ended December 3 I, 20 I 7 . 20 I 6 and 20 I 5 were approved by the board of directors of the Company and authorized for issue on February 27 , 20 I 8 . 2. Significant accounting policies a. Statement of compliance and basis of preparation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) . These consolidated financial statements have been prepared on the historical cost basis except for the valuation of the preferred shares, embedded derivatives, as well as the share - based payment transactions as explained in the accounting policies below . Historical cost is generally based on the fair value of the consideration given in exchange for goods and services at the time of acquisition . F - 9

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31 , 2017 , 2016 and 2015 (in US dollars) Fair value is the price that would be received in selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique . In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date . In addition, for financial reporting purposes, fair value measurements are categorized into Level I, 2 , or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows :  Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;  Level 2 inputs are inputs, other than quoted prices included within Level I, that are observable for the asset or liability, either directly or indirectly; and  Level 3 inputs are unobservable inputs for the asset or liability. The principal accounting policies are set out below. b. Basis of consolidation These consolidated financial statements include the accounts of the Company and those of its wholly - owned subsidiary, Clementia Pharmaceuticals USA Inc . , together, the "Group" . Clementia Pharmaceuticals USA Inc . is an entity incorporated in the state of Delaware, with a registered office in Auburndale, Massachusetts, in the United States . Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases . Control is achieved when the Company has the power over the investee ; is exposed or has the rights to variable returns from its involvement with the investee ; and has the ability to use its power to affect its return . The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed beforehand . All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transaction between members of the Group are eliminated in full on consolidation . c. Functional and presentation currency Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency) . These consolidated financial statements are presented in United States dollars (USD), which is the Company's functional and presentation currency . F - I0

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) d. Foreign currency transactions In preparing these consolidated financial statements, transactions in currencies other that the Company's functional currency are recognized at rates of exchange prevailing at the dates of the transactions . At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date . Non - monetary items that are measured in terms of historical cost in a foreign currency are not retranslated . Exchange differences on monetary items are recognized in profit or loss in the period in which they arise . e. Cash Cash is limited to current balances with banks and similar institutions that have an insignificant risk of change in value . f. Short and long - term investments Short - term investments are highly liquid investments with an original maturity greater than three months but less than one year . Long - term investments are highly liquid investments with an original maturity greater than one year . Our investment portfolio consists of guaranteed investment certificates . g. Property and equipment Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses, if any . Historical cost includes expenditures that are directly attributable to the acquisition of such items . Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably . All other repairs and maintenance are charged to profit and loss in the period in which they are incurred . Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their estimated useful lives, using the straight - line method as follows . Computer hardware Office equipment Furniture Leasehold improvements Straight - line over 2 years Straight - line over 2 years Straight - line over 5 years Straight - line over the term of the lease The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. F - II

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset . Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss . h. Intangible assets Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses, if any . Amortization is recognized on a straight - line basis over their estimated useful lives ranging from 9 to 20 years . The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis . All intangible assets have been purchased from third parties and have not been internally generated . An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal . Gains or losses from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized . i. Impairment of tangible and intangible assets At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss . If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any . When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash - generating unit to which the asset belongs . When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash - generating units, or otherwise they are allocated to the smallest group of cash - generating units for which a reasonable and consistent allocation basis can be identified . Recoverable amount of a cash - generating unit is the higher of fair value less costs of disposal and value in use . In assessing value in use, the estimated future cash flows are discounted to their present value using a pre - tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted . If the recoverable amount of an asset or cash - generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash - generating unit is reduced to its recoverable amount . An impairment loss is recognized immediately in profit or loss . When an impairment loss subsequently reverses, the carrying amount of the asset or cash - generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash - generating unit in prior periods . A reversal of an impairment loss is recognized immediately in profit or loss . F - I2

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) j. Government assistance Government assistance, consisting of investment tax credits and orphan drug tax credits, is recorded as a reduction of the related expense or against the cost of the asset acquired . Government assistance is recognized when there is reasonable assurance that the Company has met the requirements of the approved research program, when there is reasonable assurance that benefits will be received and all attached conditions have been complied with . Investment tax credits consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's research and development programs . Research and development costs are expensed as incurred . Overhead expenses comprise general and administrative support provided to the research and development program and involve costs associated with support activities such as office services, information technology and human resources . Orphan drug tax credits consist of direct expenditures associated with the Company's orphan drug clinical trials . Investment tax credits and orphan drug tax credits are recorded based on management estimates of amounts for which there is reasonable assurance that they will be received and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially which could result in adjustments to profits or losses . k. Share - based payments Equity - settled share - based payments to employees and directors providing similar services are measured at the fair value of the equity instruments at the grant date . The Company recognizes the compensation cost of share - based payments using a graded vesting method where each installment that vests is treated as its own award and each installment is measured and recognized separately . The fair value determined at the grant date for each tranche of the equity - settled share - based payments is expensed over the vesting period on a straight - line basis, based on the Company's estimate of equity instruments that will eventually vest, with a corresponding increase in contributed surplus . At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest . The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus . l. Share capital Common shares are classified as equity . Incremental costs directly attributable to the issuance of shares and stock options are recognized as a deduction from share capital, net of any tax effects . m. Income taxes Income tax expense represents the sum of the tax currently payable and deferred tax . F - I3

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31 , 2017 , 2016 and 2015 (in US dollars) Current tax The tax currently payable is based on taxable profit for the year . Taxable profits differ from profits or losses as reported in the consolidated statements of net loss and comprehensive loss because items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible . The Group's current tax is calculated using tax rates that have been enacted or substantively enacted at the end of the reporting period . Deferred tax Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit . Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period . The measurement of deferred tax liabilities and assets reflect the tax consequences that would flow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities . The effect of a change in tax rates is recognized in the period during which the tax rate change occurs . Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously . A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized . In the Company's case, recurring operating losses expected to be incurred throughout the development years create tax assets that may reduce future taxable earnings, if any . The carrying amount of deferred tax assets is reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or a part of the asset to be recovered . In assessing whether deferred tax assets may be realized, management considers the likelihood that some portion or all of the tax assets will be realized . The ultimate use of net deferred tax assets is dependent upon the generation of future taxable income or available tax planning strategies in making this assessment . Since the Company is a development stage company, the generation of future taxable income is dependent on the successful commercialization of its products and technologies . Management has determined that it is not "more likely than not" that the benefits of the deferred tax assets will be recovered and these have thus not been recorded . n. Loss per share Loss per share is determined using the weighted average number of common shares outstanding during the period . F - I 4

Clementia Pharmaceuticals Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017, 2016 and 2015 (in US dollars)

Diluted loss per share is determined by adjusting the loss and the weighted average number of common shares for the effects of all dilutive potential common shares, which comprise the preferred shares and employee stock options.

o. Employee benefits

Short-term employee benefit obligations are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present, legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

p. Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual obligations of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets or financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial instruments are classified into the following specified categories: 'at fair value through profit or loss' (FVTPL), 'held to maturity' investments, 'available for sale' (AFS), 'loans and receivables' and 'other financial liabilities'. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company's financial instruments have been classified as follows:

Financial instrument	Classification	Measurement
Cash	Loans and receivables	Amortized cost
Short and long-term investments	Loans and receivables	Amortized cost
Interest and other receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Preferred shares	Other financial liabilities	Amortized cost
Embedded derivatives	FVTPL	Fair value

F-15

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) Loans and receivables are non - derivative financial assets with fixed or determinable payments that are not quoted in an active market . Loans and receivables are recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method, less any impairment . Interest income is recognized by applying the effective interest rate, except for short - term receivables when the effect of discounting is immaterial . Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period . Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected . At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired as a result of one or more events that occurred after the initial recognition of the financial asset and which have an impact on the estimated future cash flows of the asset . The losses arising from impairment, if any, are recognized in profit and loss in the period in which they were incurred . Other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest method . A financial liability is derecognized when the obligation underlying the liability is discharged or cancelled or expires . Financial liabilities at FVTPL are recognized and subsequently measured at fair value at each reporting date with changes in fair value recorded in profit and loss in the period in which they arise . Transaction costs are allocated to financial liabilities at FVTPL and are expensed in profit and loss at inception . Classification as debt or equity Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument . An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities . Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs . Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities . A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire . Embedded derivatives An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand - alone derivative . Embedded derivatives that are separated from the host contract are accounted for at FVTPL . F - I6

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) The terms of the preferred shares include an embedded conversion feature which provides for the conversion of the preferred shares into common shares at a variable rate due to a price protection feature (down - round protection) . The Company determined that the conversion feature was an embedded derivative liability that required separation from the financial liability host contract . The embedded derivative liability is recognized and measured at fair value at each reporting date with changes in fair value recorded in financial expenses in profit and loss in the period in which they arise . The liability component is determined at inception by deducting the fair value of the embedded derivative from the fair value of the instrument as a whole . Transaction costs that relate to the issue of the preferred shares are allocated to the liability and embedded derivative components in proportion to the allocation of the gross proceeds . Transaction costs relating to the embedded derivative liability component are expensed directly in profit and loss and transaction costs relating to the financial liability component are included in the carrying amount of the liability component and are amortized over the expected lives of the convertible instrument using the effective interest method . Effective interest method The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest over the relevant period . The effective interest rate is the rate that discounts estimated future cash receipts (including transaction costs and other premiums or discounts) through the expected term of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition . q. Interest income The Company earns interest on its cash in current bank accounts and on its short and long - term investments . Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of interest can be measured reliably . Interest income is accrued on a time basis, by reference to the principal amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition . r. Operating Leases The Company's leases are operating leases . The leased assets are not recognized in the Company's consolidated statements of financial position as the Company does not substantially assume all risks and rewards of ownership of the leased assets . Operating lease payments are recognized as an expense on a straight - line basis over the lease term . In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability . The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight - line basis . F - I7

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31 , 2017 , 2016 and 2015 (in US dollars) 3. Critical accounting judgements and key sources of estimation uncertainty The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenditures, assets and liabilities . Actual results could differ from those estimates . On an ongoing basis, estimates and judgements are evaluated . The Company bases its estimates on the most probable set of economic conditions and planned course of action, historical experience, known trends and events, and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources . Actual results may differ from these estimates under different assumptions or conditions . Uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability affected in future periods . Estimates and underlying assumptions are reviewed on an ongoing basis . Revisions to accounting estimates are recognized in the period in which these estimates are revised and in any future periods affected . Balances and transactions that are subject to a high degree of estimation are the estimation of accrued expenses and the valuation of the embedded derivatives of the preferred shares . a. Estimation of accrued expenses As part of the process of preparing its financial statements, the Company is required to estimate its accrued expenses . This process involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed on the Company's behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost . The majority of service providers invoice the Company in arrears for services performed, on a pre - determined schedule or when contractual milestones are met ; however, some require advanced payments . The Company estimates its accrued expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time . The Company periodically confirms the accuracy of its estimates with service providers and makes adjustments if necessary . Examples of accrued research and development expenses include fees paid to : i) contract research organizations in connection with performing research and development services on the Company's behalf ; ii) investigative sites or other providers in connection with clinical trials ; iii) vendors in connection with non - clinical development activities ; iv) vendors related to product manufacturing, development and distribution of clinical supplies ; and v) various external consultants . F - I 8

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) The Company bases its expenses related to clinical trials on its estimate of the services received and efforts expended pursuant to contracts with multiple contract research organizations that conduct and manage non - clinical studies and clinical trials on the Company's behalf . The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows . There may be instances in which payments to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense . The majority of prepaid expenses relate to these instances . Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones . In accruing service fees, the Company estimates the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period . If the actual timing of the performance of services or the level of efforts varies from its estimate, the Company adjusts the accrual or prepaid expense accordingly . Although the Company does not expect its estimates to be materially different from amounts actually incurred, if its estimates of the status and timing of services performed differs from the actual status and timing of services performed, the Company may report amounts that are too high or too low in any particular period . b. Valuation of the embedded derivative of the preferred shares As part of assessing whether an instrument is a hybrid financial instrument and contains an embedded derivative, significant judgement is required in evaluating whether the host contract is more akin to debt or equity and whether the embedded derivative is clearly and closely related to the underlying host contract . The Company concluded that the host instrument of the preferred shares was a debt host due in part to the holder's right to redeem the instrument at a point in time in the future based only on passage of time . The Company determined that the conversion option was not closely related to the debt host, and that the conversion option was required to be separated from the host instrument and accounted for as an embedded derivative due to its down - round protection feature . In applying its judgement, the Company relies primarily on the economic characteristics and risks of the instrument as well as the substance of the contractual arrangement . The initial fair values of the embedded derivative conversion options and subsequent re - measurements at fair value at each reporting date were determined by using the Monte Carlo simulation model . The Monte Carlo simulation model better reflects non - static inputs, such as the anti - dilution (down - round protection) features of the preferred shares . A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is a significant uncertainty in the future value of inputs and where the movement in inputs can be independent of each other . Moreover, the use of this valuation model requires highly subjective assumptions . These assumptions are determined as of the measurement date and include the risk - free interest rate, the expected dividend yield, the expected volatility, the timing and amounts of subsequent rounds of financing, the expected timing and probability of exit events, and the underlying value of the Company . Assumptions with regards to volatility, subsequent rounds of financing, time to exit and underlying value of the Company are particularly important and sensitive, requiring significant judgement by management . Accordingly, any changes in the assumptions used in this model could significantly impact the values recognized as embedded derivative conversion options at inception and on subsequent re - measurement at each reporting date . F - I9

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) The risk - free rate is the rate of return on the US Department of Treasury daily treasury yield curve rates over a period equal to the expected timing of an exit event . The expected dividend yield is nil as the Company does not expect to pay dividends in the near future . The expected volatility reflects the assumption that the volatility used in estimating the value of the embedded derivative is indicative of future trends, which may not necessarily be the actual outcome . Due to the lack of a public market for the trading of the Company's shares and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded . For these analyses, the Company has selected companies with comparable characteristics to it including risk profiles, orphan drugs within their portfolios, positions within the industry and with historical share price information sufficient to meet the expected timing of an exit event . The expected timing and amounts of subsequent rounds of financing reflect management's best estimate of subsequent rounds of financing based on contracted commitments for subsequent rounds of financing ; the Company's financial condition, including cash on hand ; and the Company's historical and forecasted performance and budgeted cash burn . The expected timing of exit events are based on management's best estimate of possible exit events and their likelihood, considering the progress of the Company's research and development programs, including the status of non - clinical studies and clinical trials for the Company's product candidates ; the Company's stage of development and its commercialization and business strategy ; the Company's financial condition, including cash on hand ; the Company's historical and forecasted performance and operating results ; the likelihood of achieving a liquidity event, such as a sale of the Company or an IPO given prevailing market conditions ; external market conditions affecting the biopharmaceutical industry ; and trends within the biopharmaceutical industry . In the absence of a public trading market, the underlying value of the Company was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accounts Audit and Accounting Practice Aid Series , with the assistance of a third - party specialist, and is subject to estimation based on the valuation techniques selected and an evaluation of the inputs used in creating the valuation . Valuation techniques used include the probability - weighted expected return method and the option - pricing method or a hybrid of both methods . In addition, various objective and subjective factors were also considered, including the prices at which the Company sold preferred shares and the superior rights and preferences of the preferred shares relative to the Company's common shares ; the progress of the Company's research and development programs ; the Company's stage of development and its commercialization and business strategy ; the Company's financial condition, including cash on hand ; the Company's historical and forecasted performance and operating results ; the lack of an active public market for the Company's common shares and preferred shares ; the likelihood of achieving a liquidity event, such as a sale of the Company or an IPO given prevailing market conditions ; the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry ; external market conditions affecting the biopharmaceutical industry ; and trends within the biopharmaceutical industry . F - 20

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) There are significant judgements and estimates inherent in these valuations . These judgements and estimates include assumptions regarding the Company's future operating performance, the timing and likelihood of potential liquidity events and the determination of the appropriate valuation methodology at each valuation date . If different assumptions had been made, the Company's fair value of embedded derivatives and the resulting preferred share liability and accretion expense, as well as the re - measurement of the embedded derivatives could have been materially different . 4. Future changes in accounting policies The IASB has issued several new standards and amendments to standards and interpretations that are not effective for the year ended December 3 I, 20 I 7 , and although early adoption is permitted, they have not been applied in preparing these consolidated financial statements . The Company is currently evaluating the effect, if any, the following new standards and amendments will have on its financial results . i) Financial Instruments (IFRS 9 ), effective for annual periods beginning on or after January I, 20 I 8 , replaces the requirements in IAS 39 , Financial Instruments, Recognition and Measurement for classification and measurement of financial assets and liabilities . IFRS 9 introduces a single classification and measurement approach for financial instruments, which is driven by cash flow characteristics and the business model in which an asset is held . This single, principle - based approach replaces existing rule - based requirements and results in a single impairment model being applied to all financial instruments . IFRS 9 also modified the hedge accounting model to incorporate the risk management practices of an entity . Additional disclosures will also be required under the new standard . Early adoption of IFRS 9 is permitted . The expected credit loss related to the Company's financial assets is considered not material because of the counterparties involved . ii) Leases (IFRS I 6 ), effective for annual periods beginning on or after January I, 20 I 9 , provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors . It supersedes IAS I 7 Leases and its associated interpretive guidance . Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short - term leases and leases of low value assets) . Earlier application of IFRS I 6 is permitted for companies that have also adopted IFRS I 5 , Revenue from Contracts with Customers . 5. Investments Term deposits, bearing interest at rates varying between I . 30 % and I . 88 % and maturing on various dates up to October I, 20 I 9 , were classified as follows . December 31, 2017 December 31, 2016 December 31, 2015 Short - term investments $ 30 , 000 , 000 $ 30 , 000 , 000 $ - Long - term investments $ 75 , 000 , 000 - $ - $ 105 , 000 , 000 $ 30 , 000 , 000 $ - F - 2 I

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31 , 2017 , 2016 and 2015 (in US dollars) The objective for holding term deposits is to invest the Company's excess cash resources in investment vehicles that provide a better rate of return compared to the Company's interest bearing operating bank accounts with limited risk to the principal amount invested . The Company intends to match the maturities of its term deposits with the cash requirements of the Company's operating activities . 6 . Intangible assets 2017 2016 2015 Cost: Opening balance as at January I, 1 , 388 , 399 I , 388 , 399 I , 272 , I23 Additions 1 , 000 , 000 - II6 , 27 6 Closing balance as at December 3I, 2 , 388 , 399 I , 388 , 399 I , 388 , 399 Accumulated amortization: Opening balance as at January I, 493 , 815 356 , 289 222 , 03I Amortization 179 , 392 I37 , 526 I34 , 258 Closing balance as at December 3I, 673 , 207 493 , 8I5 356 , 289 Net book value as at December 31, 1 , 715 , 192 894 , 584 I , 032 , II0 All intangible assets are related to licensing agreements and have a finite life. During the year ended December 3 I, 20 I 5 , the Company entered into an exclusive worldwide license with Yamaguchi University (Yamaguchi) in Japan to exploit Yamaguchi's patent rights related to retinoid agonists as an anti - fibrotic agent in corneal and retinal repair . During the year ended December 3 I, 20 I 5 , the Company paid Yamaguchi a license fee of $ I 00 , 000 plus accumulated legal costs, which were recorded as an intangible asset, and is responsible for additional payments upon achieving certain clinical and regulatory milestones and royalties on related product sales (see note I 4 ) . On March 29 , 20 I 7 the Company entered into an exclusive licensing agreement with Galderma Research & Development SNC (Galderma) to obtain access to retinoic acid receptor gamma agonist compounds and was granted exclusive rights to use these in non - dermatological indications . In accordance with this agreement, the Company has paid a one - time license fee of $ I million, which was recorded as an intangible asset, and is committed to making certain future payments based on successful achievement of specific development and commercialisation milestones related to the licensed Galderma compounds (see note I 4 ) . 7. Preferred shares The Company has an unlimited number of voting and participating Preferred Shares authorized for issuance in series and without par value . F - 22

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) On March I 8 , 20 I 5 , the Company received the fourth and final tranche of the Class A financing, amounting to $ I 3 ,I 83 , 589 , upon the achievement of certain clinical milestones . On June 22 , 20 I 5 , the Company entered into a Class B share subscription agreement with new and existing investors and completed a $ 59 , 999 ,I 4 I round of financing to support the ongoing development of its lead compound, palovarotene for the treatment of FOP, less $ 2 , 56 I, 5 I 8 in share issuance costs . On March I 6 , 20 I 7 , the Company completed a $ I 0 , 000 , 080 Class C financing with a new investor . Under the agreed terms, the Company issued 84 I, 4 I 0 Class C redeemable convertible preferred shares at $ II . 88 per share for a total consideration of $ I 0 , 000 , 080 , less $ I 29 , 520 in share issuance costs . Class A, B and C redeemable and convertible preferred shares had substantially the same terms . The preferred shares were convertible into common shares any time at the option of the holder, on a one - to - one basis subject to normal and customary anti - dilutive provisions, but were mandatorily convertible upon closing of a qualified IPO, defined as an IPO with a minimum multiple of the original issue price of the preferred shares and with a minimum gross proceeds threshold . Also, the preferred shares were redeemable at face value at the option of the holder at any time commencing seven years after the Class B issuance in June 20 I 5 . The preferred shares also had a liquidation preference whereby upon dissolution or sale of the Company, the preferred shares were redeemable prior to the distribution of the remaining property, profits and surplus assets of the Company to preferred and common shareholders . The preferred shares carried an 8 % fixed, non - cumulative, preferential dividend, as and when declared by the Company's board of directors . In order to maximize the full value of the Company's assets and its ongoing development efforts, the Company did not pay out any dividends . The preferred shares also contained provisions that protected the holders from a decline in the issue price of the Company's shares (or down - round provisions) . These down - round provisions reduced the conversion price of the preferred shares if the Company issued a subsequent round of financing at a price that was lower than the conversion price of the preferred shares . As a result, the Company accounted for the conversion options of the preferred shares as embedded derivative liabilities, measured at FVTPL . The difference between the fair values allocated to the embedded derivative liabilities at inception and the proceeds received were accounted for as financial liabilities due to their redemption features . The financial liabilities were being accreted back to their face values through a charge to financial expenses over their expected term using the effective interest rate method . In August 20 I 7 , immediately prior to its qualifying IPO, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one - for - one basis into 20 , 076 , 224 common shares of the Company . In connection therewith, in the third quarter of 20 I 7 the Company i) included the original stated capital of the preferred shares in share capital, ii) included the excess of the total carrying value of the preferred shares and the embedded derivative liabilities over the original stated capital of the preferred shares in contributed surplus and iii) eliminated the contributed surplus created by the conversion of the preferred shares into common shares and recorded a corresponding reduction in deficit (as resolved by the Company's board of directors) . F - 23

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31 , 2017 , 2016 and 2015 (in US dollars) As at December 3 I, 20 I 7 , there were no Class A redeemable convertible preferred shares issued and outstanding (I 3 , 409 , 796 as at December 3 I, 20 I 6 and 20 I 5 at a price of $ 2 . 44 per share), no Class B redeemable convertible preferred shares issued and outstanding ( 5 , 825 , 0 I 8 as at December 3 I, 20 I 6 and 20 I 5 at a price of $ I 0 . 30 per share) and no Class C redeemable convertible preferred shares issued and outstanding (nil as at December 3 I, 20 I 6 and 20 I 5 ) . Changes in preferred shares and embedded derivatives for the years ended December 3 I, 20 I 7 , 20 I 6 and 20 I 5 were as follows : Preferred shares Embedded derivatives Class B Class C Class B Class C $ $ 40,809,I33 I9,I90,008 Balance - December 3 I, 20 I 4 Issuance of preferred shares Transaction costs Accretion during the year Loss on re - measurement at fair value Class A $ I 4 , I 07 , 44 7 $ - 8,585,449 - I,I08,I82 - (I,742,247) I,270,8I0 - Class A - $ 7 , 490 , 66 2 $ - - 4,598,I40 - - - - - 49,804,284 - - 2 , 759 , 475 - - - - - Balance, December 3I, 20I5 $ 23,80I,078 $ 40,337,696 $ - $ 6I,893,086 $ 2I,949,483 $ - Accretion during the year I , I92 , 408 2 , 549 , 770 - - - - Loss on re - measurement at fair value - - - 2I , 462 , 384 I2 , 5I9 , 658 - Balance, December 3I, 20I6 $ 24,993,486 $ 42,887,466 $ - $ 83,355,470 $ 34,469,I4I $ - Issuance of preferred shares - - 7,284,269 - - 2,7I5,8II Transaction costs - - ( 94 , 345) - - - Accretion during the year 730 , 576 I , 575 , 843 I72 , 743 - - - Loss (gain) on re - measurement at fair value Original stated capital of preferred shares reclassified - - - 85 , 089 , 0I3 ( 7 , 093 , 0I6) ( 93 , 334) (32,708,047) (59,999,I4I) (I 0,000,080 ) - - - as share capital upon conversion Excess reclassified as contributed surplus (total $I73,285,855) 6,983,985 I 5,535,832 2,637,4 I 3 (I 68,444,483 ) ( 27,376 ,I 25 ) (2,622,477) Balance, December 31, 2017 $ - $ - $ - $ - $ - $ - The fair values of the embedded derivative conversion options prior to March I6, 20I7 were estimated using a Monte Carlo simulation model. The fair values of the embedded derivative conversion options at March 3 I, 20 I 7 , and at inception for the Class C preferred shares, were estimated using a hybrid of the probability - weighted expected return method (PWERM), weighted at 75% , and a Monte Carlo simulation model, weighted at 25% . The Company integrated a PWERM model into its valuation methodology during the first quarter of 20 I 7 as it had undertaken tangible steps towards a qualifying IPO and it believed this model to be a more accurate estimation method of the conversion option . F - 24

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) Under the PWERM methodology, the fair value was estimated based upon the future implied equity values using a range of low, medium and high exit multiples . Exit multiples were derived from comparable public company transactions that compared the invested capital (being the aggregate of debt and shares) to the pre - IPO equity values . The estimated implied equity value was discounted back from the estimated time to exit to the valuation date . The fair values of the embedded derivative conversion options at June 30 , 20 I 7 were estimated using a hybrid of the PWERM method, weighted at 95% , and a liquidation scenario, weighted at 5% . The shift in weight towards the PWERM model considered the Company's continued progress towards a qualifying IPO . The fair values of the embedded derivative conversion options in August 20 I 7 , immediately prior to the conversion of the Class A, B and C redeemable convertible preferred shares on a one - for - one basis into common shares pursuant to the Company's qualifying IPO, were based on the public offering price of $ I 5 per share over the conversion price of the Class A, B and C redeemable convertible preferred shares, being their stated price per share . The fair value of the embedded derivative conversion options were estimated at inception and on a recurring basis using the Monte Carlo simulation model or PWERM methodology with the following key assumptions, including a nil dividend yield : August 2017 2017 ( i n ce p - tion) December 31, 2016 December 31, 2015 2015 (inception) Class A Class B Class C Class A Class B Class C Class A Class B Class A Class B Class C Class C Fair value of embedded derivative per share $ 12.56 $ 4.70 $ 3.12 $3.23 $ 6.22 $ 5.92 - $ 4.62 $ 3.77 - $ 0.85 $ 3.29 PWERM assumptions : Range of exit multiples - - - 3 . 4 - 4.1 - - - - - - - - Time to exit (in years) - - - 0.50 - - - - - - - - Monte Carlo assumptions : Starting equity value (in millions of $) - - - $298 . 1 $ 249.6 $ 249.6 - $ 170.9 $ 170.9 - $ 36.2 $ 170.9 Volatility - - - 74% 68% 68% - 8 1% 81% - 78% 7 2 % Weighted average time to exit (in years) - - - 0.75 0.85 0.85 - 2.25 2.25 - 1.54 1.38 F - 2 5

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) These derivative liabilities were classified as a Level 3 in the fair value hierarchy. A reasonably possible movement in the estimated starting equity value, expected volatility or expected time to exit could significantly impact the fair value of the embedded derivative. 8. Share capital The Company has an unlimited number of voting and participating common shares authorized for issuance without par value. As at December 3I, 20I7, there were 3I,7I7,584 common shares issued and outstanding (2,35I,347 as at December 3I, 20I6 and 2,35I,347 as at December 3I, 20I5). Changes in the number of common shares were as follows: Sh a re s 2017 $ S h a r e s 20I6 $ Shares 20I5 $ Balance at beginning of year 2 , 351 , 347 272 , 391 2 , 35I , 347 272 , 39I 2 , I79 , I82 I94 , 65I Issuance upon public offering 9 , 191 , 000 137 , 865 , 000 - - - - Share issuance costs - ( 10 , 236 , 593) - - - - Conversion of preferred shares (note 7) 20 , 076 , 224 102 , 707 , 268 - - - - Issued during the year - - - - 4I , I38 I2 , 008 Exercise of stock options 99 , 013 31 , 588 - - I3I , 027 38 , 248 Reclassification of share - based compensation pursuant to the exercise of stock options - 20 , 038 - - - 27 , 48 4 Balance at end of year 31 , 717 , 584 230 , 659 , 692 2 , 35I , 347 272 , 39I 2 , 35I , 347 272 , 39I In July 20 I 7 , the Company amended its articles of incorporation to effect a II . 99 - for - I stock - split of all of the Company's common shares . The stock - split became effective on July I 9 , 20 I 7 and, as a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in these consolidated financial statements have been retrospectively adjusted to reflect this stock - split for all periods presented . In August 20 I 7 , immediately prior to its qualifying IPO, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one - for - one basis into 20 , 076 , 224 common shares of the Company (see note 7 ) . In August 20 I 7 , the Company completed its IPO and issued 9 ,I 9 I, 000 common shares at $ I 5 per share, including the underwriters' over - allotment option, for total gross proceeds of $ I 37 , 865 , 000 . F - 26

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) Financing costs, consisting of legal and other advisory costs in the amount of $ I, 436 , 356 , were allocated to the listing of the Company's common shares existing immediately prior to the IPO and were expensed as incurred under general and administrative expenses . Financing costs, consisting of legal and other advisory costs in the amount of $ 586 , 043 , were allocated to new common shares issued in conjunction with the IPO and are reflected in share capital as a reduction of the IPO proceeds, along with underwriter fees of $ 9 , 650 , 550 . 9. Share - based payments Under the Company's Employee Stock Option Plan (ESOP), the Company could grant to its directors, management and employees non - transferrable stock options for the purchase of common shares . Up until completion of the IPO, the maximum number of common shares that were available for issuance under the ESOP was limited to 3 , 786 , 886 , of which 2 , 997 , 836 remain issued and outstanding as at December 3 I, 20 I 7 ( 2 , 453 , 586 as at December 3 I, 20 I 6 ) . Upon completion of its IPO, the Company adopted the 20 I 7 Omnibus Plan (Omnibus) under which all future equity - based awards are now granted . Employees, directors and consultants are eligible to participate in the Omnibus . The maximum number of common shares available for issuance under the Omnibus is limited to 2 , 390 , 605 as at December 3 I, 20 I 7 . This number will automatically increase by an annual amount to be added on the first day of each year, beginning January I, 20 I 8 and continuing until, and including, the year ending December 3 I, 2027 , equal to the lower of 4 % of the number of common shares outstanding as of December 3 I of the prior calendar year and an amount determined by the Company's board of directors . The annual amount added on January I, 20 I 8 was established at 4 % of the common shares outstanding at December 3 I, 20 I 7 , or I, 268 , 703 , thus bringing the maximum number of common shares available for issuance under the Omnibus to 3 , 659 , 308 as of January I, 20 I 8 . The Omnibus provides for awards of stock options, stock appreciation rights, unrestricted stock, stock units (including restricted stock units), performance awards, deferred share units, elective deferred share units and other awards convertible into or otherwise based on the Company's common shares . As at December 3 I, 20 I 7 , there were 27 , 990 stock options outstanding under the Omnibus (nil at December 3 I, 20 I 6 ) . The Omnibus is substantially consistent with the ESOP as it pertains to stock options . Stock options granted under the ESOP expire I 0 years after their initial grant date and those granted under the Omnibus expire 7 years after their initial grant date . Time - based stock options under either plan generally vest over a period of 4 years : 25 % cliff vesting after one year with monthly vesting over the subsequent 36 months . Performance - based stock options generally vest i) 25 % upon achievement of a milestone event with monthly vesting over the subsequent 36 or 48 months, ii) rateably over a period of 36 or 48 months upon achievement of a milestone event, or iii) rateably over a period of I 2 months upon achievement of a milestone event . Milestone events are specific to corporate goals and have all been achieved . The exercise price for stock option grants is determined at the date of grant by the Company's board of directors and cannot be less than the fair value of the Company's common shares . This fair value was previously established by various valuation analyses prior to the Company's IPO and will now be based on the Company's stock's closing price on the day prior to option grant . F - 27

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) Changes in the number of stock options outstanding are as follows: December 31, 2017 D ec ember 31, 2016 December 31, 2015 Options W e i g h t e d av er ag e e x erc i s e price O p t i o n s W e i g h t e d av er ag e e x erc i s e price O p t i o n s W e i g h t e d av er ag e e x erc i s e price Balance at beginning of period 2,453,586 $ 0 . 44 2,462,9I4 $ 0 . 44 2 , 259 , I80 $ 0 . 29 Issued during the period 67I,253 $ I0 . 22 - - 334 , 76I $ I . 36 Exercised during the period ( 99 , 0I3) $ 0 . 32 - - ( I3I , 027) $ 0 . 29 Cancelled during the year - - ( 9 , 328) $ 0 . 69 - - Balance at end of period 3,025,826 $ 2 . 61 2,453,586 $ 0 . 44 2 , 462 , 914 $ 0 . 44 The following table summarizes the information related to outstanding stock options as at December 3I, 20I7. Outstanding stock options Exercisable stock options Exercise price Number of stock options ou t s t a nd i ng Weighted average r e m a i n i n g contractual life ( y ea r s ) W e i gh t e d average e x e r c i s e p r i c e Number of exercisable stock options W e i gh t e d average e x e r c i s e p r i c e $ 0.29 2 , 035 , 807 6 . 2 I , 562 , I89 $ 0.69 264 , 787 7 . 3 I77 , 440 $ 4.8I 53 , 97 9 8 . 0 29 , 90 3 $ 9.70 I74 , 45 4 9 . 2 - $ I0.04 468 , 809 9 . 3 44 , 099 $ I6.26 II , 99 0 6 . 6 - $ I6.50 I6 , 00 0 6 . 9 - 3 , 025 , 826 7 . 0 $ 2.6I I , 8I3 , 63I $ 0.64 During the year ended December 3I, 20I7, the Company recorded a stock - based compensation expense of $2,I80,9I5 ($I74,4I9 in 20I6 and $I64,456 in 20I5) of which $I,495,I74 ($64,998 in 20I6 and $I00,5I5 in 20I5) was recorded in general and administrative expenses and $685,74I ($I09,42I in 20I6 and $63,94I in 20I5) in research and development expenses. F - 28

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31 , 2017 , 2016 and 2015 (in US dollars) As at December 3 I, 20 I 7 , the Company had approximately $ 2.5 million of total unrecognized stock - based compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted - average remaining vesting period of approximately I. 5 years. The fair value of the stock options granted was estimated at the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions: 2017 2016 2015 Grant (number of stock options) 671,253 - 334,761 Weighted average fair value of stock options $ 6.80 - $ 0.54 Weighted average exercise price $ 10.22 - $ 1.36 Weighted average assumptions: Share price $ 10.22 - $ 0.93 Risk - free interest rate 1 . 96% - 1 . 62% Expected dividend yield - - Volatility factor 77 . 13% - 74 . 76% Expected life (in years) 5.85 - 6 . 00 The Company estimates the fair value of its share - based awards to employees and directors using the Black - Scholes option pricing model that was developed to estimate the fair value of freely tradable, fully transferrable stock options without vesting restrictions . The terms of the share - based awards that have been awarded by the Company differ significantly from actual options that the Black - Scholes model was designed to evaluate . The Black - Scholes model requires the input of highly subjective assumptions, which affect the calculated values . These include (a) the expected volatility of the Company's stock, (b) the expected life of the award, (c) the risk - free interest rate and (d) expected dividends . The assumptions used represent the Company's best estimates at the time of grant . The expected volatility reflects the assumption that the volatility used in estimated the fair value of share - based compensation is indicative of future trends, which may not necessarily be the actual outcome . Due to the lack of a public market for the trading of the Company's common shares and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded . For these analyses, companies selected had comparable characteristics to the Company, including risk profiles, orphan drugs within their portfolios and position within the industry . This process will continue to be applied until a sufficient amount of historical information regarding the volatility of the Company's own stock price becomes available . In fiscal 20 I 8 , the Company will begin to weigh its limited stock price volatility into the estimate of the volatility factor used for new awards . F - 29

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) The expected life of the options reflects the assumption that the expected life of the options used in estimating the fair value of share - based compensation is indicative of future exercise patters that may occur which may not necessarily be the actual outcome . Due to its limited operating history, the Company has estimated the expected life of its stock options using the "simplified method", whereby the expected life equals the average vesting terms and the original contractual term of the option . The risk - fee interest rates for periods within the expected life of the option are based on the U . S . Department of Treasury daily treasury yield curve rates in effect at grant date for time periods approximately equal to the expected life of the option . The expected dividend yield has been estimated at nil as the Company has never paid cash dividends and does not expect to do so in the foreseeable future . 10. Loss per share For the years ended December 3 I, 20 I 7 , 20 I 6 and 20 I 5 , diluted loss per share is the same as basic loss per share as the effect of stock options and preferred shares would have been anti - dilutive . 11. Income taxes The effective tax rate on the Company's net loss differs from the expected amount that would arise using the statutory income tax rates . A reconciliation of the difference is as follows : 2017 201 6 2015 Loss before income taxes Statutory income tax rate ($ 114,811,428) 26 . 8% ($ 57,365,525) ($ 75,740,723) 26 . 9% 26 . 9% Computed income tax recovery Adjustment in income taxes resulting from: Unrecorded potential tax benefits Decrease in deferred tax assets resulting from a reduction in tax rate Income taxable at a different foreign tax rate Accounting charges not deducted for tax and other (30,769,463) 9,434,421 106,805 115,247 21,756,755 (I5,43I,326) (20,374,255) 5,I65,985 5,654,937 2I7,675 - 43,494 40,602 I0,I50,626 I4,834,936 Income tax expense $ 643 , 765 $ I46 , 45 4 $ I56 , 220 The Company's applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates. The Company's statutory income tax rate decreased from 26.9% to 26.8% as a result of a provincial decrease in income tax rates from 20I6 to 20I7. F - 30

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) The income tax effect of temporary differences that give rise to net deferred tax assets and deferred tax liabilities is presented below. 2017 20I6 20I5 Deferred tax assets Net operating loss carryforwards $ 21 , 923 , 593 $ I2,938,264 $ 8,020,I46 Unused research and development expenditures 1 , 807 , 596 I , I78 , 9I0 958 , 240 Financing costs 2 , 470 , 787 I7 , 20I I08 , 847 Costs relating to patents and others 139 , 380 II8 , 564 96 , 524 Property and equipment 258 , 423 I74 , 725 64 , 272 26 , 599 , 779 I4,427,664 9 , 248 , 029 Deferred tax liabilities Property and equipment - ( 3 , 209) ( I , 857) Net deferred income tax assets 26 , 599 , 779 I4,424,455 9 , 246 , I72 Unrecorded deferred income tax assets ( 26 , 599 , 779) ( I4 , 424 , 455) ( 9 , 246 , I72) - - - As at December 3 I, 20 I 7 , the Company had the following loss carryforwards and unclaimed deductions and credits available for carryforward . Investment tax credits, orphan drug tax credits, loss carryforwards and scientific research and experimental development expenditure amounts are based on management estimates and are subject to verification by taxation authorities . Accordingly, these amounts may vary significantly . F - 3 I

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) P r ov i n c i a l F e d er a l Research and development expenditures, without time limitation 7 , 399 , 759 6 , 377 , 490 Losses carried forward, expiring 2029 39 , 492 39 , 508 2030 153 , 102 153 , 353 203I 88 , 677 89 , 381 2032 77 , 368 92 , 095 2033 2 , 631 , 911 2 , 722 , 029 2034 7 , 902 , 544 8 , 103 , 485 2035 18 , 705 , 985 18 , 980 , 654 2036 18 , 711 , 295 19 , 046 , 349 2037 33 , 818 , 044 33 , 975 , 050 82 , 128 , 148 83 , 201 , 904 Unused tax credits, expiring 2033 76 , 81 8 2034 260 , 594 2035 203 , 856 2036 154 , 272 2037 354 , 158 1 , 049 , 69 8 US Federal Orphan drug tax credits, expiring 2037 626,636 12. Additional information on the consolidated statements of net loss and comprehensive loss 2017 20I6 20I5 Included in research and development expenses: Employee benefits expense Depreciation of property and equipment Expenses related to minimum operating lease payments $ 4,475,640 $ 16,879 $ 444,427 $ 2,352,59I $ 20,544 $ 360,565 $ I,97I,266 $ 6,450 $ 2I9,6II Included in general and administrative expenses: Employee benefits expense $ 3 , 759 , 584 $ I , 677 , 808 $ I , 8I4 , 930 Depreciation of property and equipment $ 8 , 418 $ I4 , 5II $ 8 , 056 Amortization of intangible assets $ 179 , 392 $ I37 , 526 $ I34 , 258 Expenses related to minimum operating lease payments $ 120 , 261 $ I32 , II0 $ II7 , 703 F - 3 2

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) 13. Financial expenses 2017 20I6 20I5 Transaction costs - embedded derivatives $ 35 , 175 $ - $ 8I9 , 27 I Accretion - preferred shares 2 , 479 , 162 3 , 742 , I78 2 , 378 , 992 Loss on re - measurement at fair value - embedded derivatives 77 , 902 , 663 33 , 982 , 042 52 , 563 , 759 Bank charges and other interest 14 , 320 II , 487 II , 334 Foreign exchange losses (gains) 6 , 482 ( 90 , 000) 366 , 765 Total financial expenses $ 80 , 437 , 80 2 $ 37,645,707 $ 56 , I40 , I2I 14. Commitments and contingencies As at December 3I, 20I7, the Company has commitments under various non - cancelable leases for premises in Montreal, Quebec, Canada and Auburndale, Massachusetts, USA. Minimum annual payments under all operating leases are expected to be as follows: Operating lease 20 I 8 20 I 9 2020 202 I 607,789 344,554 I00,958 - I,053,30I In accordance with an exclusive licensing agreement with Hoffman - La Roche (Roche), the Company is committed to pay Roche (i) a total of $ I, 000 , 000 in milestone payments upon the achievement of certain clinical milestones, (ii) up to a total of $ II, 000 , 000 in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway, with an additional $I,000,000 in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $ 37 , 500 , 000 million in milestone payments upon the achievement of certain sales milestones . The Company achieved the clinical milestone in December 3 I, 20 I 7 and paid Roche the $ I, 000 , 000 milestone in January 20 I 8 . This amount was recorded as research and development expenses in the year ended December 3 I, 20 I 7 and is included in accounts payable and accrued liabilities as at December 3 I, 20 I 7 . Future royalty payments, in the low teens, based on net sales are also stipulated in the licensing agreement . The likelihood and timing of these payments is unknown at this time . In accordance with a licensing agreement with the Thomas Jefferson University (TJU), the Company is committed to make a total of $ I 00 , 000 in milestone payments upon the achievement of certain clinical milestones and a total of $ 250 , 000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product or licensed process that meets the relevant milestones . The Company achieved the clinical milestone and paid TJU the $ I 00 , 000 milestone in December 20 I 7 . This amount was recorded as research and development expenses in the year ended December 3 I, 20 I 7 . Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement . Annual license maintenance royalties are also required as per the terms of the TJU licensing agreement . Such maintenance royalties are non - refundable but can be applied to royalties owing on sales per calendar year . The likelihood and timing of these payments is unknown at this time . F - 33

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) In accordance with a licensing agreement with Yamaguchi University in Japan, the Company is committed to make a total of $ 75 , 000 in milestone payments upon the achievement of certain clinical milestones and a total of $ I 50 , 000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product that meets the relevant milestones . Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement . The Company also has a royalty buy - out option pursuant to which it can terminate its obligation to pay royalties to Yamaguchi University under the license agreement at any time and at its sole discretion upon payment of a certain amount to Yamaguchi . The likelihood and timing of these payments is unknown at this time . In accordance with an exclusive option agreement signed with Galderma on April I, 20 I 6 , the Company was evaluating certain Galderma retinoic acid receptor gamma agonist compounds in exchange for technology access payments with a potential aggregate amount of $ 0 . 7 million during a two - year option period . The technology access fees were being expensed over the period to which they related and terminated when the Company decided to enter into a pre - negotiated and exclusive licensing agreement . On March 29 , 20 I 7 , the Company entered into an exclusive licensing agreement with Galderma to obtain access to retinoic acid receptor gamma agonist compounds and was granted exclusive rights for use in non - dermatological indications . In accordance with this agreement, the Company is committed to pay Galderma a total of $ 2 , 000 , 000 in milestone payments upon the achievement of clinical milestones and up to a total of $ 25 , 500 , 000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first product that meets the relevant milestones . Future single digit royalty payments based on net sales are also stipulated in the licensing agreement . The likelihood and timing of these payments is unknown at this time . The Company enters into contracts in the normal course of business with contract research organizations for preclinical research and clinical studies, research supplies and other services and products for operating purposes . These contracts generally provide for termination on notice, and therefore are cancelable contracts . 15. Related party transactions The Company has not been party to any material related party transactions which might reasonably be expected to influence decisions made by the users of these consolidated financial statements, other than the following . F - 34

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) During the year ended December 3 I, 20 I 6 , one of the Company's executive officers provided limited services to a company controlled by an investor . The salary and related expenses incurred, such as travel costs, totaled $ 59 , 022 for the year ended December 3 I, 20 I 6 , and were invoiced to the company controlled by an investor, all of which was receivable at December 3 I, 20 I 6 and collected in 20 I 7 . The Company recorded this expense reimbursement as a reduction of general and administrative expenses in the year ended December 3 I, 20 I 6 . This transaction was measured at the exchange amount, being the consideration established and agreed to by the related parties . Accounts payable and accrued liabilities, including accumulated payroll, vacation and bonus accruals for key management personnel, as well as business expense reimbursements for key management personnel amounted to $589,787 as at December 3I, 20I7 ($355,327 at December 3I, 20I6 and $379,462 at December 3I, 20I5). Compensation of key management personnel The Executive Committee and the members of the Board of Directors are considered to be key management personnel. The aggregate compensation for the years ended December 3I, 20I7, 20I6 and 20I5 to key management personnel of the Company is set out below: 2017 20I 6 20I5 Short - term benefits Director fees $ 2,176,345 116,398 $ I , 742 , 02 I $ I , 672 , 327 45 , 54 0 46 , 920 Stock - based compensation 2,292,743 1,083,160 I,787,56I I,7I9,247 83,270 I26,889 $ 3 , 375 , 903 $ I , 870 , 83 I $ I , 846 , I36 16. Financial instruments a. Capital management The Company's primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its product candidates . The capital structure consists of equity offset by cash and short and long - term investments. Cash in excess of immediate working capital requirements is invested in accordance with the Company's investment policy, primarily with a view to liquidity and capital preservation . At December 3 I, 20 I 7 , short and long - term investments are held in guaranteed investment certificates with a Canadian chartered bank . The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its product candidates . F - 35

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31 , 2017 , 2016 and 2015 (in US dollars) The Company has incurred losses and cumulative negative operating cash flows since its inception . The Company anticipates that it will continue to incur losses for at least the next several years in order to fund its operations . The Company expects its research and development, general and administrative and commercial expenses to increase and, as a result, the Company will need additional capital to fund its operations, which it may raise through any one or a combination of equity offerings, debt financings, other third - party funding, marketing and distribution arrangements and other collaborations, strategic alliance and licensing arrangements . To date, the Company has financed its cash requirements primarily from the issuance of common shares, preferred shares and convertible notes . Although the Company's cash position as at December 3 I, 20 I 7 exceeds the Company's anticipated level of gross expenditures for at least the next twelve months, the Company believes that its current liquidities will not be sufficient to carry its current development program through to commercialization . If the Company is unable to secure additional financing, it will be required to curtail some or all of its operations . There can be no assurance that such financing will materialize on a timely basis or be obtained on acceptable terms . In order to maximize the full value of the Company's assets and its ongoing development efforts, the Company does not pay out dividends. The Company is not subject to any externally imposed restrictions, covenants or capital requirements. b. Fair value of financial instruments The Company has determined that the carrying amount of its cash, short and long - term investments, interest receivable, other receivables and accounts payable and accrued liabilities approximates their fair value because of the relatively short periods to maturity of these instruments . c. Financial risk management objectives The Company is exposed to certain financial risks, including liquidity risk, foreign currency risk, interest rate risk and credit risk . Management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary . d. Liquidity risk management Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due . The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note I 6 a) above . The balance of accounts payable and accrued liabilities is due within one year . For information on the maturity of commitments and contingencies, see note I 4 . F - 36

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) e. Foreign currency risk management The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates . The Company incurs a portion of its expenses in Canadian dollars and in Euros as well as other currencies to a lesser extent . A change in the currency exchange rates between the US dollar relative to the Canadian dollar or the Euro could have a significant effect on the Company's results of operations, financial position or cash flows . The Company does not have in place any tools to manage its foreign exchange risk, other than keeping expected foreign currency cash requirements in the foreign currency to form a natural hedge . The Company is exposed to currency risk through its cash, interest, sales tax and other receivables and accounts payable and accrued liabilities denominated in Canadian dollars and Euros as follows . December 31, 2017 CA$ December 3I, 20I6 CA$ December 3I, 20I5 C A $ Cash Interest, sales tax and other receivables Accounts payable and accrued liabilities 954,965 118,790 (1,303,339) 93I,082 42,930 (569,958) 4,328,34I 60,68I ( 88I , 747) Net exposure (229,584) 404,054 3,507,275 December 31, 2017 E U R December 3I, 20I6 E U R December 3I, 20I5 E U R Cash Accounts payable and accrued liabilities 139,056 (637,369) 63,033 ( 42I , 45I) 98,060 (362,978) Net exposure (498,313) (358,4I8) (264,9I8) Based on the above net exposures as at December 3I, 20I7, and assuming that all other variables remain constant, a I0% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $I8,263 on the Company's net loss. Based on the above net exposures as at December 3I, 20I7, and assuming that all other variables remain constant, a I0% depreciation or appreciation of the US dollar against the Euro would result in an increase/decrease of $59,823 on the Company's net loss. The following exchange rates applied during the year ended December 3I, 20I7: Average rate Reporting date rate CA$ - US$ 0 . 7703 0 . 7955 EURO - US$ I . I30I I . 2005 F - 3 7

Clementia Pharmaceuticals Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2017, 2016 and 2015 (in US dollars) f. Interest rate risk management Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates . The Company is exposed to interest rate risk on its short and long - term investments . The objective of holding term deposits is to invest the Company's excess cash resources in investment vehicles that provide a better rate of return compared to current interest bearing operating bank accounts with limited risk to the principal amount invested . The Company intends to match the maturities of its term deposits with the cash requirements of its operating activities . The Company does not have in place any tools to manage its interest rate risk . The risk of a sudden, significant change in market interest rates relative to the interest rates earned on the Company's short and long - term investments having an impact on the Company's results of operations or cash flows is limited owing to the relative short - term nature of these investments . g. Credit risk management Credit risk arises from cash, short and long - term investments, interest, and other receivables . The Company holds its cash and short and long - term investments at Canadian and US chartered banks . The credit risk of cash, short and long - term investments and interest receivable from short and long - term investments is limited because the counter - parties are chartered banks with high credit ratings assigned by international credit rating agencies . 17. Operating segments The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions, being the biopharmaceutical segment . The Company's singular focus is on advancing treatments for people living with rare diseases, including FOP and MO, as well as other diseases . All of the Company's intangible assets are held in Canada. The Company's property and equipment are held as follows: 80% held in Canada and 20% in the United States. 18. Subsequent events a) From January I, 20 I 8 to February 27 , 20 I 8 , the Company granted 897 , 980 stock options at a weighted average exercise price of $ I 3 . 88 . F - 3 8

Exhibit 12.1 CERTIFICATION I, Clarissa Desjardins, certify that: 1. I have reviewed this annual report on Form 20 - F of Clementia Pharmaceuticals Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report ; 3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report ; 4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13 a - 15 (e) and 15 d - 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13 a - 15 (f) and 15 d - 15 (f)) for the company and we have : a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared ; b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ; c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation ; and d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting ; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions): a ) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and b ) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting. Date: February 27 , 2018 B y : /s/ Clarissa Desjardins Clarissa Desjardins President and Chief Executive Officer

Exhibit 12.2 CERTIFICATION I, Michael Singer, certify that: 1. I have reviewed this annual report on Form 20 - F of Clementia Pharmaceuticals Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report ; 3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report ; 4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13 a - 15 (e) and 15 d - 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13 a - 15 (f) and 15 d - 15 (f)) for the company and we have : a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared ; b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ; c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation ; and d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting ; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions): a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting. Date: February 27, 2018 B y : /s/ Michael Singer Michael Singer Chief Financial Officer

Exhibit 13.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002 In connection with this annual report on Form 20 - F of Clementia Pharmaceuticals Inc . (the "Company") for the fiscal year ended December 31 , 2017 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Clarissa Desjardins, President and Chief Executive Officer of the Company, hereby certify pursuant to 18 U . S . C . Section 1350 , as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 , that, to my knowledge : (i) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and (ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. Date: February 27, 2018 /s/ Clarissa Desjardins Clarissa Desjardins President and Chief Executive Officer ( Principal Executive Officer ) The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 20 - F or as a separate disclosure document.

Exhibit 13.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002 In connection with this annual report on Form 20 - F of Clementia Pharmaceuticals Inc . (the "Company") for the fiscal year ended December 31 , 2017 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael Singer, Chief Financial Officer of the Company, hereby certify pursuant to 18 U . S . C . Section 1350 , as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 , that, to my knowledge : (i) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and (ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. Date: February 27, 2018 /s/ Michael Singer Michael Singer Chief Financial Officer ( Principal Financial Officer ) The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (subsections (a) and (b) of Section 1350 , Chapter 63 of Title 18 , United States Code) and is not being filed as part of the Form 20 - F or as a separate disclosure document.

Exhibit 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors of Clementia Pharmaceuticals Inc. We consent to the incorporation by reference in the registration statement (No . 333 - 219703 ) on Form S - 8 of Clementia Pharmaceuticals Inc . of our report dated February 27 , 2018 , with respect to the consolidated statements of financial position of Clementia Pharmaceuticals Inc . as at December 31 , 2017 and December 31 , 2016 , and the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows, for each of the three years in the period ended December 31 , 2017 , and the related notes (collectively the "financial statements"), which appears in the December 31 , 2017 Annual Report on Form 20 - F of Clementia Pharmaceuticals Inc . /s/ KPMG LLP* February 27 , 2018 Montreal, Canada *CPA auditor, CA, public accountancy permit No. A125211 KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity . KPMG Canada provides services to KPMG LLP .

clementia

corporate information

Executive Leadership

Clarissa Desjardins, PhD
Founder and CEO

Donna Grogan, MD
Chief Medical Officer

Eric Grinstead
Chief Commercial Officer

Jeff Packman
Chief Development Officer

Michael Singer
Chief Financial Officer

Board of Directors

David Bonita, MD
Chairman

Clarissa Desjardins, PhD
Founder and CEO

Robert Heft, PhD

Pierre Legault, MBA, CA, CPA

Allan Mandelzys, PhD, MBA

Francois Nader, MD, MBA

Jean-François Pariseau MSc, MBA

Transfer Agent

The transfer agent is responsible, among other things, for handling stockholder questions regarding lost stock certifcates, address changes, including duplicate mailings and changes in ownership or name in which shares are held. These requests may be directed to the transfer agent at the following addresses:

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario, Canada, M5J 2Y1

Computershare Trust Company N.A.
250 Royall Street
Canton, MA, USA 02021

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. EDT on May 29, 2018, at:

Offices of Dentons Canada LLP
1 Place, Ville Marie, 39th Floor
Montréal, Québec, Canada H3B 4M7

Investor Relations

Joseph Walewicz
Executive Vice President, Business and Corporate Development
4150 Ste-Catherine Street West, Suite 550
Montréal, Québec, Canada H3Z 2Y5

Corporate Counsel

Dentons Canada LLP
1 Place, Ville Marie, 39th Floor
Montréal, Québec, Canada H3B 4M7

Jenner & Block LLP
919 3rd Avenue
New York, NY, USA 10022

Independent Auditors

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal, Québec, Canada H3A 0A3

clementia
annual report
2017

Stock Info

NASDAQ: CMTA

United States

275 Grove Street, Suite 2-400
Auburndale, MA 02466
TEL: +1 (844) 940-3600

Canada

4150 Ste-Catherine Street West, Suite 550
Montréal, Québec, Canada H3Z 2Y5
TEL: +1 (514) 940-3600

clementiapharma.com

clementia